Form 10-K, Exhibit 13
period 1995-09-30
SIFCO INDUSTRIES INC
filed 1995-12-22
CIK 90168

                                                        EXHIBIT 13



[LOGO]
SIFCO
INDUSTRIES, INC.






                                ANNUAL REPORT
                                    1995

SIFCO Industries is a metalworking manufacturer committed to meeting the technical, product quality, and service needs primarily of aerospace industry customers worldwide. SIFCO serves 90% of the world's airlines and maintains a growing network of manufacturing, service and distribution centers in the United States, Europe and the Far East. The Company's operations consist of two business segments:

SPECIALTY PRODUCTS


Provides repair and remanufiicture ofjet engine and industrial turbine components; precision machining for aerospace applications, including subassemblies and finished replacement parts; equipment, solutions and contract services in selective electroplating for aerospace, defense and industrial markets.

FORGINGS


Provides specialized forgings in numerous alloys for applications in the aerospace and sophisticated industrial markets; marketing to provide worldwide sourcing and selling capabilities, as well as international technology transfer.


                                                   FINANCIAL HIGHLIGHTS OF 1995

                                          Dollars in thousands, except per share amounts

--------------------------------------------------------------------------------------------------------------------------
Years Ended September 30                          1995            % Change         1994           % Change           1993
--------------------------------------------------------------------------------------------------------------------------
Net sales                                        $68,134          10.9%          $61,429          18.4%           $51,897
Net income (loss)                                  2,812*                             55                           (9,101)**
Net income (loss) per share                      $   .55                             .01                            (1.80)
Dividends per share                                   --                              --                               --
Shareholders' equity per share                      6.05          12.2%             5.39           4.4%              5.16
Stock price range (high-low)              5 9/16-2 15/16                    4 3/4-2 9/16                    4 13/16-2 5/8
Shares outstanding                                 5,092                           5,062                            5,003
Number of shareholders                               835                             860                              896
Return on beginning shareholders' equity           10.3%                            0.2%                           (24.1%)
Long-term debt/equity percent                      21.7%                           25.6%                            30.5%

* Includes reversal of restructuring charge to income of $1,512
* * Includes $6,500 of restructuring expense


TO OUR
SHAREHOLDERS
AND EMPLOYEES

DRAMATIC IMPROVEMENT                                            hammers offering advantages for smaller forgings,
                                                                while Wyman-Gordon was particularly well
During fiscal 1995 we enjoyed our strongest                     equipped to produce larger parts.
performance in over four years. Sales improved by
almost $7 million while net earnings improved by
$1.2 million, excluding the reversal of reserves for            When Wyman-Gordon closed its hammer facility in
the Forge restructuring project which was completed             Worcester, Massachusetts during the year, some of
during the second quarter. Several factors                      the work was transferred to that company's press
contributed to the year's success. Among the most               forging facilities in other locations. Many
important of these was the dramatically improved                forgings, however, were not compatible with those
performance of the restructured Forging segment.                operations.  As a result, we have entered into an
Through its focus on expertise in aerospace forgings,           alliance with Wyman-Gordon whereby their
aggressive customer service and improved                        customers have been offered the opportunity for
efficiencies, the Forging segment increased sales by            continued production of hammer forgings at our
almost $3 million and climbed from a loss in 1994 to            Cleveland, Ohio forge plant. The arrangernent has
a profit in fiscal 1995.                                        produced orders for forgings on airframes as well
                                                                as critical rotating engine parts.  The alliance
                                                                strengthens our position in the aerospace market
CUSTOMER SATISFACTION                                           and is a statement of confidence in our forging
                                                                technology.

Since the implementation of Forge restructuring, an
increased commitment to customer satisfaction has               STATE-OF-THE-ART AIRCRAFT FEATURE
generated appreciative responses. For example,                  SIFCO FORGINGS
Aircraft Braking Systems awarded the Forge the rank
of certified supplier and named them Number One
Supplier in their size range. During the year,                  The Forge continues to participate in a wide variety
McDonnell-Douglas bestowed the Gold Award, their                of new commercial aircraft programs. The most
highest quality achievement rating, and AlliedSignal            contemporary include Boeing' s new state-of-the-art
included the Forge in their TQS or "Total Quality               777 and the 737-700. They also are producing
through Speed" program. All of these represent the              forgings for the airframes on the Airbus A319, the
"Spirit of Partnering" which is at the core of SIFCO            Canadair Challenger 604 business jet, the Gulfstream
Forge philosophy.                                               V and the Mitsubishi MH2000 commercial
                                                                helicopter. Military programs include the
                                                                McDonnell-Douglas C-17 military transport and the
STRATEGIC ALLIANCE                                              Lockheed Martin F-22 advanced tactical fighter.


For many years, we have shared aerospace                        The list of programs also includes a large variety of
customers with Wyman-Gordon, the nation's                       aircraft engines and many other aircraft that have
largest forging company.  Our equipment size                    been equipped with a variety of SIFCO forgings for
range capabilities overlapped, with SIFCO's                     many years.


INNOVATIVE CUSTOMER SERVICE                                     by Pratt & Whitney of Canada. These are used on
                                                                business jets and by regional airlines. We are also
                                                                receiving increased business in the manufacture of
The focus on customer service characterizes our                 new turbine blades, primarily for industrial gas
restructured forging operations and also describes the          turbine engines used in electrical power generation.
marketing policies of our Specialty Products
segment. For example, our turbine repair services
early this year initiated an ambitious assistance               We provide products and services to a broad base of
program in the management of parts inventories for              customers, and some of our products are fairly
airline customers. The program assures on-time                  unusual. For example, our turbine repair services in
delivery ofthe desired part while keeping the                   Minneapolis designed and fabricated a complicated
customer's inventory costs to a minimum. These                  machine that reshapes turbine component vanes with
programs are being well received by major airlines              speed and precision. Representatives of a major
and are beginning to establish our turbine repair               engine manufacturer happened to see the prototype in
operations as major innovators of customer service in           action and were so impressed with its capabilities,
the airline industry.                                           they bought one! Even though the equipment was
                                                                originally intended for internal use only, the machine
                                                                (or VAM for Vane Adjustment Machine) has become
SPECIALTY PRODUCT UPDATE                                        a new product for our Specialty Products segment
                                                                and has generated considerable prestige among
                                                                customers and competitors alike for the high tech
The product development prograrns that support our              engineering it represents.
turbine repair services are demonstrating their
effectiveness. New repair programs and technologies
have been approved for the new generation power                 Another interesting program which is literally "space
plants of all major engine manufacturers. For                   age" involves a plating contract that has been
example, we have several approved repair programs               initiated for work on the NASA space station being
for the CFM56, one of the best selling of                       fabricated in Huntsville, Alabama. The job involves
contemporary power plants which is used on all                  brush plating of nickel onto aluminum surfaces in the
newer Boeing 737s and Airbus A320s and A340s.                   space station to provide corrosion protection.
                                                                Another "space age" job called for the sample plating
                                                                repair ofthe lifting gear handling device used to
We have estimated that we already serve 90% of the              position the solid rocket boosters on NASA's space
world's major airlines through OEM or repair                    shuttles.
services. Whether you fiy China Airlines, Finnair,
Alitalia, Turkish Airlines, Korean Air, Air New
Zealand, Swissair or any of the more familiar U.S.              In November 1995 we announced the reorganization
carriers, chances are that SIFCO has participated in            of our turbine repair business. Those services are
the quality maintenance that keeps them flying with             now headed by Timothy Crean and encompass the
safety and economy.                                             turbine repair facilities in Cork, Ireland, Tampa,
                                                                Florida and Minneapolis, Minnesota. Dr. Ken Gove
                                                                now heads the Tampa facility and is responsible for
Smaller engines for which we have repair programs               expanding the current range of turbine repairs with a
include the PT6, PW100 and JT15, manufactured

major focus on hot section turbine components. With             We are pleased that Doug has joined our Board of
licensed technologies from Pratt & Whitney, Rolls               Directors. His comprehensive knowledge of the
Royce, CFMI, General Electric, and Allison Engine               aerospace forging industry and in-depth familiarity
Company, our repair services are strategically                  with world class manufacturing methods, quality
positioned to assure a significant role in the hot              improvement techniques and process control are a
section turbine component repair market.                        significant asset to the Company.


These products and technologies are not a complete              OUTLOOK
representation of our product lines. But they serve as
examples ofthe ingenuity and expertise that have
been a SIFCO tradition beginning with our                       The International Air Transport Authority (IATA)
participation in the production of the first jet engines        early this year reported that the world airlines
to today's most sophisticated power plants. As a                collectively earned $1.8 billion in 1994, the
result of our improving diversity we are keeping pace           industry's first year in the black since 1989. The
with the evolving needs of airlines worldwide as we             IATA Director General predicted that industry profit
work to increase our market share through superior              for 1995 would be beyond anything achieved since
service and technology.                                         the 1973 oil crisis, with favorable trends in both
                                                                freight and passenger traffic. The Boeing Company
                                                                this year, in its analysis of the market outlook for
BOARD ACTION                                                    commercial aviation, suggests that the airline
                                                                industry has moved through the low point of its
                                                                business cycle and is now in the recovery phase, but
The SIFCO Industries, Inc. Board of Directors                   cautions that commercial aircraft manufacturing
elected J. Douglas Whelan to the Board effective                follows the airlines and is just now going through the
October 31, 1995, to fill the position vacated by the           low point of the cycle. And though new airplane
retirement of Herbert S. Richey who served on the               orders have not rebounded as rapidly as they have in
Board since 1977. We have appreciated Herb's                    the past, the long term outlook remains promising.
participation throughout his many years of reliable             Industry observers expect the trend of improved
service and wish him the very best in retirement.               earnings among the world' s airlines to continue.


Douglas Whelan is the President of Wyman-Gordon                 We are encouraged by these and other positive
Forgings, a division ofthe Wyman-Gordon Company                 signals regarding our major markets. We also are
of North Grafton, Massachusetts. Mr. Whelan has                 confident that as a result of our product development
also served as Vice President of Operations of the              programs and restructuring efforts we are more than
Cameron Forged Products Division of Cooper                      ever before competitively positioned to serve the most
Industries, Inc. In May of 1994, Cooper Industries              contemporary needs of our customers worldwide.
sold the Cameron Forged Products Division to the
Wyman-Gordon Company.
                                                                JEFFREY P. GOTSCHALL           CHARLES H. SMITH, JR.
                                                                President & CEO                Chairman of the Board

                                                                December 13, 1995


MANAGEMENT'S
DISCUSSION AND
ANALYSIS OF
BUSINESS


OPERATIONS 1993-1995

IN 1993, net sales declined from $57.6 million in 1992 to       To this end we have recorded a $6.5 million charge, as
$51.9 million or 10%, with Specialty Products declining         mentioned above, to refiect the estimated reduction of the
4% and Forging sales declining 20%. Income from                 carrying value of certain assets and costs associated with
operations before corporate and interest expense declined       downsizing the Forge operation over the next six to nine
$8.0 million to a loss of $7.6 million from income of $.4       months.
million in 1992. Specialty Products accounted for $1.5
million of the decline and Forgings the balance of $6.5
million. The Company recorded $6.5 million of expense           Total Company new orders for 1993 increased to $56.0
in the fiscal fourth quarter for which no tax benefit was       million from $48.7 million in 1992.  Approxfinately $7.5
provided, relating to the restructuring of its Forge Group.     million of this increase is the result of new products.
Defense-related sales declined to $7.3 million from $15.3       Defense orders declined to $6.0 million from $8.3
million in 1992.                                                million in 1992. On a positive note, new orders in fiscal
                                                                1993 exceeded shipments by $4.1 million. In addition,
                                                                we were encouraged by the increasing level of order
Specialty Products sales declined $1.6 million to $34.9         activity from airline repair customers over the last two
million from $36.5 million in 1992.  Defense-related            quarters of fiscal 1993.
sales fell $6.0 million to $1.0 million in 1993,
accounting for the majority of the consolidated decline in
defense business. Additional volume from our Selectrons         IN 1994, net sales increased from $51.9 million to $61.4
acquisition and the new aircraft engine repair facility in      million, or approximately 18%, with Specialty Products
Ireland were not enough to offset the decline in defense.       increasing 25% and Forgings increasing 6%.  Income
The loss of defense business in Specialty Products              from operations before corporate and interest expense
accounted for $1.4 million of the $1.5 million profit           was $2.3 million compared to a loss of $7.6 million in
decline in this segment.                                        1993. The Company recorded $6.5 million of expense in
                                                                the fourth quarter of fiscal 1993 relating to the
                                                                restructuring of its Forge Group. The amount charged
Forging sales declined $4.4 million to $17.5 million from       against the reserve in fiscal 1994 was $3.8 million,
$21.9 million in 1992. Defense-related sales accounted          reducing the reserve to $2.7 at September 30, 1994. The
for $1.3 million of the decline, dropping to $6.3 million       Company had a gain of $.246 million from the sale of
from $7.6 million in 1992. Forging's loss from                  investments in fiscal 1994. Defense sales were basically
operations before corporate, interest and restructuring         flat at $7.0 compared to $7.3 million in 1993.
expense remained basically fiat at $2.2 million despite
the decrease in volume. This was achieved by the cost
reductions that were made during the year and the benefit
of approximately $.7 million of technical assistance
income earned in 1993.  It is apparent, though, that the
decline in the commercial aerospace and defense
business has made further adjustments necessary to bring
forging capacity in line with current market conditions.



Specialty Products sales increased $8.7 million to $43.6        Specialty Products sales increased $3.8 million to $47.4
million from $34.9 million in 1993.  Defense-related            million from $43.6 million in 1994. Defense-related
sales were fiat at $1.0 million for both years. Specialty       sales were $.7 million compared to $1.0 million last year.
Products income from operations before corporate and            Specialty Products income from operations before
interest expenses increased to $3.2 million from $1.1           corporate and interest expense increased to $3.6 million
million in 1993.  Increased activity from airline repair        from $3.2 million in 1994. Increased activity from
customers accounted for the majority of the increase.           airline repair customers was the primary source of the
                                                                increase.

Forging sales increased to $18.5 million from $17.5
million in 1993. Defense-related sales were basically fiat      Forging sales increased $2.8 million to $21.3 million
at $6.0 million compared to $6.3 million in 1993.               from $18.5 million in 1994. Defense-related sales were
Forging's loss from operations before corporate, interest       $8.6 million compared to $6.0 million in 1994.
and restructuring charges decreased to $.9 million from         Forging's income from operations before corporate and
$2.2 million in 1993. The restructuring of the Forge            interest expense increased to $2.1 million (including the
Group, which was implemented at the end of the                  reversal to income of $1.5 million of the restructuring
second quarter, was planned to be completed by the              reserve mentioned above) compared to a $.9 million loss
end of fiscal 1995. A balance of $2.7 million of the            in 1994.
$6.5 million reserve provided in fiscal 1993 remained
for that purpose.
                                                                Total new orders for fiscal 1995 increased to $72.0
                                                                million from $66.6 million in 1994. Defense orders
Total new orders for fiscal 1994 increased to $66.6             declined to $4.4 million from $11.5 million last year. A
million from $56.0 million in 1993. Defense orders              retrofit of the CH-46 helicopter accounted for $7.0
increased $5.5 million to $11.5 million from $6.0 million       million of defense orders in 1994.
in 1993. A retrofit of the CH-46 helicopter accounted for
$7.0 million of the defense orders.
                                                                FINANCIAL POSITION

IN 1995, net sales increased to $68.1 million from $61.4
million or approximately 1 1% with Specialty Products           The Company's long-term debt as a percentage of equity
increasing 9% and Forgings increasing 15%. Defense-             at the end of the year was 21.7% compared to 25.6% and
related sales increased to $9.3 million from $7.0 million       30.5% in 1994 and 1993.
in 1994. Income before income taxes was $3.1 million
compared to $.270 million in 1994. The Company
completed the restructuring of the Forge Group in the           The Company's lead bank has agreed to increase the
second quarter of fiscal 1995 and income before income          revolving line of credit to $7.0 million from the current
taxes for fiscal 1995, as well as the second quarter,           amount of $6.0 million and to extend the credit
includes the reversal to income of $1.5 million of the          agreement to January 1998. The Company had $4.2
restructuring reserve. Income before income taxes in            million outstanding against the credit agreement at
fiscal 1994 included a gain of $.25 million from the sale       September 30, 1995. The Company feels it has adequate
of investments.                                                 funding for its capital expenditures plans of $3.0 million in the coming year.


SELECTED FINANCIAL DATA
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
(000 omitted except for per share data)


                                              1995         1994         1993        1992           1991
Net sales                                  $68,134      $61,429      $51,897     $57,605        $65,326

Operating income (loss)                      3,067**        24       (10,297)*    (1,574)         3,891
Net gain on disposal of investments                        246         -----         694          -----

Income tax (provision) benefit                (255)       (215)        1,196         440         (1,046)
Net income (loss)                            2,812          55        (9,101)       (440)         2,845
Net income (loss) per share                    .55         .01         (1.80)       (.09)           .57

Cash dividends per share                     -----       -----         -----         .21            .24
Shareholders' equity                        30,805      27,270        25,814      37,716         37,510
Shareholders' equity per
  share at year end                           6.05        5.39          5.16        7.57           7.56

Return on beginning
  shareholders' equity                       10.3%        0.2%        (24.1%)      (1.2%)          7.8%

Long-term debt                               6,675       6,975         7,875       9,815          1,683
Long-term debt to equity percent             21.7%       25.6%         30.5%       26.0%           4.5%
Working capital                             12,637       9,675         5,234      14,923         19,598
Current ratio                                  1.7         1.6           1.3         2.2            3.0
Net property, plant and equipment           23,460      21,476        22,745      24,432         17,076
Total assets                                60,682      55,784        54,924      62,172         49,688
Shares outstanding
  at year end                                5,092       5,062         5,003       4,980          4,959


*Includes restructuring expense of $6,500.
* *Includes reversal of restructuring charge to income of $1,512
=======================================================================================================


STOCK PRICES BY QUARTERS
(AMEX)



                           1995               1994
---------------------------------------------------------
                      HIGH      LOW        High   Low
---------------------------------------------------------
First Quarter        4 1/8      3         3 1/2   2 11/16

Second Quarter       4 1/8      2 15/16   4 3/4   3

Third Quarter        4 3/4      3 3/16    3 7/8   2 9/16

Fourth Quarter       5 9/16     4 1/4     3 1/4   2 9/16

DIVIDENDS PER SHARE
BY QUARTERS
                      1995   1994
                      ----   ----
First Quarter         $.00   $.00
Second Quarter         .00    .00
Third Quarter          .00    .00
Fourth Quarter         .00    .00
                      ----   ----
                      $.00   $.00
                      ----   ----
                      ----   ----


CONSOLIDATED STATEMENTS OF INCOME
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted except for per share data)



                                                                  1995               1994              1993
    Net sales                                                  $68,134            $61,429           $51,897
    Costs and expenses:
      Cost of goods sold (Note 1)                               54,898             50,189            44,285
      Selling, general and administrative expenses              11,106             10,830            12,209
      Interest income                                             (154)              (113)             (165)
      lnterest expense                                           1,091                739               739
      Restructuring expense (reversal) (Note 1)                 (1,512)               ---             6,500
      Other (income) expense, net (Note 1)                        (362)              (486)           (1,374)
                                                               -------            -------           -------
                                                                65,067             61,159            62,194
                                                               -------            -------           -------
Income (loss) before income taxes                                3,067                270           (10,297)
Income tax (provision) benefit (Note 3)                           (255)              (215)            1,196
                                                               -------            -------           -------
Net income (loss)                                              $ 2,812            $    55           $(9,101)
                                                               =======            =======           =======
Net income (loss) per share                                    $   .55            $   .01           $ (1.80)
                                                               =======            =======           =======

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHARHOLDERS' EQUITY
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted except for per share data)

                                                                                                Earnings
                                                                                                Retained
                                                                Common        Capital in         for Use
                                                                Shares         Excess of          in the
                                                          $1 Par Value         Par Value        Business
-----------------------------------------------------------------------------------------------------------------
Balance - September 30, 1992                                    $4,980            $5,608         $27,128
    Net loss                                                       ---               ---          (9,101)
    Shares issued to Employees' Thrift Plan                         23                68             ---
    Foreign currency translation adjustment                        ---               ---          (2,892)
-----------------------------------------------------------------------------------------------------------------
Balance - September 30, 1993                                     5,003             5,676          15,135
    Net income                                                     ---               ---              55
    Shares issued to Employees' Thrift Plan                         17                37             ---
    Shares issued for deferred compensation arrangement             42               136             ---
    Foreign currency translation adjustment                        ---               ---           1,169
-----------------------------------------------------------------------------------------------------------------
Balance - September 30, 1994                                     5,062             5,849          16,359
    Net income                                                     ---               ---           2,812
    Shares issued to Employees' Thrift Plan                          9                25             ---
    Shares issued for deferred compensation arrangement             21               (1)             ---
    Foreign currency translation adjustment                        ---               ---             669
-----------------------------------------------------------------------------------------------------------------
Balance - September 30, 1995                                    $5,092            $5,873         $19,840
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
September 30
($000 omitted except for per share data)


                                                                   1995                 1994
                                                                  -------              -------
                                     ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                     $1,469               $2,256
     Receivables, less allowance for doubtful accounts
       of $726 in 1995 and $538 in 1994                            15,121               12,883
     Inventories (Note 1)                                          13,285               10,340
     Refundable income taxes (Note 3)                                 ---                1,039
     Prepaid expenses and other current assets                        711                  416
                                                                  -------              -------
        Total current assets                                       30,586               26,934
                                                                  -------              -------
PROPERTY, PLANT AND EQUIPMENT AT COST (NOTES 1 AND 2):
     Land                                                             855                  855
     Buildings                                                     14,424               14,097
     Machinery and equipment                                       43,136               38,173
                                                                  -------              -------
                                                                   58,415               53,125
     Less accumulated depreciation and amortization                34,955               31,649
                                                                  -------              -------
                                                                   23,460               21,476
                                                                  -------              -------
OTHER ASSETS:
     Funds held by trustee for capital project (Note 2)               472                  733
     Cash surrender value of officers' life insurance                  64                  113
     Goodwill, net of amortization (Note 1)                         4,097                4,213
     Deferred charges and other (Note 1)                            2,003                2,315
                                                                  -------              -------
                                                                    6,636                7,374
                                                                  -------              -------
                                                                  $60,682              $55,784
                                                                  =======              =======

           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Notes payable to bank (Note 2)                                $4,200               $2,400
     Current maturities of long-term debt (Note 2)                  2,300                1,900
     Accounts payable                                               6,664                6,206
     Accrued salaries and wages                                       658                  538
     Accrued workers' compensation                                    382                  383
     Other accrued expenses                                         3,718                3,146
     Accrued restructuring expense (Note 1)                           ---                2,686
     Accrued income taxes (Note 3)                                     27                  ---
                                                                  -------              -------
        Total current liabilities                                  17,949               17,259
                                                                  -------              -------
LONG-TERM DEBT NET OF CURRENT MATURITIES (NOTE 2)                   6,678                6,975
                                                                  -------              -------
OTHER LONG-TERM LIABILITIES (NOTE1)                                 5,253                4,280
                                                                  -------              -------
SHAREHOLDERS' EQUITY (NOTE 2):
     Serial preferred shares, no par value, authorized 1,000,000
        shares in 1995 and 1994                                       ---                  ---
     Common shares, par value $1 per share, authorized 10,000,000 shares, issued and outstanding 5,092,444 shares in 1995
        and 5,062,442 shares in 1994                                5,092                5,062
     Capital in excess of par value                                 5,873                5,849
     Earnings retained for use in the business                     19,840               16,359
                                                                  -------              -------
        Total shareholders' equity                                 30,805               27,270
                                                                  -------              -------
                                                                  $60,682              $55,784
                                                                  =======              =======



The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended Septernber 30
($000 omitted except for per share data)



                                                                                                   1995         1994         1993
                                                                                                  ------       ------       ------
NET CASH PROVIDED BY (USED FOR)
      OPERATING ACTIVITIES:
      Net income (loss)                                                                           $ 2,812      $    55     $(9,101)
      Adjustments to reconcile net
        income (loss) to net cash provided
        by (used for) operating activities:
      Depreciation and amortization                                                                 3,416        2,988       2,713
      Loss on disposal of property, plant and equipment                                                40           42         113
      Deferred income taxes                                                                            33          775         245
      Non-cash restructuring expense (reversal)                                                    (1,512)         ---       6,500
                                                                                                   ------       ------      ------
                                                                                                    4,789        3,860         470
NET CASH PROVIDED BY (USED FOR) CHANGES
      IN OPERATING ASSETS AND LIABILITIES:
      Receivables                                                                                  (2,238)      (2,169)      2,192
      Inventories                                                                                  (2,945)        (874)      1,365
      Accrued or refundable income taxes                                                            1,066          498      (1,185)
      Prepaid expenses and other current assets                                                      (295)         (35)        750
      Accounts payable                                                                                458          521         293
      Accrued salaries and wages                                                                      120           81          46
      Other accrued expenses                                                                          571         (545)       (590)
      Accrued restructuring expense                                                                (1,174)      (1,351)        ---
                                                                                                   ------       ------      ------
                                                                                                   (4,437)      (3,874)      2,871
                                                                                                   ------       ------      ------
        Net cash provided by (used for) operating activities                                          352          (14)      3,341

NET CASH PROVIDED BY (USED FOR)
      INVESTING ACTIVITIES:
      Purchase of property, plant and equipment                                                    (4,890)      (2,197)     (3,109)
      Decrease in funds held by
        trustee for capital project                                                                   261          549         767
      Other                                                                                           443          752           3
                                                                                                   ------       ------      ------
        Net cash used for investing activities                                                     (4,186)        (896)     (2,339)
                                                                                                   ------       ------      ------
NET CASH PROVIDED BY (USED FOR)
      FINANCING ACTIVITIES:
      Proceeds from additional borrowings                                                           3,800        3,400         ---
      Repayment of borrowings                                                                      (1,900)      (1,940)     (1,809)
      Grants received from Irish government agency                                                  1,147          519         620
      Cash dividends declared                                                                         ---          ---         ---
                                                                                                   ------       ------      ------
        Net cash provided by (used for) financing activities                                        3,047        1,979      (1,189)
                                                                                                   ------       ------      ------
Increase (decrease) in cash and cash equivalents                                                     (787)       1,069        (187)
Cash and cash equivalents, beginning of year                                                        2,256        1,187       1,374
                                                                                                   ------       ------      ------
Cash and cash equivalents, end of year                                                              1,469       $2,256      $1,187
                                                                                                   ======       ======      ======



The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIFCO Industries, Inc., and subsidiaries
September 30, 1995, 1994 and 1993



1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES


A. PRINCIPLES OF CONSOLIDATION:
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.


B. RESTRUCTURING EXPENSE:
In the fourth quarter of 1993, the Company recorded a restructuring charge of $6.5 million for which no tax benefit was provided. The charge represented the estimated reduction of the carrying value of certain Forging segment assets and costs associated with downsizing the Cleveland Forge operation.
During 1994, the Company began implementing its plan to restructure the Forge Group's operations. The restructuring was completed in the second quarter of fiscal 1995 and $1,512 million of the restructuring reserve was reversed to income. Aclivities charged to the restructuring reserve in fiscal 1995 and 1994 are as follows:


                                                 (000,s omitted)
Cash                                             1995          1994
----                                            -----         -----
Severance and other                            $   75        $  642
Professional andother restructuring costs          78           709
                                                -----         -----
                                                  153         1,351
                                                -----         -----
Non-Cash
--------
Write-off of property, plant
 equipment and investments                         15         1,358
Disposal of unsaleable inventory                   14           256
Write-off of accounts receivable                  113           349
Healthcare benefits                               227            --
Employee claim settlements                        541            --
Other                                             111           500
                                                -----         -----
                                                1,021         2,463
                                                -----         -----
TOTAL                                          $1,174        $3,814
                                                =====         =====




C. INVENTORY VALUATION:
Inventories are stated at the lower of cost or market and include the cost of material, labor and factory overhead.
   Inventories entering into the determination of cost of sales are summarized as follows:


                                            ($000 omitted)
                                             1995     1994
                                           ------   ------
Last-in, first-out cost                   $ 3,344  $ 2,596
First-in, first-out or average cost         9,941    7,744
                                          -------  -------
                                          $13,285  $10,340
                                          =======  =======

   Under the average cost method of accounting, LIFO inventories would have been $3,463,000 and $3,378,000 higher than reported at September 30, 1995 and 1994, respectively. The inventories at September 30, 1995 and 1994, respectively, consisted of raw materials and supplies of $2,390,000 and $1,847,000, and finished goods and work-in-process of $10,895,000 and $8,493,000.


D. DEPRECIATION POLICY:
For financial reporting purposes, the Company provides for depreciation of plant and equipment, principally by the straight-line method, at annual rates sufficient to amortize the cost over each asset's expected useful life. For tax purposes, the Company uses various accelerated methods and provides for the related deferred taxes. The principal rates of depreciation for financial reporting purposes are: buildings 2% to 5% and machinery and equipment 5% to 33-1/3%.


E. GOODWILL:
Goodwill of $4,637,000, less accumulated amortization of $540,000 and $424,000 at September 30, 1995 and 1994,
respectively, represents the excess of cost over the net assets of acquired companies, and is being amortized over 40 years.


F. PENSIONS AND THRIFT PLANS:
The Company and its domestic subsidiaries sponsor five pension plans covering substantially all United States employees. Two of the plans are multi-employer defined contribution plans. Three of the plans are single employer defined benefit plans. The Company's funding policy for defined benefit plans is based on an actuarially determined cost method allowable under Internal Revenue Service regulations.

   The defined contribution plans are funded monthly. Pension costs charged to operations for these plans were $37,000 in 1995, $25,000 in 1994, and $27,000 in 1993.

   Net pension expense for the defined benefit plans for 1995, 1994, and 1993 consisted of the following components:


                                          ($000 omitted)
                                       1995     1994     1993
                                       ----     ----     ----
Service cost-benefits earned
   during the year                   $   397  $   459  $   534
Interest cost on projected
   benefit obligation                    635      717      767
Actual return on plan assets          (1,557)    (196)  (1,014)
Net amortization and deferral            955     (353)      401
                                      ------   ------   -------
Total Expense                        $   430  $   627  $    688
                                      ======   ======   =======


   Assumptions used in accounting for the defined benefit pension plans as of September 30, 1995, 1994, and 1993 were:


Weighted average discount rate
   used for ending liabilities                  7.50%    8.25%    8.00%
Weighted average discount rate
   used for expense                             8.25%    8.00%    8.50%
Rate of increase in compensation levels         4.00%    5.00%    5.00%
Expected long-term investment rate              8.50% 8%-8.50% 8%-8.50%

NOTES CONTINUED


The following table sets forth the funded status of the defined benefit plans and the amounts shown in the Consolidated
Balance Sheets as of September 30, 1995 and 1994:


                                       Plans with Assets    Plans with Accumu-
                                       in Excess of         lated Benefit
                                       Accumulated          Obligations in
                                       Benefit Obligations  Excess of Assets
                                                 ($000 omitted)
                                          1995      1994    1995     1994
                                          ----      ----    ----     ----
Plan assets at fair value,
  primarily listed stocks,
  finds, and bonds                     $ 7,561   $ 6,312   $ 578    $ 460
                                       -------   -------   -----    -----
Actuarial present value of
  the benefit obligation
  vested                                (5,496)   (4,695)   (664)    (551)
  Non-vested                              (684)     (515)   (186)    (151)
                                       -------   -------   -----    -----
Accumulated benefit obligation          (6,180)   (5,210)   (850)    (702)
Projected effect of future
  salary increases                      (1,355)   (1,481)     --       --
                                       -------   -------   -----    -----
Total projected benefit obligation      (7,535)   (6,691)   (850)    (702)
                                       -------   -------   -----    -----
Plan assets over(under)
  projected benefit obligation              26      (379)   (272)    (242)
Unrecognized prior service cost           (288)     (329)     --       --
Unrecognized net loss(gain)             (1,159)     (648)    154      123
Additional liability                        --        --    (267)    (258)
Unrecognized transition
  (asset) obligation                      (206)     (242)   (113)    (135)
                                       -------   -------   -----    -----
Pension liability atend of year        $(1,627)  $(1,598)  $(272)   $(242)
                                       =======   =======   =====    =====



  The employees in Ireland are covered by a pension plan, the cost of which currently is accrued and fully funded.

  All non-union employees of the Company and its domestic subsidiaries are eligible to participate in the Company's thrift plan. The total costs for 1995, 1994 and 1993 were $59,000, $68,000 and $67,000, respectively.




G. POST-RETIREMENT BENEFITS:

The Company and its domestic subsidiaries provide certain health care benefits for non-union retired employees which are subject to the provisions of SFAS 106. The Company amended its current plan to freeze the Company's contribution to insurance premiums and exclude any active employees who retire after December 31, 1993 from eligibility for benefits. As a result of the amendments to the plan, the adoption of SFAS 106 did not have a material impact on the results of operations or financial position of the Company.


H. NET INCOME PER SHARE:

Net income per share has been computed based upon the weighted average number of common shares outstanding during the year and common share equivalents. The weighted average number of common shares and common share equivalents was 5,082,788 in 1995, 5,064,830 in 1994, and 5,044,532 in 1993.


I. DEFERRED CHARGES AND OTHER:
The Company has classified in Deferred Charges and Other the net unamortized cost of a 10-year non-competition agreement with the former owner of Selectrons, Ltd. This amounted to $2,000,000 less accumulated amortization of $650,000 and $450,000 as of September 30, 1995 and 1994, respectively.


J. CASH FLOW:

The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

  Gross interest paid amounted to $1,047,000, $934,000 and $520,000 in 1995, 1994 and 1993, respectively. Income taxes refunded were $1,021,000, $1,496,000 and $326,000, in 1995,
1994 and 1993, respectively.


K. OTHER INCOME:

Other income is comprised primarily of grant income from Irish government agencies, foreign exchange gains and losses, and royalty and fee income.


L. OTHER LONG TERM LIABILITIES:

The Company receives grants and subsidies from the Republic of Ireland as an incentive to invest in manufucturing fucilities in that country. These grants and subsidies require that the Company maintain operations in that country for 10 years in order to qualify for the full value of the benefits received. The Company's liability for the unearned portion of these items amounted to $3,149,000 and $2,396,000 at September 30, 1995 and 1994, respectively, and is included in other long term liabilities.

NOTES CONTINUED



2. DEBT
Long-term debt as of September 30, 1995 and 1994 consisted of:

                                             ($000 omitted)
                                              1995     1994
                                              ----     ----
Variable Rate Industrial Development
   Revenue Improvement
   and Refunding Bonds                      $2,625   $2,925
Notes payable to bank, due in
   quarterly installments, plus interest
   at the base rate plus 1/2%                3,350    1,950
Note payable to bank, due
   October 31, 1996, interest
   payable quarterly, at rates based
   upon LIBOR and DIBOR (adjusted
   quarterly)                                1,000    1,000
Note payable to seller of
   acquired business, atthe base rate
   plus 1/2%                                 2,000    3,000
                                            ------   ------
                                            $8,975   $8,875
Less -current maturities                     2,300    1,900
                                            ------   ------
                                            $6,675   $6,975
                                            ======   ======


   The Company has a $7 million revolving credit agreement subject to eligible working capital as defined, which expires January 1, 1998. As of September 30, 1995, the Company had
$4.2 million outstanding under this agreement. In addition, the Company has a $1.15 million credit facility which is used for an irrevocable letter of credit which secures the $1 million loan from an Irish bank due October 31, 1996. A commitment fee of 3/8% is incurred on the remaining unused balance. Interest is at the base rate plus 1/4% and is payable quarterly. The average balance outstanding against the remaining capacity was $3.7 million, $1.0, and $-0- million, during 1995, 1994 and 1993, respectively.

   The Company also has a term loan agreement. Interest is at the base rate plus 1/2%. Repayment terms are quarterly installments of $150,000, increasing to $275,000 after January 1, 1996, plus interest.

   The Industrial Development bond interest rate is reset weekly, based on prevailing tax-exempt money market rates, and is payable quarterly. Principal is payable in quarterly installments of $75,000 through May 1, 1996, becoming $100,000 quarterly thereafter, with the final balance due on May 1, 2002. The bonds are secured by the property and equipment of the facility, and backed by an irrevocable bank letter of credit which expires on May 1, 1998.

   The revolving credit, term loan and Industrial Development bonds are secured by the Company's domestic accounts receivable, inventory and equipment.

   Among other covenants, the Company is required to maintain minimum tangible net worth (as defined) of $19.8 million, increasing by 50% of net income subsequent to September 30, 1993. At September 30, 1995, tangible net worth exceeded the required minimum by $2.4 million.

   As part of a previous acquisition, the seller provided financing in the form of unsecured installment notes. These notes bear interest at the base rate plus 1/2%, payable and adjustable quarterly. Principal is payable in annual installments of approximately $1 million, commencing July 1, 1993.

   The $1 million note payable to the bank has a variable interest rate based on a combination of both LIBOR and DIBOR (Dublin Interbank Rates) rates. The average effective rates of 1995, 1994, and 1993 were 6.2%,5.2%, and 5.2%, respectively.


3.  FEDERAL INCOME TAX AND OTHER

The Company adopted the Statement of Financial Accounting
Standards (SFAS) No. 109 "Accounting for Income Taxes" in
October 1993. The adoption of SFAS No. 109 had no material effect on the financial results of the Company.

     The provision for income taxes in the accompanying
Consolidated Statements of Income differs from the statutory rate as follows:









                                                    ($000 omitted)

                                                 1995   1994   1993
                                                ------  ----   ----
Income (loss) before taxes                      $3,067  $270 $(10,297)
Less - State and local income taxes                 --    --       --
                                                ------  ---- --------
                                                $3,067  $270 $(10,297)
                                                ======  ==== ========
Tax provision (benefit) at statutory rate       $1,043   $92 $ (3,501)
Tax effect of-
Foreign tax rate differential                     (466) (192)      34
Restructuring expense not benefited                 --    --    2,210
Valuation allowance                               (410)  217       --
  Other(1)                                          88    98       61
                                                ------  ---- --------
Provision (benefit) for federal and
foreign income taxes                               255   215   (1,196)
Add - State and local income taxes                  --    --       --
                                                ------  ---- --------
                                                  $255  $215  $(1,196)
                                                ======  ====  =======

(1)Non-deductible expense


The provision (benefit) for income taxes differs from amounts currently payable or refundable due to certain items reported fur financial statement purposes in periods which differ from those in which they are reported for tax purposes. Income tax expense is made up of the following components:

                                                   ($000 omitted)
                                                1995     1994   1993
                                                ----     ----   ----

Current federal and foreign income taxes          $255  $(560) $(1,422)
Deferred federal income taxes                       --    775      226
State and local income taxes                        --     --       --
                                                ------  -----  -------
                                                  $255  $ 215  $(1,196)
                                                ======  =====  =======

The deferred provision (benefit) is comprised of:


                                                 ($000 omitted)
                                                      1993
                                                      ----
Use of accelerated depreciation
methods for tax purposes                              $ 26
Pension expense not currently deductible               (49)
Other, none of which individually is significant       249
                                                      ----
                                                      $226
                                                      ====

NOTES CONTINUED

Deferred tax assets and liabilities are comprised of the following:


                                       ($000 omitted)
                                       1995       1994
                                       ----       ----
Deferred tax assets:
    Employee benefits               $ 1,297    $ 1,137
    Doubtful accounts                   129         63
    Inventory and property reserves     222        248
    Investment valuation reserve        695        695
    Foreign taxes credits               161        152
    Restructure reserve                 ---        913
    Tax loss carryforward                28        437
    Other                                81         79
                                      -----      -----
                                      2,613      3,724
                                      -----      -----

Deferred tax liabilities:
    Depreciation                        909        857
    Personal property taxes             102        102
    Other                               137        207
                                      -----      -----
                                      1,148      1,166
                                      -----      -----
Deferred tax assets less liabilities  1,465      2,558
Valuation allowance                  (1,465)    (2,558)
                                      -----      -----
Net deferred tax assets             $    --    $    --
                                      =====      =====


The valuation reserve has been provided to reduce the total net tax asset to zero because it is possible that the tax asset may not be realized. The tax loss carryforward will expire in 2009.

  Cumulative undistributed earnings of foreign subsidiaries for which no U.S. federal deferred income tax liabilities have been recorded were approximately $12,003,000 at September 30, 1995.





4.  SUMMARIZED QUARTERLY RESULTS
    OF OPERATIONS (UNAUDITED):

                                 ($000 omitted)
                               1995 Quarter Ended

               Dec 31   March 31  June 30  Sept 30    Total

Net Sales      $15,997  $17,374   $17,721  $17,042  $68,134
Cost of Sales   12,627   13,750    14,633   13,888   54,898
Net Income         313    1,925*       90      484    2,812
Net Income
Per Share      $   .06  $   .38   $   .02  $   .09  $   .55





                                 ($000 omitted)
                               1994 Quarter Ended

               Dec 31   March 31  June 30  Sept 30    Total

Net Sales      $16,415  $14,997  $14,419  $15,598   $61,429
Cost of Sales   13,235   12,853   11,667   12,434    50,189
Net Income(loss)   183     (499)      17      354        55
Net Income(loss)
  Per Share    $  0.04  $ (0.10) $  0.00  $  0.07   $   .01


*Includes $1,512 reversal of restructuring expense to income


5.  STOCK OPTIONS

Under the 1982 and 1989 Stock Option Plans, 450,000 shares are reserved for options to key employees of the Company to purchase common shares at not less than fair market value at the date of grant. There were no options granted in 1995 and 1994, respectively. There were 122,625 and 181,875 options outstanding at September 30, 1995 and 1994, respectively. The 1989 Stock Option Plan authorization of 69,500 options remained unissued at September 30, 1995. During 1995, 32,625 options were exercised at an aggregate price of approximately $72,000.
None were exercised in 1994 or 1993. The outstanding options have an aggregate option price of $718,000 at per share prices ranging from $2.22 to $8.08.

   The Company has a Phantom Stock Plan. All units outstanding at September 30, 1995 relate to two previous versions of the Plan which expired in 1985 and 1992. No units had been issued under the 1994 Phantom Stock Plan, under which the authority exists to issue up to 150,000 units through September 30, 1999.

  Grantees under the Phantom Stock Plan are credited with dividend equivalent units. Upon discontinuance of participation in the Plan, the grantee is normally paid in cash, although shares may be issued at the discretion of the Company for all accumulated dividend equivalent units plus the difference between the market price at the date of discontinuance and the grant price for vested awarded units.

  As of September 30, 1995 and 1994, 172,213 and
197,813 award units were still outstanding at prices ranging from $2.72 to $9.25, plus 13,855 and 15,798 dividend equivalent units, respectively. Expense (benefit) relating to the Phantom Stock Plan was $-0- in 1995, $-0-in 1994 and ($100,000) in 1993.

NOTES CONTINUED


6.  BUSINESS SEGMENTS

The Specialty Products segment consists primarily of precision contract machining, subassemblies, and finished parts; selective electroplating equipment, solutions and services; and turbine component remanufacturing. The Forging segment consists primarily of domestically produced and imported forgings.


  No one customer accounted for 10% or more of sales in any of the above years. Intersegment sales are accounted for at cost.


  Corporate expenses represent expenses which are not of an operating nature and are not allocated to business segments. Corporate assets are principally cash, cash equivalents and receivables.


  The following table summarizes certain information regarding segments of the Company's operations for the years ended
September 30, 1995, 1994 and 1993:


Net sales, including intersegment
   sales:
   Specialty Products                        $47,370      $43,634     $34,921
   Forgings                                   21,345       18,547      17,518
   Intersegment sales                          (581)        (752)       (542)
                                             -------      -------     -------
                                             $68,134      $61,429     $51,897
                                             =======      =======     =======
Income (loss) from operations
   before corporate expenses
   and interest expense:
   Specialty Products                        $ 3,603      $ 3,206     $ 1,090
   Forgings                                    2,090        (927)     (8,738)
                                             -------      -------     -------
                                               5,693        2,279     (7,648)
Corporate expenses                           (1,689)      (1,629)     (2,075)
Interest income (expense), net                 (937)        (626)       (574)
                                             -------      -------     -------
Income (loss) from operations                  3,067           24    (10,297)
Gain on sale of
   investments                                    --          246          --
Income (loss)before income
   taxes                                     $ 3,067      $   270   $(10,297)
Depreciation and
   amortization expense:
   Specialty Products                        $ 2,805      $ 2,314   $   1,853
   Forgings                                      611          674         860
                                             -------      -------     -------
                                             $ 3,416      $ 2,988   $   2,713
                                             =======      =======     =======
Capital expenditures:
   Specialty Products                        $ 4,353      $ 1,917   $   2,712
   Forgings                                      537          280         397
                                             -------      -------     -------
                                             $ 4,890      $ 2,197   $   3,109
                                             =======      =======     =======
Identifiable assets
   Specialty Products                        $47,355      $42,409   $  39,930
   Forgings                                   11,315        9,663      11,928
   Corporate                                   2,012        3,712       3,066
                                             -------      -------     -------
                                             $60,682      $55,784   $  54,924
                                             =======      =======     =======
Foreign operations
   Net sales                                 $21,793      $20,068   $  14,424
   Operating profit                            2,402        2,504       (247)
   Identifiable assets                        23,723       17,438      16,976

=============================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


                TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
                            SIFCO INDUSTRIES, INC.


         We have audited the accompanying consolidated balance sheets of SIFCO INDUSTRIES, INC. (an Ohio corporation) AND SUBSIDIARIES as of September 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SIFCO Industries, Inc. and Subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.


Cleveland, Ohio,                                            ARTHUR ANDERSEN LLP
October 31, 1995.

DIRECTORS
-------------------------------------------------------------------------------

George D. Gotschall            William R. Higgins
Assistant Secretary            President
SIFCO Industries, Inc.         Advanced Technology & Research, Inc.
                               Clearwater, Florida

Jeffrey P. Gotschall
President and
Chief Executive Officer        David V. Ragone
SIFCO Industries, Inc.         Visiting Professor
                               Massachusetts Institute of Technology
                               Department of Materials Science
Richard S. Gray                and Engineering
President                      Cambridge, Massachusetts
Enterprise Development, Inc.
Cleveland, Ohio

Herbert S. Richey
President
Richey Coal Company
Hot Springs, Virginia


Charles H. Smith, Jr.
Chairman
SIFCO Industries, Inc.


Hudson D. Smith
Treasurer, SIFCO Industries, Inc.
Vice President and General
  Manager, Forge Division



OFFICERS
-------------------------------------------------------------------------------


Charles H. Smith, Jr.
Chairman of the Board


Jeffrey P. Gotschall
President & Chief Executive Officer


Richard A. Demetter
Vice President - Finance and
Chief Financial Officer


George D. Gotschall
Assistant Secretary


Hudson D. Smith
Treasurer


Mara L. Babin
Secretary & General Counsel
Partner,
Squire, Sanders & Dempsey


AUDITORS
Arthur Andersen LLP
1717 East Ninth Street
Cleveland, Ohio 44114


LEGAL COUNSEL
Squire, Sanders &
Dempsey
Society Center
Cleveland, Ohio 44114


TRANSFER, AGENT &
REGISTRAR
National City Bank
Cleveland, Ohio 44114


DIVIDEND REINVESTMENT


SIFCO Industries maintains a dividend reinvestment program that enables shareholders to purchase additional shares of SIFCO stock without fees or service charges. To participate in this program, or for answers to any questions on your dividend investment account contact the SIFCO corporate office.


FORM 10-K REQUESTS

A copy of the Company's current form 10-K annual report as filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to the corporate secretary.


ANNUAL MEETING

The annual meeting of shareholders of SIFCO Industries, Inc. will be held at the National City Bank, East Ninth Street and Euclid Avenue, Cleveland, Ohio, at 10:30 AM on January 30, 1996.


LISTING

SIFCO's common stock is listed on the American Stock Exchange, symbol SIF.