Form 10-K, Exhibit 13
period 1996-09-30
SIFCO INDUSTRIES INC
filed 1996-12-20
CIK 90168

                                               [SIFCO INDUSTRIES, INC. LOGO]





                                               SIFCO
                                               INDUSTRIES, INC.









                              ANNUAL REPORT 1996

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS .........................1

SHAREHOLDERS' LETTER .........................2

MANAGEMENT'S DISCUSSION AND ANALYSIS..........3

SELECTED FINANCIAL DATA.......................7

CONSOLIDATED STATEMENTS OF INCOME.............8

BALANCE SHEETS................................9

CASH FLOW....................................10
CONSOLIDATED STATEMENTS OF
 SHAREHOLDERS' EQUITY........................11

NOTES TO CONSOLIDATED
 FINANCIAL STATEMENTS........................12

SUMMARIZED QUARTERLY RESULTS.................13

COMPANY DIRECTORS & OFFICERS.................17


[SIFCO INDUSTRIES, INC. LOGO]

SIFCO
INDUSTRIES, INC.

SIFCO INDUSTRIES, INC. IS COMMITTED TO THE ABSOLUTE SATISFACTION OF ITS CUSTOMERS WORLDWIDE THROUGH COMPETITIVE PRICING, TOTAL SERVICE, COMPREHENSIVE TECHNOLOGY AND SUPERIOR QUALITY. THE COMPANY IS DEDICATED TO MEETING THE TECHNICAL NEEDS OF THE AEROSPACE INDUSTRY IN THE PRODUCTION, REPAIR, PLATING, MACHINING AND MARKETING OF JET ENGINE AND OTHER AEROSPACE COMPONENTS. SIFCO SERVES 90% OF THE WORLD'S AIRLINES AND MAINTAINS A GROWING NETWORK OF MANUFACTURING, SERVICE AND DISTRIBUTION CENTERS IN THE UNITED STATES, EUROPE AND THE FAR EAST. THE COMPANY'S OPERATIONS CONSIST OF TWO BUSINESS SEGMENTS:

SPECIALTY PRODUCTS

THE SPECIALTY PRODUCTS SEGMENT PROVIDES REPAIR AND REMANUFACTURE OF JET ENGINE AND INDUSTRIAL TURBINE COMPONENTS; PRECISION MACHINING FOR AEROSPACE APPLICATIONS, INCLUDING SUBASSEMBLIES AND FINISHED REPLACEMENT PARTS; EQUIPMENT, SOLUTIONS AND CONTRACT SERVICES IN SELECTIVE ELECTROPLATING FOR AEROSPACE, DEFENSE AND INDUSTRIAL MARKETS.

FORGINGS

THE FORGING SEGMENT PROVIDES SPECIALIZED FORGINGS IN NUMEROUS ALLOYS FOR APPLICATIONS IN THE AEROSPACE AND SOPHISTICATED INDUSTRIAL MARKETS; MARKETING TO PROVIDE WORLDWIDE SOURCING AND SELLING CAPABILITIES, AS WELL AS INTERNATIONAL TECHNOLOGY TRANSFER.

                                 HIGHLIGHTS
                             1994 - 1995 - 1996
--------------------------------------------------------------------------------
NET SALES
(millions)


1994         1995              1996

$61.4        $68.1             $85.4


NEW ORDERS
(millions)

1994         1995              1996

$66.6        $72.0            $99.7


OPERATING PROFIT BEFORE RESTRUCTURING
(millions)

1994         1995              1996

$.024        $1.6              $4.7


BACKLOG
(millions)

1994         1995              1996

$27.0        $28.6             $42.9



                        FINANCIAL HIGHLIGHTS OF 1996

               Dollars in thousands, except per share amounts
------------------------------------------------------------------------------------------------------------------------
Years Ended September 30                       1996         %Change             1995        %Change               1994
------------------------------------------------------------------------------------------------------------------------
  Net Sales                                  $85,420          25.4%             $68,134      10.9%              $61,429
  Net Income (loss)                            5,608                              2,812*                             55
  Net income (loss) per share                   1.09                                .55                             .01
  Dividends per share                            .10                               ----                            ----
  Shareholder's equity per share                7.01          15.9%                6.05      12.2%                 5.39
  Stock price range (high-low)        10 1/4 - 3 3/4                   5 9/16 - 2 15/16                  4 3/4 - 2 9/16
  Shares outstanding                           5,127                              5,092                           5,062
  Number shareholders                            815                                835                             860
  Return on beginning shareholders'
   equity                                       18.2%                              10.3%                            0.2%
  Long-term debt/equity percent                 29.4%                              35.3%                           25.6%

*Includes reversal of restructuring charge to income of $1,512.



TO OUR SHAREHOLDERS
================================================================================

RECORD SALES             The operating performance of our Company in 1996 was
                         very strong with record sales which produced a substantial improvement in earnings. We were able to build on last year's accomplishments and achieve our best overall performance in five years, as detailed in the "Management's Discussion" section of this report.

                         THERE HAVE BEEN SEVERAL FACTORS WHICH HAVE COME TOGETHER TO AFFECT OUR OPERATING PERFORMANCE IN THE PAST SEVERAL YEARS.

                         Among the most important is the strong resurgence and continued solid performance of the worldwide airline industry. The flight performance of the domestic and international air transport industries directly and significantly impact our performance. The Air Transport Association predicts a continuation of record profit levels for the industry, in line with our expectations.

CUSTOMER PROGRAMS        Equally important are our relationships with the
                         world's airlines. We estimate that we serve at least 90% of the world's major airlines, either through sales of original equipment or by providing repair services. Regardless of whether you fly internationally or domestically, it is very likely that a SIFCO new or refurbished part it is on that aircraft. As all airlines have struggled to cope with the heavy increases in both air traffic and its related maintenance requirements, we have identified and instituted numerous ways to serve them. Our just-in-time inventory management assistance designed to provide parts exactly when they are needed has become extremely popular with our customers. The popularity of this and other customer focused programs, including the Forge Group's mandate on customer satisfaction, has resulted in a heightened emphasis on customer relationships throughout our operations. We have expanded our customer base worldwide through our commitment not only to quality but also to providing a level of customer service which we feel is unequaled in our industry.

MARKET IMPROVEMENT       Increased aircraft production  is good news for our
                         forge business. Boeing Commercial Airplane
                         Company, one of our major customers and a solid indicator of the health of the industry, has recalled its personnel on layoff, and has been actively recruiting skilled workers on a global basis in order to meet the dramatic increase in their current and future production schedules, Boeing is booking orders at healthy rates, particularly for its 737, 747, 757, 767 and 777 model aircraft. Since SIFCO produces a variety of forgings for those aircraft, Boeing's success in sales is good news for us.

================================================================================


PRODUCT DEVELOPMENT      Increased flight activity provides strong demand for
                         component repairs and replacement parts. For example, there has been a surge of scheduled maintenance activity on the CFM-56 jet engines which are fitted on Boeing 737s and Airbus A320s, A321s and A340s. Having achieved record-breaking in-flight service times, these engines are now being scheduled for repair and overhaul. Our investment in the development of our Turbine Group's repair programs for new generation engines produced by the major manufacturers is beginning to provide expected returns. The SNECMA
                         CFM-56 jet engine is a good example of a development project that fits this description. But that is not all. Additional repair programs are also being developed for components on Pratt & Whitney's PW4000 engine, Rolls-Royce's Trent engine and International
                         Aero Engine's V2500 engine.


ASSET UTILIZATION        Our continuing success and growth is dependent upon the
                         effective use of our resources. In the period since 1993 we have made major strides in improving our operating profitability while limiting the growth of our assets. The dramatic increases in our labor and capital productivity and the related increases in our investment returns are the direct results of the tremendous efforts of all employees at all levels in the Company. The success of strategic plans is based on our employees continuing to be as energetic, creative and efficient in the future as they have been in recent periods. Over the past several years we have upgraded and expanded our capabilities even when adverse market conditions might have caused us to question that approach. Some of the investment programs we have supported include:

                                -   Restructuring of our Forge Group

                                -   Reorganization of our Turbine Group

                                - Development of additional turbine component repair services for new generation aircraft power plants.

ISO 9002 In past letters we have reported a variety of quality awards earned by our operations personnel. This year has been no exception. Forge technical capabilities were also affirmed when we earned certification for our heat treat facilities form the National Aerospace and Defense Contractors Accreditation Program (NADCAP). In our Specialty Products segment, our plating facility in the United Kingdom and both Turbine Group operations in Ireland have earned the ISO 9002 registration for international quality performance and all major facilities will be registered ISO 9002 by year-end 1997.

================================================================================



OUTLOOK We are confident that markets for our products and services will continue to grow for the next several years. We are also confident that, despite aggressive competition, our Company's strategy is to serve the performance requirements of our customers, satisfy the investment interests of our shareholders, and fulfill the needs of our employees by providing them with satisfying and rewarding employment opportunities.

                         It gave us great pleasure to declare a year-end cash dividend of $.10 per share. The declaration reflected the strong performance of our business segments throughout the fiscal year. It is our objective to continue the practice of paying a year-end dividend; however, any dividend action must be consistent with meeting our capital needs for long-term growth, as well as dependent upon the current year's financial performance. We are grateful for the continued loyalty of our shareholders.


                         Jeffrey P. Gotschall           Charles H. Smith, Jr.
                         President & CEO                Chairman of the Board

                         December 9, 1996

                         MANAGEMENT'S DISCUSSION
                         AND ANALYSIS OF BUSINESS

                         OPERATIONS 1994-1996

1994 IN 1994, NET SALES increased from $51.9 million to $61.4 million, or approximately 18%, with Specialty Products increasing 25% and Forgings increasing 6%. Income from operations before corporate and interest expense was $2.3 million compared to a loss of $7.6 million in 1993. The Company recorded $6.5 million of expense in the fourth quarter of fiscal 1993 relating to the restructuring of its Forge Group. The amount charged against the reserve in fiscal 1994 was $3.8 million, reducing the reserve to $2.7 at September 30, 1994. The Company had a gain of $.246 million from the sale of investments in fiscal 1994. Defense sales were basically flat at $7.0 compared with $7.3 million in 1993.


                         SPECIALTY PRODUCTS SALES increased $8.7 million to $43.6 million from $34.9 million in 1993. Defense-related sales were flat at $1.0 million for both years. Specialty Products income from operations before corporate and interest expenses increased to $3.2 million from $1.1 million in 1993. Increased activity from airline repair customers accounted for the majority of the increase.

                         FORGING SALES increased to $18.5 million from $17.5 million in 1993. Defense-related sales were basically flat at $6.0 million compared with $6.3 million in 1993. Forging's loss from operations before corporate, interest and restructuring charges decreased to $.9 million from $2.2 million in 1993. The restructuring of the Forge Group, which was implemented at the end of the second quarter, was planned to be completed by the end of fiscal 1995. A balance of $2.7 million of the $6.5 million reserve provided in fiscal 1993 remained for that purpose.


                         TOTAL NEW ORDERS FOR FISCAL 1994 increased to $66.6 million from $56.0 million in 1993. Defense orders increased $5.5 million to $11.5 million from $6.0 million in 1993. A retrofit of the CH-46 helicopter accounted for $7.0 of the defense orders.

1995 IN 1995, NET SALES increased to $68.1 million from $61.4 million or approximately 11% with Specialty Products increasing 9% and Forgings increasing
                         15%. Defense-related sales increased to $9.3 million from $7.0 million in 1994. Income before income taxes was $3.1 million compared with $.270 million in 1994. The Company completed the restructuring of the Forge Group in the second quarter of fiscal 1995 and income before income taxes for fiscal 1995, as well as the second quarter, includes the reversal to income of $1.5 million of the restructuring reserve. Income before income taxes in fiscal 1994 included a gain of $.25 million from the sale of investments.

                         SPECIALTY PRODUCTS SALES increased $3.8 million to $47.4 million from $43.6 million in 1994. Defense-related sales were $.7 million.

                    compared with $1.0 million last year. Specialty Products income from operations before corporate and interest expense increased to $3.6 million from $3.2 million in 1994. Increased activity from airline repair customers was the primary source of the increase.

                    FORGING SALES increased $2.8 million to $21.3 million from $18.5 million in 1994. Defense-related sales were $8.6 million compared with $6.0 million in 1994. Forging's income from operations before corporate and interest expense increased to $2.1 million (including the reversal to income of $1.5 million of the restructuring reserve mentioned above) compared with a $.9 million loss in 1994.

                    TOTAL NEW ORDERS FOR FISCAL 1995 increased to $72.0 million from $66.6 million in 1994. Defense orders declined to $4.4 million from $11.5 million last year. A retrofit of the CH-46 helicopter accounted for $7.0 million of defense orders in 1994.



1996 IN 1996, NET SALES increased to $85.4 million from $68.1 million, or approximately 25%, with Specialty Products increasing 24% and Forgings increasing 27%. Defense-related sales increased to $11.0 million from $9.3 million in 1995. Income before income taxes was $4.7 million compared with $3.1 million in 1995. The Company completed the restructuring of the Forge Group in the second quarter of fiscal 1995 and income before income taxes for fiscal 1995, as well as the second quarter, includes the reversal to income of $1.5 million of the restructuring reserve.

                    SPECIALTY PRODUCTS SALES increased $11.3 million to $58.7 million from $47.4 million in 1995. Defense-related sales were $1.2 million, an increase from $.7 million in 1995. Specialty Products income from operations before corporate and interest expense increased to $5.9 million from $3.6 million in 1995. Increased activity from airline repair customers was the primary source of the increase.

                    FORGING SALES increased $5.8 million to $27.1 million from $21.3 million in 1995. Defense-related sales were $9.8 million compared with $8.6 million in 1995. Forging's income from operations before corporate and interest expense increased to $1.7 million from $.6 million in 1995, excluding the reversal to income in 1995 of the $1.5 million of the restructuring reserve mentioned above.

                    THE COMPANY'S TOTAL NEW ORDERS FOR FISCAL 1996 increased to $99.7 million from $72.0 million in 1995. Defense orders increased to $17.8 million from $11.5 million last year. Backlog at September 30, 1996 and 1995 was $42.9 million and $28.6 million, respectively.

                    THE COMPANY'S LONG-TERM DEBT as a percentage of equity at the end of the year was 29.4% compared with 35.3% in 1995.

                    THE COMPANY'S LEAD BANK has agreed to increase the current $10 million revolving line of credit and to convert a portion of the revolving credit to a term loan. The amount and terms of the agreement are not yet finalized. The Company had $6.4 million outstanding against the credit agreement at September 30, 1996. The Company feels it has adequate funding for its requirements in the coming year.

SELECTED FINANCIAL DATA
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted except for per share data)



------------------------------------------------------------------------------------------------------
                                          1996        1995         1994         1993         1992
------------------------------------------------------------------------------------------------------
Net sales                             $ 85,420    $ 68,134     $ 61,429     $ 51,897     $ 57,605
Operating income (loss)                  4,694       3,067**         24      (10,297)*     (1,574)
Net gain on disposal of investments       --          --            246         --            694

Income tax (provision) benefit             914        (255)        (215)       1,196          440
Net income (loss)                        5,608       2,812           55       (9,101)        (440)
Net income (loss) per share               1.09         .55          .01        (1.80)         (.0)

Cash dividends per share                   .10        --           --           --            .21
Shareholders' equity                    35,957      30,805       27,270       25,814       37,716
Shareholders' equity per
   share at year end                      7.01        6.05         5.39         5.16         7.57

Return on beginning
   shareholders' equity                   18.2%       10.3%         0.2%       (24.1%)       (1.2%)
Long-term debt                          10,575      10,875        6,975        7,875        9,815
Long-term debt to equity percent          29.4%       35.3%        25.6%        30.5%        26.0%
Working capital                         20,860      16,671        9,675        5,234       14,923
Current ratio                              2.2         2.2          1.6          1.3          2.2
Net property, plant and equipment       23,200      23,460       21,476       22,745       24,432
Total assets                            67,970      60,682       55,784       54,924       62,172
Shares outstanding
   at year end                           5,127       5,092        5,062        5,003        4,980


*Includes restructuring expense of $6,500.

**Includes reversal of restructuring charge to income of $1,512

CONSOLIDATED  STATEMENTS  OF  INCOME
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted except for per share data)


---------------------------------------------------------------------------------
                                                     1996        1995        1994
---------------------------------------------------------------------------------
Net sales                                        $ 85,420    $ 68,134    $ 61,429
Costs and expenses:
  Cost of goods sold (Note 1)                      67,714      54,898      50,189
  Selling, general and administrative expenses     12,335      11,106      10,830
  Interest income                                    (120)       (154)       (113)
  Interest expense                                  1,141       1,091         739
  Restructuring expense (reversal) (Note 1)          --        (1,512)       --
  Other (income) expense, net (Note 1)               (344)       (362)       (486)
                                                 --------    --------    --------

                                                   80,726      65,067      61,159
                                                 --------    --------    --------

Income before income taxes                          4,694       3,067         270
Income tax (provision) benefit (Note 3)               914        (255)       (215)
                                                 --------    --------    --------

Net income                                       $  5,608    $  2,812    $     55
                                                 ========    ========    ========

Net income per share                             $   1.09    $    .55    $    .01
                                                 ========    ========    ========

The accompnaying notes are an intefral part of these consilidated statements.

CONSOLIDATED  BALANCE SHEETS
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
September 30
($000 omitted except for per share data)

----------------------------------------------------------------------------------------------------
                                                                                      1996      1995
----------------------------------------------------------------------------------------------------
                                                 ASSETS
CURRENT  ASSETS:
    Cash and cash equivalents                                                      $ 2,130   $ 1,469
    Receivables, less allowance for doubtful accounts
      of  $709 in 1996 and $726 in 1995                                             17,929    15,121
    Inventories (Note 1)                                                            17,789    13,285
    Refundable income taxes (Note 3)                                                   193      --
    Prepaid expenses and other current assets                                          627       545
                                                                                    ------    ------
         Total current assets                                                       38,668    30,420
                                                                                    ------    ------

PROPERTY, PLANT AND EQUIPMENT AT COST (NOTES 1 AND 2):
    Land                                                                               855       855
    Buildings                                                                       14,422    14,424
    Machinery and equipment                                                         45,359    43,136
                                                                                    ------    ------
                                                                                    60,636    58,415
    Less accumulated depreciation and amortization                                  37,436    34,955
                                                                                    ------    ------
                                                                                    23,200    23,460
                                                                                    ------    ------
OTHER ASSETS:
    Funds held by trustee for capital project                                         --         472
    Cash surrender value of officers' life insurance                                  --          64
    Goodwill, net of amortization (Note 1)                                           3,980     4,097
    Deferred charges and other (Note 1)                                              2,122     2,169
                                                                                    ------    ------
                                                                                     6,102     6,802
                                                                                    ------    ------
                                                                                   $67,970   $60,682
                                                                                   =======   =======


               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

     Current maturities of long-term debt (Note 2)                                 $ 2,500   $ 2,300
     Accounts payable                                                                9,402     6,664
     Accrued salaries and wages                                                        974       658
     Accrued workers' compensation                                                     500       382
     Other accrued expenses                                                          4,432     3,718
     Accrued income taxes (Note 3)                                                    --          27
                                                                                    ------    ------
          Total current liabilities                                                 17,808    13,749
                                                                                    ------    ------

LONG-TERM DEBT, NET OF CURRENT MATURITIES (NOTE 2)                                  10,575    10,875
                                                                                    ------    ------

OTHER LONG-TERM LIABILITIES (NOTE 1)                                                 3,630     5,253
                                                                                    ------    ------

SHAREHOLDERS' EQUITY (NOTE 2):
     Serial preferred shares, no par value, authorized 1,000,000
           shares in 1996 and 1995                                                    --        --
     Common shares, par value $1 per share, authorized 10,000,000 shares, issued
           and outstanding 5,126,604 shares in 1996 and 5,092,444 shares in 1995     5,127     5,092
     Capital in excess of par value                                                  5,978     5,873
     Earnings retained for use in the business                                      24,852    19,840
                                                                                    ------    ------
           Total shareholders' equity                                               35,957    30,805
                                                                                    ------    ------
                                                                                   $67,970   $60,682
                                                                                   =======   =======


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED  STATEMENTS OF CASH FLOWS
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted)

-------------------------------------------------------------------------------------------------------------
                                                                                   1996       1995       1995
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR)
     OPERATING ACTIVITIES:
     Net income                                                              $    5,608   $  2,812    $    55
     Adjustments to reconcile net
       income to net cash provided
       by (used for) operating activities:
     Depreciation and amortization                                                3,566      3,416      2,988
     Loss on disposal of property, plant and equipment                               90         40         42
     Deferred income taxes                                                       (1,177)        33        775
     Non-cash restructuring expense (reversal)                                     --       (1,512)      --
                                                                                -------    -------    -------

                                                                                  8,087      4,789      3,860

NET  CASH PROVIDED BY (USED FOR) CHANGES IN OPERATING ASSETS AND LIABILITIES:
     Receivables                                                                 (2,808)    (2,238)    (2,169)
     Inventories                                                                 (4,504)    (2,945)      (874)
     Accrued or refundable income taxes                                            (220)     1,066        498
     Prepaid expenses and other current assets                                      (82)      (129)       (35)
     Accounts payable                                                             2,738        458        521
     Accrued salaries and wages                                                     316        120         81
     Other accrued expenses                                                         319        571       (545)
     Accrued restructuring expense                                                 --       (1,174)    (1,351)
                                                                                -------    -------    -------
                                                                                 (4,241)    (4,271)    (3,874)
                                                                                -------    -------    -------
        Net cash provided by (used for) operating activities                      3,846        518        (14)

NET CASH PROVIDED BY (USED FOR)
     INVESTING ACTIVITIES:
     Purchase of property, plant and equipment                                   (3,388)    (4,890)    (2,197)
     Decrease in funds held by
       trustee for capital project                                                  472        261        549
     Other                                                                         (169)       277        752
                                                                                -------    -------    -------
        Net cash used for investing activities                                   (3,085)    (4,352)      (896)
                                                                                -------    -------    -------

NET CASH PROVIDED BY (USED FOR)
     FINANCING ACTIVITIES:
     Proceeds from additional borrowings                                          2,200      3,800      3,400
     Repayment of borrowings                                                     (2,300)    (1,900)    (1,940)
     Grants received from Irish government agency                                  --        1,147        519
                                                                                -------    -------    -------

        Net cash provided by (used for) financing activities                       (100)     3,047      1,979
                                                                                -------    -------    -------


Increase (decrease) in cash and cash equivalents                                    661       (787)     1,069
Cash and cash equivalents, beginning of year                                      1,469      2,256      1,187
                                                                                -------    -------    -------
Cash and cash equivalents, end of year                                          $ 2,130    $ 1,469    $ 2,256
                                                                                =======    =======    =======



The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted except for per share data)


                                                                                                      Earnings
                                                                                                      Retained
                                                                      Common      Capital in           for Use
                                                                      Shares       Excess of            in the
                                                                $1 Par Value       Par Value          Business
--------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1993                                         $5,003            $5,676          $15,135
    Net income                                                           --                --               55
    Shares issued to Employees' Thrift Plan                              17                37               --
    Stock options exercised, net of shares surrendered                   42               136               --
    Foreign currency translation adjustment                              --                --            1,169

--------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1994                                         $5,062            $5,849          $16,359
    Net income                                                           --                --            2,812
    Shares issued to Employees' Thrift Plan                               9                25               --
    Stock options exercised, net of shares surrendered                   21                (1)              --
    Foreign currency translation adjustment                              --                --              669

--------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1995                                         $5,092            $5,873          $19,840
     Net income                                                          --                --            5,608
     Shares issued to Employees' Thrift Plan                              7                30               --
     Shares issued to vendors as payment for services                    11                29               --
     Stock options exercised, net of shares surrendered                  17                46               --
     Foreign currency translation adjustment                             --                --              (83)
     Dividends declared ($.10 per share)                                 --                --             (513)
--------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1996                                         $5,127            $5,978          $24,852


--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

                            STOCK PRICES BY QUARTERS
                                     (AMEX)

                                 1996             1995
-----------------------------------------------------------
                           HIGH     LOW     High     Low
-----------------------------------------------------------
First Quarter                5 3/8  3 3/4   4 1/8     3
Second Quarter               7      4 5/8   4 1/8     2 5/16
Third Quarter                9      6 7/16  4 3/4     3 3/16
Fourth Quarter              10 1/4  7 5/8   5 9/16    4 1/4


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
September 30, 1996, 1995 AND 1994
($000 omitted except for per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. PRINCIPLES OF CONSOLIDATION:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain prior year's amounts have been reclassified to conform with the 1996 classification.

B. RESTRUCTURING EXPENSE:

In the fourth quarter of 1993, the Company recorded a restructuring charge of $6.5 million for which no tax benefit was provided. The charge represented the estimated reduction of the carrying value of certain Forging segment assets and costs associated with downsizing the Cleveland Forge operation. During 1994, the Company began implementing its plan to restructure the Forge Group's operations. The restructuring was completed in the second quarter of fiscal 1995 and $1.512 million of the restructuring reserve was reversed to income. Activities charged to the restructuring reserve in fiscal 1995 and 1994 are as follows:

                                               (000's omitted)
Cash                                            1995     1994
----                                            ----     ----
Severance and other                         $     75  $   642
Professional and other  restructuring costs       78      709
                                               -----    -----
                                                 153    1,351
                                               -----    -----

Non-Cash
--------
Write-off of property, plant,
   equipment and investments                      15    1,358
Disposal of unsaleable inventory                  14      256
Write-off of accounts receivable                 113      349
Health care benefits                             227       --
Employee claim settlements                       541       --
Other                                            111      500
                                               -----    -----
                                               1,021    2,463
                                               -----    -----
TOTAL                                         $1,174   $3,814
                                              ======   ======

C. INVENTORY VALUATION:

Inventories are stated at the lower of cost or market and include the cost of material, labor and factory overhead.

     Inventories entering into the determination of cost of sales are summarized as follows:

                                                 ($000 omitted)
                                                1996     1995
                                                ----     ----
Last-in, first-out cost                     $  7,514 $  3,344
First-in, first-out or average cost           10,275    9,941
                                              ------    -----
                                            $ 17,789 $ 13,285
                                            ======== ========

     Under the average cost method of accounting, LIFO inventories would have been $3,570,000 and $3,463,000 higher than reported at September 30, 1996 and 1995, respectively. The inventories at September 30, 1996 and 1995, respectively, consisted of raw materials and supplies of $5,067,000 and $3,488,000, and finished goods and work-in-process of $12,722,000 and $9,797,000.

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

E. GOODWILL:

Goodwill of $4,637,000, less accumulated amortization of $657,000 and $540,000 at September 30, 1996 and 1995, respectively, represents the excess of cost over the net assets of acquired companies, and is being amortized over 40 years.

F. PENSIONS AND THRIFT PLANS:

The Company and its domestic subsidiaries sponsor five pension plans covering substantially all United States employees. Two of the plans are multi-employer defined contribution plans. Three of the plans are single employer

     The defined contribution plans are funded monthly. Pension costs charged to operations for these plans were $32,000 in 1996, $37,000 in 1995, and $25,000 in 1994.

     Net pension expense for the defined benefit plans for 1996, 1995, and 1994 consisted of the following components:


                                            ($000 omitted)
                                        1996     1995     1994
                                        ----     ----     ----
Service cost - benefits earned
   during the year                    $  398   $  397  $   459
Interest cost on projected
   benefit obligation                    652      635      717
Actual return on plan assets          (1,042)  (1,557)    (196)
Net amortization and deferral            318      955     (353)
                                      ------   ------  -------
Total Expense                         $  326   $  430  $   627
                                      ======   ======  =======

   Assumptions used in accounting for the defined benefit pension plans as of September 30, 1996, 1995, and 1994 were:

Weighted average discount rate
   used for ending liabilities          7.75%    7.50%    8.25%
Weighted average discount rate
   used for expense                     7.50%    8.25%    8.00%
Rate of increase in compensation levels 4.00%    4.00%    5.00%
Expected long-term investment rate      8.50%    8.50% 8%-8.50%

NOTES CONTINUED

The following table sets forth the funded status of the defined benefit plans and the amounts shown in the Consolidated Balance Sheets as of September 30, 1996 and 1995:

                                    Plans with Assets       Plans with Accum-
                                       in  Excess of           lated Benefit
                                        Accumulated            Obligations in
                                    Benefit Obligations       Excess of Assets
                                                         ($000 omitted)
                                        1996       1995       1996        1995
                                        ----       ----       ----        ----
Plan assets at fair value,
   primarily listed stocks,
   funds, and bonds                  $ 8,268    $ 7,561    $   710    $   578
Actuarial present value of
   the benefit obligation
   Vested                             (6,027)    (5,496)      (859)      (664)
Non-vested                              (333)      (684)      (130)      (186)
                                     --------   --------   --------   --------
Accumulated benefit obligation        (6,360)    (6,180)      (989)      (850)
Projected effect of future
   salary increases                   (1,411)    (1,355)      --         --
                                     --------   --------   --------   --------
Total projected benefit obligation    (7,771)    (7,535)      (989)      (850)
                                     --------   --------   --------   --------
Plan assets over (under)
   projected benefit obligation          497         26       (279)      (272)
Unrecognized prior service cost         (179)      (288)        98       --
Unrecognized net (gain) loss          (1,535)    (1,159)       103        154
Additional liability                    --         --         (291)      (267)
Unrecognized transition
   (asset) obligation                   (170)      (206)        90        113
                                     --------   --------   --------   --------
Pension liability at end of year     $(1,387)   $(1,627)   $  (279)   $  (272)
                                     ========   ========   ========   ========

     The employees in Ireland are covered by a pension plan, the cost of which currently is accrued and fully funded.

     All non-union employees of the Company and its domestic subsidiaries are eligible to participate in the Company's thrift plan. The total costs for 1996, 1995 and 1994 were $60,000, $59,000 and $68,000, respectively.

G. NET INCOME PER SHARE:

Net income per share has been computed based upon the weighted average number of common shares outstanding during the year and common share equivalents. The weighted average number of common shares and common share equivalents was 5,124,075 in 1996, 5,082,788 in 1995, and 5,064,830 in 1994.

H. DEFERRED CHARGES AND OTHER:

The Company has classified in Deferred Charges and Other the net unamortized cost of a 10-year non-competition agreement with the former owner of an acquired company. This amounted to $2,000,000 less accumulated amortization of $850,000 and $650,000 as of September 30, 1996 and 1995, respectively.

I. CASH FLOW:

The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

     Gross interest paid amounted to $1,194,000, $1,047,000 and $934,000 in 1996, 1995 and 1994, respectively. Income taxes paid (refunded) were $35,000,( $1,021,000) and ($1,496,000) in 1996, 1995 and 1994, respectively.

J. OTHER INCOME:

Other income is comprised primarily of grant income from Irish government agencies, foreign exchange gains and losses, and royalty and fee income.

K. OTHER LONG TERM LIABILITIES:

The Company receives grants and subsidies from the Republic of Ireland as an incentive to invest in manufacturing facilities in that country. These grants and subsidies require that the Company maintain operations in that country for 10 years in order to qualify for the full value of the benefits received.

     The Company's liability for the unearned portion of these items amounted to $2,807,000 and $3,149,000 at September 30, 1996 and 1995, respectively, and is included in other long term liabilities.

L. MANAGEMENT ESTIMATES:

The Company prepares its financial statements in accordance with generally accepted accounting principles, which requires management to make estimates and assumptions that affect amounts reported in the financial statements for the reporting period. Actual results could differ from those based upon such estimates and assumptions. These estimates and assumptions are revised as necessary.

NOTES CONTINUED

2. DEBT

Long-term debt as of September 30, 1996 and 1995 consisted of:

                                            ($000 omitted)
                                                1996     1995
                                                ----     ----
Variable Rate Industrial Development
   Revenue Improvement
   and Refunding Bonds                       $ 2,300  $ 2,625
Notes payable to bank, due in
   quarterly installments of $275,000,
   plus interest, at the base rate             2,375    3,350
Note payable to bank, due
   October 31, 1997, interest payable
   quarterly, at rates based upon LIBOR
   and DIBOR (adjusted quarterly)              1,000    1,000
Note payable to seller of
   acquired business, at the base rate
   plus 1/2%                                   1,000    2,000
Note payable under revolving credit
   agreement, at the base rate                 6,400    4,200
                                             -------  -------
                                              13,075   13,175
Less - current maturities                      2,500    2,300
                                             -------  -------
                                             $10,575  $10,875
                                             =======  =======

     The Company has a $10 million revolving credit agreement subject to eligible working capital as defined, which expires January 1, 1998. As of September 30, 1996, the Company had $6.4 million outstanding under this agreement. In addition, the Company has a $1.15 million credit facility which is used for an irrevocable letter of credit which secures the $1 million loan from an Irish bank due October 31, 1997. A commitment fee of 3/8% is incurred on the remaining unused balance. Interest is at the base rate and is payable quarterly. The average balance outstanding against the remaining capacity was $5.4 million, $3.7 million, and $1.0 million, during 1996, 1995 and 1994, respectively. The balances outstanding under this credit agreement have been classified as long term debt.

     The Industrial Development bond interest rate is reset weekly, based on prevailing tax-exempt money market rates, and is payable quarterly. Principal is payable in quarterly installments of $100,000, with the final balance due on May 1, 2002. The bonds are secured by the property and equipment of the facility, and backed by an irrevocable bank letter of credit which expires on May 1, 1998.

     The revolving credit agreement, term loan and Industrial Development bonds are secured by the Company's domestic accounts receivable, inventory and equipment.

     Among other covenants, the Company is required to maintain a minimum tangible net worth (as defined) of $19.8 million, increasing by 50% of net income subsequent to September 30, 1993. At September 30, 1996, tangible net worth exceeded the required minimum by $5.3 million.

     As part of a previous acquisition, the seller provided financing in the form of unsecured installment notes. These notes bear interest at the base rate plus 1/2%, payable and adjustable quarterly. The final principal payment of approximately $1 million is due July 1, 1997.



     The $1 million note payable to the bank has a variable interest rate based on a combination of both LIBOR and DIBOR (Dublin Interbank Rates) rates. The average effective rates of 1996, 1995, and 1994 were 6.7% , 6.2%, and 5.2%, respectively.



3. FEDERAL INCOME TAX AND OTHER

     The provision for income taxes in the accompanying Consolidated Statements of Income differs from the statutory rate as follows:


                                                  ($000 omitted)
                                         1996       1995       1994
                                      -------    -------    -------
Income before taxes                   $ 4,694    $ 3,067    $   270
Less - State and local income taxes      --         --         --
                                      -------    -------    -------

                                      $ 4,694    $ 3,067    $   270
                                      =======    =======    =======

Tax provision at statutory rate       $ 1,596    $ 1,043    $    92
Tax effect of -
    Foreign tax rate differential        (777)      (466)      (192)
    Valuation allowance                (1,304)      (410)       217
    Deductible permanent book to
      tax difference                     (511)
    Other (1)                              82         88         98
                                      -------    -------    -------
Provision (benefit) for federal and
     foreign income taxes                (914)       255        215
Add - State and local income taxes       --         --         --
                                      -------    -------    -------
                                      $  (914)   $   255    $   215
                                      =======    =======    =======

(1) Non-deductible expenses

The provision (benefit) for income taxes differs from amounts currently payable or refundable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for tax purposes. Income tax provision (benefit) is made up of the following components:

                                               ($000 omitted)
                                        1996       1995       1994
                                      -------    -------    -------

Current federal and foreign
 income taxes                         $   263    $   255    $  (560)
Deferred federal  income taxes         (1,177)        --        775
State and local income taxes               --         --         --
                                      -------    -------    -------
                                      $  (914)   $   255    $   215
                                      =======    =======    =======

NOTES CONTINUED


Deferred tax assets and liabilities are comprised of the following:

                                            ($000 omitted)
                                          1996       1995
                                          ----       ----
Deferred tax assets:
     Employee benefits                 $ 1,242    $ 1,297
     Doubtful accounts                     140        129
     Inventory and property reserves       224        222
     Investment valuation reserve          511        695
     Foreign taxes credits                 161        161
     Tax loss carryforward                  28         28
     Other                                 128         81
                                       -------    -------
                                         2,434      2,613
Deferred tax liabilities:
     Depreciation                          910        909
     Personal property taxes                89        102
     Other                                  97        137
                                       -------    -------
                                         1,096      1,148
                                       -------    -------
Deferred tax assets less liabilities     1,338      1,465
                                       -------    -------
Valuation allowance                       (161)    (1,465)
                                       -------    -------
Net deferred tax assets                $ 1,177    $  --
                                       =======    =======

In the current year, $1,304,000 of the valuation allowance was reversed as management has determined that it is more lik ely than not that the net deferred tax assets, other than the foreign tax credits, will be realized.

     Cumulative undistributed earnings of foreign subsidiaries for which no U.S. federal deferred income tax liabilities have been recorded were approximately $14,934,000 at September 30, 1996.


4. SUMMARIZED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

                              ($000 omitted)
                              1996 Quarter Ended
                 Dec  31   March 31  June 30  Sept 30    Total

Net Sales        $18,271    $22,096  $23,142  $21,911  $85,420
Cost of Sales     14,986     17,621   18,126   16,981   67,714
Net Income           362      1,102    1,390    2,754    5,608
Net Income
  Per Share         $.07       $.22     $.27     $.53    $1.09


                                 ($000 omitted)
                              1995  Quarter Ended
                 Dec  31   March 31  June 30  Sept 30    Total
Net Sales        $15,997    $17,374  $17,721  $17,042  $68,134
Cost of Sales     12,627     13,750   14,633   13,888   54,898
Net Income           313      1,925*      90      484    2,812
Net Income
  Per Share     $    .06    $   .38  $   .02  $   .09  $   .55

*  Includes $1,512 reversal of restructuring expense to income


5. STOCK OPTIONS

Under the 1995 Stock Option Plan, 200,000 shares are reserved for incentive stock option grants to key employees of the Company. Recipients of the grants may purchase common shares at not less than fair market value no later than ten years from date of the grant. 110,000 options were granted in fiscal 1996 at a price of $4.25 and remained outstanding at September 30, 1996.

     75,500 options issued under previous stock option plans (for which authority to issue additional grants has expired) at prices ranging from $3.75 to $8.08 remained outstanding at September 30, 1996. During 1996 and 1995, 23,875 and 32,625 options were exercised at an aggregate price of approximately $112,000 and $72,000, respectively. None were exercised in 1994.

     The Company also has a 1994 Phantom Stock Plan. Grantees under the Plan are credited with dividend equivalent units. Upon discontinuance of participation in the Plan, the grantee is normally paid in cash, although shares may be issued at the Company's discretion. The benefit under the Plan is based upon the difference between the market price at the date of discontinuance and the award price for vested award units, plus the market value of dividend equivalent units.

     As of September 30, 1996 and 1995, award units outstanding under the Phantom Stock Plan, which includes awards still outstanding under two previous versions of the Plan (for which authority to make additional awards has expired), were 185,938 and 172,213 at prices ranging from $2.72 to $9.25, plus 11,971 and 13,855 dividend equivalent units, respectively. Expense relating to the Plan was $580,000 in 1996, and $-0- in 1995 and 1994.

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

     Corporate expenses represent expenses which are not of an operating nature and therefore not allocated to business segments. Corporate assets are principally cash, cash equivalents and receivables.

     The following table summarizes certain information regarding segments of the Company's operations for the years ended September 30, 1996, 1995 and 1994:


                                       ($000 omitted)
                               1996         1995          1994
                            -------      -------       -------
Net sales, including
   intersegment sales:
   Specialty Products       $58,692      $47,370       $43,634
   Forgings                  27,121       21,345        18,547
   Intersegment sales          (393)        (581)         (752)
                            -------      -------       -------
                            $85,420      $68,134       $61,429
                            =======      =======       =======
Income (loss) from
   operations before
   corporate expenses
   and interest expense:
   Specialty Products      $  5,933     $  3,603      $  3,206
   Forgings                   1,666        2,090          (927)
                            -------      -------       -------
                              7,599        5,693         2,279
Corporate expenses           (1,884)      (1,689)       (1,629)
Interest expense, net        (1,021)        (937)         (626)
                            -------      -------       -------
Income from operations        4,694        3,067            24
Gain on sale of
   investments                  ---           --           246
                            -------      -------       -------
Income before income
   taxes                   $  4,694     $  3,067     $     270
                           ========     ========     =========
Depreciation and
   amortization expense:
   Specialty Products      $  2,947     $  2,805      $  2,314
   Forgings                     619          611           674
                            -------      -------       -------
                           $  3,566     $  3,416      $  2,988
                           ========     ========      ========
Capital expenditures:
   Specialty Products      $  2,733     $  4,353      $  1,917
   Forgings                     655          537           280
                            -------      -------       -------
                           $  3,388     $  4,890      $  2,197
                           ========     ========      ========
Identifiable assets
   Specialty Products       $51,087      $47,355       $42,409
   Forgings                  14,309       11,315         9,663
   Corporate                  2,574        2,012         3,712
                            -------      -------       -------
                            $67,970      $60,682       $55,784
                            =======      =======       =======

Foreign operations
   Net sales                $27,522      $21,793       $20,068
   Operating profit           2,584        2,402         2,504
   Identifiable assets       24,116       23,723        17,438



================================================================================
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
                             SIFCO INDUSTRIES, INC.

     We have audited the accompanying consolidated balance sheets of SIFCO INDUSTRIES, INC. (an Ohio corporation) AND SUBSIDIARIES as of September 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SIFCO Industries, Inc. and Subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP
Cleveland, Ohio
October 24, 1996


DIRECTORS
-------------------------------------------------------------------------------------------------------------------------
George D. Gotschall                         William R. Higgins                          Hudson D. Smith
Assistant Secretary                         President                                   Treasurer, SIFCO Industries, Inc.
SIFCO Industries, Inc.                      Advanced Technology & Research, Inc.        Vice President and General
                                            Clearwater, Florida                         Manager, SIFCO Forge Group
Jeffrey P. Gotschall
President and                               David V. Ragone                             Thomas J. Vild
Chief Executive Officer                     Visiting Professor                          Vild & Associates
SIFCO Industries, Inc.                      Massachusetts Institute of Technology       Chagrin Falls, Ohio
                                            Department of Materials Science
Richard S. Gray                              and Engineering                            J. Douglas Whelan
President                                   Cambridge, Massachusetts                    President
Enterprise Development, Inc.                                                            Wyman-Gordon Forgings
Cleveland, Ohio                             Charles H. Smith, Jr.                       Houston, Texas
                                            Chairman
                                            SIFCO Industries, Inc.


OFFICERS
-------------------------------------------------------------------------------------------------------------------------

Charles H. Smith, Jr.                       Richard A. Demetter                         Hudson D. Smith
Chairman of the Board                       Vice President - Finance and                Treasurer
                                            Chief Financial Officer
Jeffrey P. Gotschall                                                                    Mara L. Babin
President & Chief Executive Officer         George D. Gotschall                         Secretary & General Counsel
                                            Assistant Secretary                         Partner,
                                                                                        Squire, Sanders & Dempsey
-------------------------------------------------------------------------------------------------------------------------

AUDITORS                        DIVIDEND REINVESTMENT
Arthur Andersen LLP             SIFCO Industries maintains a dividend reinvestment program
200 Public Square, Suite 1800   that enables shareholders to purchase additional shares of
Cleveland, Ohio 44114           SIFCO stock without fees or service charges. To participate in this program, or for answers to any questions on your
LEGAL COUNSEL                   dividend investment account, contact the SIFCO corporate
Squire, Sanders &               office.
Dempsey
Key Tower                       FORM 10-K REQUESTS
Cleveland, Ohio 44114           A copy of the Company's current form 10-K annual report as filed with the Securities and Exchange Commission is
TRANSFER, AGENT &               available without charge to shareholders upon written
REGISTRAR                       request to the corporate secretary.
National City Bank
Cleveland, Ohio 44114           ANNUAL MEETING
                                The annual meeting of shareholders of SIFCO Industries, Inc.
                                will be held at the National City Bank, East Ninth Street
                                and Euclid Avenue, Cleveland, Ohio, at 10:30 AM on January
                                28, 1997.

                                LISTING
                                SIFCO's common stock is listed on the American Stock
                                Exchange, symbol SIF.

                                                                          [logo]


                  SIFCO INDUSTRIES, INC.
                  970 East 67th Street, Cleveland, Ohio 44103
                  Phone: (216) 881-8600 Fax: (216) 432-6281
                  or visit our home page: www.sifco.com