Form 10-K, Exhibit 13
period 1997-09-30
SIFCO INDUSTRIES INC
filed 1997-12-24
CIK 90168

                                                                     EXHIBIT 13

--------------------------------------------------------------------------------------------------------------------
Years Ended September 30                     1997            % Change       1996        % Change           1995
-------------------------------------------------------------------------------------------------------------------
Net sales                                  $108,790           27.4%        $85,420         25.4%          $68,134
Net income                                    7,076                          5,608                          2,812
Net income per share                           1.36                           1.09                            .55
Dividends per share                             .15                            .10                            ----
Shareholders' equity per share                 7.86           12.1%           7.01          15.9%            6.05
Stock price range (high-low)               21 1/4  - 9 5/8              10 1/4 - 3 3/4               5 9 /16 - 2 15/16
Shares outstanding                            5,160                          5,127                          5,092
Number of shareholders                          766                            815                            835
Return on beginning shareholders' equity       19.7%                          18.2%                          10.3%
Long-term debt/equity percent                  28.9%                          29.4%                          35.3%
-----------------------------------------------------------------------------------------------------------------------

  *Includes reversal of restructuring charge to income of $1,512

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF BUSINESS

================================================================================

                              OPERATIONS 1995-1997


1995

IN 1995, NET SALES increased to $68.1 million from $61.4 million or approximately 11% with Turbine Component Services and Repair increasing 9% and Aerospace Component Manufacturing increasing 15%. Defense-related sales increased to $9.3 million from $7.0 million in 1994. Income before income taxes was $3.1 million compared with $.270 million in 1994. The Company completed the restructuring of the Aerospace Component Manufacturing business in the second quarter of fiscal 1995 and income before income taxes for fiscal 1995, as well as the second quarter, includes the reversal to income of $1.5 million of the restructuring reserve. Income before income taxes in fiscal 1994 included a gain of $.25 million from the sale of investments.

TURBINE COMPONENT SERVICES AND REPAIR SALES increased $3.8 million to $47.4 million from $43.6 million in 1994. Defense-related sales were $.7 million compared with $1.0 million last year. Turbine Component Services and Repair income from operations before corporate and interest expense increased to $3.6 million from $3.2 million in 1994. Increased activity from airline repair customers was the primary source of the increase.

AEROSPACE COMPONENT MANUFACTURING SALES increased $2.8 million to $21.3 million from $18.5 million in 1994. Defense-related sales were $8.6 million compared with $6.0 million in 1994. Aerospace Component Manufacturing income from operations before corporate and interest expense increased to $2.1 million (including the reversal to income of $1.5 million of the restructuring reserve mentioned above) compared with a $.9 million loss in 1994.

TOTAL NEW ORDERS FOR FISCAL 1995 increased to $72.0 million from $66.6 million in 1994. Defense orders declined to $4.4 million from $11.5 million last year. A retrofit of the CH-46 helicopter accounted for $7.0 million of defense orders in 1994.

1996

IN 1996, NET SALES increased to $85.4 million from $68.1 million, or approximately 25%, with Turbine Component Services and Repair increasing 24% and Aerospace Component Manufacturing increasing 27%. Defense-related sales increased to $11.0 million from $9.3 million in 1995. Income before income taxes was $4.7 million compared with $3.1 million in 1995. The Company completed the restructuring of the Aerospace Component Manufacturing business in the second quarter of fiscal 1995 and income before income taxes for fiscal 1995, as well as the second quarter, includes the reversal to income of $1.5 million of the restructuring reserve.

TURBINE COMPONENT SERVICES AND REPAIR SALES increased $11.3 million to $58.7 million from $47.4 million in 1995. Defense-related sales were $1.2 million, an increase from $.7 million in 1995. Turbine Component Services and Repair income from operations before corporate and interest expense increased to $5.9 million from $3.6 million in 1995. Increased activity from airline repair customers was the primary source of the increase.

================================================================================

AEROSPACE COMPONENT MANUFACTURING SALES increased $5.8 million to $27.1 million from $21.3 million in 1995. Defense-related sales were $9.8 million compared with $8.6 million in 1995. Aerospace Component Manufacturing's income from operations before corporate and interest expense increased to $1.7 million from $.6 million in 1995, excluding the reversal to income in 1995 of the $1.5 million of the restructuring reserve mentioned above.

THE COMPANY'S TOTAL NEW ORDERS FOR FISCAL 1996 increased to $99.7 million from $72.0 million in 1995. Defense orders increased to $17.8 million from $11.5 million last year. Backlog at September 30, 1996 and 1995 was $42.9 million and $28.6 million, respectively.


1997

IN 1997 NET SALES rose to $108.8 million from $85.4 million in 1996, which is our first $100 million sales year. This represents an increase of 27% from last year's sales. Income before income taxes rose to $9.1 million from $4.7 million last year or 94%. Net income per share was $1.36 compared to $1.09 last year.

Net income for 1996 and the fourth quarter of 1996 were increased by unusual circumstances involving non-recurring items which include a valuation reserve established in 1994 for deferred taxes that was reversed because of improved profitability. This reserve reversal added $.25 per share to net income. In addition, a tax benefit from the closing and consolidation of certain foreign operations to improve the Company's effectiveness in selected markets added $.10 per share to net income.

TURBINE COMPONENT SERVICES AND REPAIR sales rose to $69.3 million from $58.7 million last year or 18%. Income from operations before corporate and interest expense rose to $9.0 million from $5.9 million or 53%. Increased activity from airline repair customers and a better product mix were the primary source of the improved operating performance.

AEROSPACE COMPONENT MANUFACTURING sales increased 46% to $39.6 million from $27.1 million last year. Income from operations before corporate and interest expense was $3.5 million, an increase of 106% from $1.7 million last year as a result of the higher operating levels and improved efficiencies.

The Company's total new orders for fiscal 1997 increased to $112.4 million compared to $99.7 million in 1996. The following is a breakout by business segment: Turbine Component Services and Repair, $69.0 million and $64.0 million, respectively; and Aerospace Component Manufacturing, $43.4 million and $35.7 million, respectively.

The Company's backlog as of September 30, 1997 and 1996 was $44.9 million and $42.9 million, respectively. The following is a breakout of the backlog by business segment: Turbine Component Services and Repair, $11.6 million and $13.4 million, respectively; and Aerospace Component Manufacturing, $33.3 million and $29.5 million, respectively. Approximately 3% of 1997's backlog is on hold and 9% is scheduled for delivery beyond fiscal 1998.

FINANCIAL POSITION

The Company's long-term debt as a percentage to equity at the end of the year was 28.9% compared to 29.4% in 1996. As of September 30, 1997 the Company had $4.5 million outstanding against its $9 million revolving credit agreement which expires March 31, 1999. The Company feels it has adequate credit availability to meet its requirements in the coming year.

SELECTED FINANCIAL DATA
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted except for per share data)

================================================================================

-----------------------------------------------------------------------------------------------------
                                          1997          1996         1995         1994          1993
-----------------------------------------------------------------------------------------------------
Net sales                             $ 108,790     $  85,420    $  68,134     $  61,429    $  51,897
Operating income (loss)                   9,123         4,694        3,067            24      (10,297)
Net gain on disposal of investments        --            --           --             246         --
Income tax (provision) benefit           (2,047)          914         (255)         (215)       1,196
Net income (loss)                         7,076         5,608        2,812            55       (9,101)
Net income (loss) per share                1.36          1.09          .55           .01        (1.80)
Cash dividends per share                    .15           .10         --            --           --
Shareholders' equity                     40,568        35,957       30,805        27,270       25,814
Shareholders' equity per
   share at year end                       7.86          7.01         6.05          5.39         5.16
Return on beginning
   shareholders' equity                    19.7%         18.2%        10.3%          0.2%       (24.1)%
Long-term debt                           11,716        10,575       10,875         6,975        7,875
Long-term debt to equity percent           28.9%         29.4%        35.3%         25.6%        30.5%
Working capital                          24,520        20,860       16,671         9,675        5,234
Current ratio                               2.3           2.2          2.2           1.6          1.3
Net property, plant and equipment        24,714        23,200       23,460        21,476       22,745
Total assets                             74,444        67,970       60,682        55,784       54,924
Shares outstanding
   at year end                            5,160         5,127        5,092         5,062        5,003


  *Includes restructuring expense of $6,500.

 **Includes reversal of restructuring charge to income of $1,512

CONSOLIDATED STATEMENTS OF INCOME
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted except for per share data)
================================================================================

-------------------------------------------------------------------------------------------
                                                        1997           1996          1995
--------------------------------------------------------------------------------------------

   Net sales                                         $ 108,790     $  85,420     $  68,134
   Costs and expenses:
     Cost of goods sold (Note 1)                        85,049        67,714        54,898
     Selling, general and administrative expenses       14,224        12,335        11,106
     Interest income                                      (132)         (120)         (154)
     Interest expense                                    1,141         1,141         1,091
     Reversal of restructuring reserve (Note 1)            ---           ---        (1,512)
     Other (income) expense, net (Note 1)                 (615)         (344)         (362)
                                                     ---------     ---------     ---------
                                                        99,667        80,726        65,067
                                                     ---------     ---------     ---------
Income before income taxes                               9,123         4,694         3,067
Income tax (provision) benefit (Note 3)                 (2,047)          914          (255)
                                                     ---------     ---------     ---------
Net income                                               7,076     $   5,608     $   2,812
                                                     =========     =========     =========
Net income per share                                 $    1.36     $    1.09     $     .55
                                                     =========     =========     =========


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
September 30
($000 omitted except for per share data)

================================================================================


------------------------------------------------------------------------------------------------------------
                                                                                     1997       1996
-------------------------------------------------------------------------------------------------------------
                                ASSETS
CURRENT  ASSETS:
    Cash and cash equivalents                                                       $ 2,998    $ 2,130
    Receivables, less allowance for doubtful accounts
      of  $829 in 1997 and $709 in 1996                                              20,516     17,929
    Inventories (Note 1)                                                             19,846     17,789
    Refundable income taxes (Note 3)                                                     --        193
Prepaid expenses and other current assets                                               689        627
                                                                                    -------    -------
         Total current assets                                                        44,049     38,668
                                                                                    -------    -------

PROPERTY, PLANT AND EQUIPMENT AT COST (NOTES 1 AND 2):
    Land                                                                                855        855
    Buildings                                                                        15,251     14,422
    Machinery and equipment                                                          47,631     45,359
                                                                                    -------    -------
                                                                                     63,737     60,636
    Less accumulated depreciation and amortization                                   39,023     37,436
                                                                                    -------    -------
                                                                                     24,714     23,200
                                                                                    -------    -------
OTHER ASSETS:
    Goodwill, net of amortization (Note 1)                                            3,864      3,980
    Deferred charges and other (Note 1)                                               1,817      2,122
                                                                                    -------    -------
                                                                                      5,681      6,102
                                                                                    -------    -------
                                                                                    $74,444    $67,970
                                                                                    =======    =======

               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

     Current maturities of long-term debt (Note 2)                                  $ 1,256    $ 2,500
     Accounts payable                                                                10,497      9,402
     Accrued salaries and wages                                                       1,279        974
     Accrued workers' compensation                                                      594        500
     Other accrued expenses                                                           5,675      4,432
     Accrued income taxes (Note 3)                                                      228        ---
                                                                                    -------    -------
          Total current liabilities                                                  19,529     17,808
                                                                                    -------    -------

LONG-TERM DEBT, NET OF CURRENT MATURITIES (NOTE 2)                                   11,716     10,575
                                                                                    -------    -------

OTHER LONG-TERM LIABILITIES (NOTE 1)                                                  2,631      3,630
                                                                                    -------    -------

SHAREHOLDERS' EQUITY (NOTE 2):
     Serial preferred shares, no par value, authorized 1,000,000
           shares in 1997 and 1996                                                      ---        ---
     Common shares, par value $1 per share, authorized 10,000,000 shares, issued
           and outstanding 5,159,708 shares in 1997 and 5,126,604 shares in 1996      5,160      5,127
     Capital in excess of par value                                                   6,101      5,978
     Earnings retained for use in the business                                       29,307     24,852
                                                                                    -------    -------
           Total shareholders' equity                                                40,568     35,957
                                                                                    -------    -------
                                                                                    $74,444    $67,970
                                                                                    =======    =======

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED  STATEMENTS  OF  CASH FLOWS
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted)

================================================================================

---------------------------------------------------------------------------------------------------
                                                                   1997       1996        1995
----------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR)
     OPERATING ACTIVITIES:
     Net income                                                 $ 7,076    $  5,608      $2,812
     Adjustments to reconcile net
       income to net cash provided
       by (used for) operating activities:
     Depreciation and amortization                                3,681       3,566       3,416
     Loss on disposal of property, plant and equipment              370          90          40
     Deferred income taxes                                         (482)     (1,177)         33
     Non-cash restructuring expense (reversal)                      ---         ---      (1,512)
                                                                -------    --------   ---------
                                                                 10,645       8,087       4,789

NET CASH PROVIDED BY (USED FOR) CHANGES IN OPERATING
  ASSETS AND LIABILITIES:
     Receivables                                                 (2,587)     (2,808)     (2,238)
     Inventories                                                 (2,057)     (4,504)     (2,945)
     Accrued or refundable income taxes                             421        (220)      1,066
     Prepaid expenses and other current assets                      (62)        (82)       (129)
     Accounts payable                                             1,095       2,738         458
     Accrued salaries and wages                                     305         316         120
     Other accrued expenses                                       1,337         319         571
     Accrued restructuring expense                                  ---         ---      (1,174)
                                                                -------    --------   ---------
                                                                 (1,548)     (4,241)     (4,271)
                                                                -------    --------   ---------
        Net cash provided by (used for) operating activities      9,097       3,846         518

NET CASH PROVIDED BY (USED FOR)
     INVESTING ACTIVITIES:
     Purchase of property, plant and equipment                   (6,613)     (3,388)     (4,890)
     Decrease in funds held by trustee for capital project         ---          472         261
     Other                                                       (1,513)       (169)        277
                                                                -------    --------   ---------
        Net cash provided by (used for) investing activities     (8,126)     (3,085)     (4,352)
                                                                -------    --------   ---------

NET CASH PROVIDED BY (USED FOR)
     FINANCING ACTIVITIES:
     Proceeds from additional borrowings                          6,000       2,200       3,800
     Repayment of borrowings                                     (6,103)     (2,300)     (1,900)
     Grants received from Irish government agency                   ---         ---       1,147

                                                                -------    --------   ---------
        Net cash provided by (used for) financing activities       (103)       (100)      3,047
                                                                -------    --------   ---------


Increase (decrease) in cash and cash equivalents                    868         661        (787)
Cash and cash equivalents, beginning of year                      2,130       1,469       2,256
                                                                -------    --------   ---------
Cash and cash equivalents, end of year                          $ 2,998    $  2,130   $   1,469
                                                                =======    ========   =========

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED  STATEMENTS  OF  SHAREHOLDERS' EQUITY
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
(000 omitted except for per share data)

================================================================================

                                                                                                Earnings
                                                                                                Retained
                                                                    Common      Capital in       for Use
                                                                    Shares       Excess of        in the
                                                              $1 Par Value       Par Value      Business

-------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1994                                      $  5,062      $  5,849       $ 16,359
    Net income                                                          --            --          2,812
    Shares issued to Employees' Thrift Plan                              9            25             --
    Stock options exercised, net of shares surrendered                  21            (1)            --
    Foreign currency translation adjustment                             --            --            669
-------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1995                                      $  5,092      $  5,873       $ 19,840
     Net income                                                         --            --          5,608
     Shares issued to Employees' Thrift Plan                             7            30             --
     Shares issued to vendors as payment for services                   11            29             --
     Stock options exercised, net of shares surrendered                 17            46             --
     Foreign currency translation adjustment                            --            --            (83)
     Dividends declared ($.10 per share)                                --            --           (513)
-------------------------------------------------------------------------------------------------------
    BALANCE - September 30, 1996                                  $  5,127      $  5,978       $ 24,852
          Net income                                                    --            --          7,076
          Shares issued to Employees Thrift Plan                         4            51             --
          Shares issued to vendors as payment for services               3            29             --

          Stock options exercised, net of shares surrendered            26            43             --
          Foreign currency translation adjustment                       --            --         (1,847)

          Dividends declared ($.15 per share)                           --            --          ( 774)
-------------------------------------------------------------------------------------------------------
   BALANCE - September 30, 1997                                   $  5,160      $  6,101       $ 29,307
=======================================================================================================

The accompanying notes are an integral part of these consolidated statements.

STOCK  PRICES BY QUARTERS
(AMEX)

                                 1997             1996
------------------------------------------------------------
                           High     Low     High     Low
------------------------------------------------------------
First Quarter              113/8      95/8    53/8   33/4
Second Quarter             121/2    10        7      45/8
Third Quarter              147/8    101/4     9      67/16
Fourth Quarter             211/4    141/8   101/4    75/8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
September 30, 1997, 1996 and 1995
================================================================================

1.    SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES

A.  PRINCIPLES OF CONSOLIDATION:
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

B.  RESTRUCTURING EXPENSE:
In the fourth quarter of 1993, the Company recorded a restructuring charge of $6.5 million for which no tax benefit was provided. The charge represented the estimated reduction of the carrying value of certain Aerospace Component Manufacturing assets and costs associated with downsizing the Cleveland Forge operation. During 1994, the Company began implementing its plan to restructure the Aerospace Component Manufacturing operations. The restructuring was completed in the second quarter of fiscal 1995 and $1.512 million of the restructuring reserve was reversed to income. Activities charged to the restructuring reserve in fiscal 1995 are as follows:

                                 (000's omitted)
Cash                                                     1995
----                                                     ----

Severance and other                                  $     75
Professional and other restructuring costs                 78
                                                     --------
                                                          153
                                                     ========
Non-Cash
--------
Write-off of property, plant,
   equipment and investments                               15
Disposal of unsaleable inventory                           14
Write-off of accounts receivable                          113
Health care benefits                                      227
Employee claim settlements                                541
Other                                                     111
                                                     --------
                                                        1,021
                                                     --------
TOTAL                                                $  1,174
                                                     ========



C.  INVENTORY VALUATION:
  Inventories are stated at the lower of cost or market and include the cost of material, labor and factory overhead.
  Inventories entering into the determination of cost of sales are summarized as follows:

                                               ($000 omitted)
                                                1997     1996
                                                ----     ----

Last-in, first-out cost                     $  7,324   $  7,514
First-in, first-out or average cost           12,522     10,275
                                            --------   --------
                                            $ 19,846   $ 17,789
                                            ========   ========


   Under the average cost method of accounting, LIFO inventories would have been $4,372,000 and $3,570,000 higher than reported at September 30, 1997 and 1996, respectively. The inventories at September 30, 1997 and 1996, respectively, consisted of raw materials and supplies of $6,032,000 and $5,067,000, and finished goods and work-in-process of $13,814,000 and $12,722,000.

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

E.  GOODWILL:
Goodwill of $4,637,000, less accumulated amortization of $773,000 and $657,000 at September 30, 1997 and 1996, respectively, represents the excess of cost over the net assets of acquired companies, and is being amortized over 40 years. The Company uses an undiscounted cash flow method to periodically review the value of goodwill and other tangible assets and believes such assets are realizable.

F.  PENSIONS AND THRIFT PLANS:
The Company and its domestic subsidiaries sponsor five pension plans covering substantially all United States employees. Two of the plans are multi-employer defined contribution plans. Three of the plans are single employer defined benefit plans. The Company's funding policy for defined benefit plans is based on an actuarially determined cost method allowable under Internal Revenue Service regulations.
   The defined contribution plans are funded monthly. Pension costs charged to operations for these plans were $43,000 in 1997, $32,000 in 1996, and $37,000 in 1995.
   Net pension expense for the defined benefit plans for 1997, 1996, and 1995 consisted of the following components:


                                            ($000 omitted)
                                        1997     1996     1995
                                        ----     -------------
Service cost - benefits earned
   during the year                    $  416   $  398   $  397
Interest cost on projected
   benefit obligation                    705      652      635
Actual return on plan assets          (1,504)  (1,042)  (1,557)
Net amortization and deferral            763      318      955
                                      ------   ------  -------
Total Expense                         $  380   $  326  $   430
                                      ======   ======  =======

   Assumptions used in accounting for the defined benefit pension plans as of September 30, 1997, 1996, and 1995 were:


Weighted average discount rate
   used for ending liabilities          7.50%    7.75%    7.50%
Weighted average discount rate
   used for expense                     7.75%    7.50%    8.25%
Rate of increase in compensation levels 4.00%    4.00%    4.00%
Expected long-term investment rate      8.50%    8.50%    8.50%

NOTES CONTINUED

================================================================================

The following table sets forth the funded status of the defined benefit plans and the amounts shown in the Consolidated Balance Sheets as of September 30, 1997 and 1996:

                                            Plans with Assets         Plans with Accum-
                                            in  Excess of             lated Benefit
                                              Accumulated             Obligations in
                                            Benefit Obligations       Excess of Assets
                                                             ($000 omitted)
                                             1997          1996         1997           1996
                                             ----          ----         ----           ----
 Plan assets at fair value,
   primarily listed stocks,
   funds, and bonds                        $ 9,798       $ 8,268       $   961       $   710
 Actuarial present value of
   the benefit obligation
   Vested                                   (6,829)       (6,027)       (1,003)         (859)
   Non-vested                                 (411)         (333)         (144)         (130)
                                           -------       -------       -------       -------
Accumulated benefit obligation              (7,240)       (6,360)       (1,147)         (989)
Projected effect of future
   salary increases                         (1,808)       (1,411)          ---            --
                                           -------       -------       -------       -------
Total projected benefit obligation          (9,048)       (7,771)       (1,147)         (989)
                                           -------       -------       -------       -------
Plan assets over (under)
   projected benefit obligation                750           497          (186)         (279)
Unrecognized prior service cost (167)         (179)           81            98
Unrecognized net (gain) loss                (1,875)       (1,535)           63           103
Additional liability                           ---            --          (224)         (291)
Unrecognized transition
   (asset) obligation                         (135)         (170)           80            90
                                           -------       -------       -------       -------
Pension liability at end of year            (1,427)      $(1,387)         (186)      $  (279)
                                           =======       =======       =======       =======


   The employees in Ireland are covered by a pension plan, the cost of which currently is accrued and fully funded.
   All non-union employees of the Company and its domestic subsidiaries are eligible to participate in the Company's thrift plan. The total costs for 1997, 1996 and 1995 were $71,000, $60,000, and $59,000, respectively.


G.  NET INCOME PER SHARE:
Net income per share has been computed based upon the weighted average number of common shares outstanding during the year and common share equivalents. The weighted average number of common shares and common share equivalents was 5,183,935 in 1997, 5,124,075 in 1996, and 5,082,788 in 1995.

H. DEFERRED CHARGES AND OTHER:
The Company has classified in Deferred Charges and Other the net unamortized cost of a 10-year non-competition agreement with the former owner of an acquired company. This amounted to $2,000,000 less accumulated amortization of $1,050,000 and $850,000 as of September 30, 1997 and 1996, respectively.

I.  CASH FLOW:
The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.


   Gross interest paid amounted to $1,272,000, $1,194,000, and $1,047,000 in 1997, 1996 and 1995, respectively. Income taxes paid (refunded) were $1,578,000, $35,000, and ($1,021,000) in 1997, 1996 and 1995, respectively.

J.  OTHER INCOME:
Other income is comprised primarily of grant income from Irish government agencies, foreign exchange gains and losses, and royalty and fee income.

K.  OTHER LONG TERM LIABILITIES:
The Company receives grants and subsidies from the Republic of Ireland as an incentive to invest in manufacturing facilities in that country. These grants and subsidies require that the Company maintain operations in that country for 10 years in order to qualify for the full value of the benefits received.
   The Company's liability for the unearned portion of these items amounted to $2,227,000 and $2,807,000 at September 30, 1997 and 1996, respectively, and is included in other long term liabilities.

L.  MANAGEMENT ESTIMATES:
The Company prepares its financial statements in accordance with generally accepted accounting principles, which requires management to make estimates and assumptions that affect amounts reported in the financial statements for the reporting period. Actual results could differ from those estimates and assumptions. These estimates and assumptions are revised as necessary.

NOTES CONTINUED

================================================================================
2.  DEBT
Long-term debt as of September 30, 1997 and 1996 consisted of:


                                                              ($000 omitted)
                                                           1997           1996
                                                           ----           ----
Variable Rate Industrial Development
   Revenue Improvement
   and Refunding Bonds                                   $ 1,900         $ 2,300
Notes payable to bank, due in
   quarterly installments of $214,000,
   plus interest, at base rate
   with LIBOR option                                       5,572              --
Notes payable to bank                                         --           2,375
Note payable to bank, due
   October 31, 1998, interest
   payable quarterly, at rates
   based upon LIBOR and
   DIBOR (adjusted
   quarterly)                                              1,000           1,000
Note payable to seller of
   acquired business, at the base rate
   plus 1/2%                                                 ---           1,000
Note payable under revolving credit
   agreement, at the base rate with
   LIBOR option                                            4,500           6,400
                                                         -------         -------
                                                          12,972          13,075
Less - current maturities                                  1,256           2,500
                                                         -------         -------
                                                          11,716         $10,575
                                                         =======         =======


   The Company has a $9 million revolving credit agreement which expires March 31, 1999. As of September 30, 1997, the Company had $4.5 million outstanding under this agreement. In addition, the Company has a $1.15 million credit facility which is used for an irrevocable letter of credit which secures the $1 million loan from an Irish bank due October 31, 1998. A commitment fee of 1/4% is incurred on the remaining unused balance. Interest is payable quarterly. The average balance outstanding against the remaining capacity was $4.8 million, $5.4 million, and $3.7 million, during 1997, 1996 and 1995, respectively.
The balances outstanding under this credit agreement have been classified as long term debt.
   The Industrial Development bond interest rate is reset weekly, based on prevailing tax-exempt money market rates, and is payable quarterly. Principal is payable in quarterly installments of $100,000, with the final balance due on May 1, 2002. The bonds are secured by the property and equipment of the facility, and backed by an irrevocable bank letter of credit which expires on May 1, 1998.
   Among other covenants, the Company is required to maintain a minimum tangible net worth (as defined) of $30 million, increasing by 50% of net income subsequent to September 30, 1997. At September 30, 1997, tangible net worth exceeded the required minimum by $6.7 million.
   The $1 million note payable to the bank has a variable interest rate based on a combination of both LIBOR and DIBOR (Dublin Interbank Rates) rates. The average effective rates of 1997, 1996, and 1995 were 6.7%, 6.7% , and 6.2%, respectively.





3.  FEDERAL INCOME TAX AND OTHER

   The provision for income taxes in the accompanying Consolidated Statements of Income differs from the statutory rate as follows:


                                                        ($000 omitted)
                                               1997          1996           1995
                                               ----          ----           ----

Income before taxes                         $ 9,123       $ 4,694       $ 3,067
Less - State and local income taxes              20            --            --
                                            -------       -------       -------
                                            $ 9,103       $ 4,694       $ 3,067
                                            =======       =======       =======

Tax provision at statutory rate             $ 3,095       $ 1,596       $ 1,043
Tax effect of -
    Foreign tax rate differential            (1,116)         (777)         (466)
Valuation allowance                             ---        (1,304)         (410)
    Deductible permanent book to
      tax difference                            ---          (511)           --
    Other (1)                                    48            82            88
                                            -------       -------       -------
Provision (benefit) for federal and
     foreign income taxes                     2,027          (914)          255
Add - State and local income taxes               20            --            --
                                            -------       -------       -------
                                            $ 2,047       $  (914)      $   255
                                            =======       =======       =======

(1) Non-deductible expenses

The provision (benefit) for income taxes differs from amounts currently payable or refundable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for tax purposes. Income tax provision (benefit) is made up of the following components:

                                                            ($000 omitted)
                                                   1997          1996        1995
                                                -----------------------------------

Current federal and foreign income taxes        $ 3,686       $   263       $   255
Deferred federal income taxes                    (1,659)       (1,177)           --
State and local income taxes                         20            --            --
                                                -------       -------       -------
                                                $ 2,047       $  (914)      $   255
                                                =======       =======       =======

NOTES CONTINUED

================================================================================

Deferred tax assets and liabilities are comprised of the following:

                                                           ($000 omitted)
                                                         1997             1996
                                                         ----             ----
Deferred tax assets:
     Employee benefits                                 $ 1,460          $ 1,242
     Doubtful accounts                                     153              140
     Inventory and property reserves                       355              224
     Investment valuation reserve                          511              511
     Foreign taxes credits                                 161              161
     Tax loss carryforward                                 ---               28
     Other                                                 257              128
                                                       -------          -------
                                                         2,897            2,434
Deferred tax liabilities:
     Depreciation                                          950              910
     Personal property taxes                               127               89
     Other                                                 ---               97
                                                       -------          -------
                                                         1,077            1,096
                                                       -------          -------
Deferred tax assets less liabilities                     1,820            1,338
Valuation allowance                                       (161)            (161)
                                                       -------          -------
Net deferred tax assets                                $ 1,659          $ 1,177
                                                       =======          =======

    Cumulative undistributed earnings of foreign subsidiaries for which no U.S. federal deferred income tax liabilities have been recorded were approximately $18,241,000 at September 30, 1997.

4.  SUMMARIZED QUARTERLY RESULTS
      OF OPERATIONS  (UNAUDITED):

                              ($000 omitted)
                             1997 Quarter Ended
                 Dec  31   March 31  June 30  Sept 30   Total
Net Sales        $23,761    $27,122  $29,999  $27,908 $108,790
Cost of Sales     18,909     21,757   23,260   21,123   85,049
Net Income         1,098      1,426    2,009    2,543    7,076
Net Income
  Per Share         $.21       $.28     $.38     $.49    $1.36

                             ($000 omitted)
                            1996 Quarter Ended
                 Dec  31   March 31  June 30  Sept 30  Total
Net Sales        $18,271    $22,096  $23,142  $21,911  $85,420
Cost of Sales     14,986     17,621   18,126   16,981   67,714
Net Income           362      1,102    1,390    2,754    5,608
Net Income
  Per Share         $.07       $.22     $.27     $.53    $1.09





5.   STOCK OPTIONS
Under the 1995 Stock Option Plan, 200,000 shares are reserved for incentive stock option grants to key employees of the Company. Recipients of the grants may purchase common shares at not less than fair market value no later than ten years from date of the grant. 110,000 options were granted in fiscal 1996 at a price of $4.25 and remained outstanding at September 30, 1997.
  35,000 options issued under previous stock option plans (for which authority to issue additional grants has expired) at prices ranging from $3.75 to $8.08 remained outstanding at September 30, 1997. During 1997 and 1996, 40,500 and 23,875 options were exercised at an aggregate price of approximately $236,000 and $112,000, respectively.
   In 1997, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Black-Scholes option pricing model was used to determine that the pro forma impact of compensation expense from incentive stock options granted was immaterial.
   The Company also has a 1994 Phantom Stock Plan. Grantees under the Plan are credited with dividend equivalent units. Upon discontinuance of participation in the Plan, the grantee is normally paid in cash, although shares may be issued at the Company's discretion. The benefit under the Plan is based upon the difference between the market price at the date of discontinuance and the award price for vested award units, plus the market value of dividend equivalent units.
   As of September 30, 1997 and 1996, award units outstanding under the Phantom Stock Plan, which includes awards still outstanding under two previous versions of the Plan (for which authority to make additional awards has expired), were 124,563 and 185,938 at prices ranging from $2.72 to $10.625, plus 7,854 and
11,971 dividend equivalent units, respectively. Expense relating to the Plan was $1,292,000 in 1997, $580,000 in 1996, and $-0- in 1995.

NOTES CONTINUED

================================================================================

6.  BUSINESS SEGMENTS
The Turbine Component Services and Repair segment (formerly Specialty Products) consists primarily of turbine component remanufacturing, precision contract machining, subassemblies, and finished parts; selective electroplating equipment, solutions and services. The Aerospace Component Manufacturing segment (formerly Forging) consists primarily of domestically produced and imported forgings principally for the aerospace industry.

   No one customer accounted for 10% or more of sales in any of the above years. Intersegment sales are accounted for at cost.

   Corporate expenses represent expenses which are not of an operating nature and therefore not allocated to business segments. Corporate assets are principally cash, cash equivalents and receivables.

   The following table summarizes certain information regarding segments of the Company's operations for the years ended
September 30, 1997, 1996 and 1995:

                                                                    ($000 omitted)
                                                      1997         1996             1995
                                                 -----------------------------------------
Net sales, inc. intersegment sales:
   Turbine Component
      Services and Repair                        $  69,259       $  58,692       $  47,370
   Aerospace Component Manufacturing                39,628          27,121          21,345
   Intersegment sales                                  (97)           (393)           (581)
                                                 ---------       ---------       ---------
                                                 $ 108,790       $  85,420       $  68,134
                                                 =========       =========       =========
Income from operations
   before  corporate expenses
   and  interest expense:
   Turbine Component
     Services and Repair                         $   8,999       $   5,933       $   3,603
   Aerospace Component Manufacturing                 3,539           1,666           2,090
                                                 ---------       ---------       ---------
                                                    12,538           7,599           5,693
Corporate expenses                                  (2,406)         (1,884)         (1,689)
Interest expense, net                               (1,009)         (1,021)           (937)
                                                 ---------       ---------       ---------
Income before income taxes                       $   9,123       $   4,694       $   3,067
                                                 =========       =========       =========

Depreciation and
   amortization expense:
   Turbine Component
      Services and Repair                        $   3,225       $   2,947       $   2,805
   Aerospace Component Manufacturing                   456             619             611
                                                 ---------       ---------       ---------
                                                 $   3,681       $   3,566       $   3,416
                                                 =========       =========       =========
Capital expenditures:
   Turbine Component
      Services and Repair                        $   5,944       $   2,733       $   4,353
   Aerospace Component Manufacturing                   669             655             537
                                                 ---------       ---------       ---------
                                                 $   6,613       $   3,388       $   4,890
                                                 =========       =========       =========

Identifiable assets
   Turbine Component
      Services and Repair                        $  52,960       $  51,087       $  47,355
   Aerospace Component Manufacturing                18,246          14,309          11,315
   Corporate                                         3,238           2,574           2,012
                                                 ---------       ---------       ---------
                                                 $  74,444       $  67,970       $  60,682
                                                 =========       =========       =========

Foreign operations
   Net sales                                     $  37,675       $  27,522       $  21,793
   Operating profit                                  5,826           2,584           2,402
   Identifiable assets                              29,111          24,116          23,723

================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
                             SIFCO INDUSTRIES, INC.

         We have audited the accompanying consolidated balance sheets of SIFCO INDUSTRIES, INC. (an Ohio corporation) AND SUBSIDIARIES as of September 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SIFCO Industries, Inc. and Subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP
                                                                Cleveland, Ohio,
                                                               October 28, 1997.