Form 10-K, Exhibit 13
period 1998-09-30
SIFCO INDUSTRIES INC
filed 1998-12-22
CIK 90168

                                                                      EXHIBIT 13



FINANCIAL HIGHLIGHTS OF 1998


Years Ended September 30                     1998             1997             1996              1995             1994
------------------------------------------------------------------------------------------------------------------------

Net sales                                 $ 123,175         $ 108,790         $85,420          $ 68,134         $ 61,429
Operating income                             11,609             9,123           4,694(*)          3,067               24
Net gain on disposal of investments              --                --              --                --              246
Income tax (provision) benefit               (2,324)           (2,047)            914              (255)            (215)
Net income                                    9,285             7,076           5,608             2,812               55
Net income per share (basic)                   1.80              1.38            1.10               .55              .01
Net income per share (diluted)                 1.78              1.36            1.09               .55              .01
Cash dividends per share                        .20               .15             .10                --               --
Shareholders' equity                         49,890            40,568          35,957            30,805           27,270
Shareholders' equity per
   share at year end                           9.65              7.86            7.01              6.05             5.39
Return on beginning
   shareholders' equity                        22.9%             19.7%           18.2%             10.3%             0.2%
Long-term debt                               16,500            11,716          10,575            10,875            6,975
Long-term debt to equity percent               33.1%             28.9%           29.4%             35.3%            25.6%
Working capital                              30,252            24,520          20,860            16,671            9,675
Current ratio                                   2.4               2.3             2.2               2.2              1.6
Net property, plant and equipment            32,582            24,714          23,200            23,460           21,476
Total assets                                 90,884            74,444          67,970            60,682           55,784
Shares outstanding
   at year end                                5,170             5,160           5,127             5,092            5,062
Stock price range (high-low)          27-1/8-11-5/8      21-1/4-9-5/8    10-1/4-3-3/4    5-9/16-2-15/16     4-3/4-2-9/16

 (*)Includes reversal of restructuring charge to income of $1,512

   Dollars in thousands, except per share amounts

MANAGEMENT'S DISCUSSION AND ANALYSIS OF BUSINESS
================================================================================

              OPERATIONS 1996-1998

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

================================================================================

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

1998 In 1998 net sales increased 13% to a record $123.2 million from $108.8 million in 1997. Income before income taxes rose to $11.6 million from $9.1 million, an increase of 27% over last year. Net income per diluted share was $1.78 versus $1.36 in 1997.

              Turbine Component Services and Repair sales rose to $80.0 million from $69.3 million last year, or 15%. Income from operations before corporate and interest expense rose to $10.0 million from $9.0 million, or 11%. Margins in 1998 were negatively impacted as compared to 1997 by the mix of engine repairs performed.

              Aerospace Component Manufacturing sales increased 9% to $43.3 million from $39.6 million in 1997. Income from operations before corporate and interest expense rose to $5.0 million from $3.5 million, an increase of 43%. The segment benefited from a $.3 million LIFO reserve reversal in 1998 compared to a charge of $.4 million in 1997.

              The Company's total new orders for fiscal 1998 increased to $120.7 million from $112.4 million in 1997. The following is a breakout by business segment: Turbine Component Services and Repair, $77.8 million and $69.0 million, respectively; and Aerospace Component Manufacturing, $42.9 million and $43.4 million, respectively.

              The Company's backlog as of September 30, 1998 and 1997 was $41.3 million and $44.9 million, respectively. Approximately 4% of 1998's backlog is on hold and 8% is scheduled for delivery beyond fiscal 1999. The following is a breakout by business segment:
              Turbine Component Services and Repair, $7.7 million and $11.6 million, respectively; and Aerospace Component Manufacturing, $33.6 million and $33.3 million, respectively.

YEAR          Based on the assessment efforts to date, the Company does not
2000          believe that the Year 2000 issue will have a material adverse
ISSUE         effect on its financial condition or results of operations. The
              Company anticipates that it will remediate its Year 2000 risks and be able to conduct normal operations without having to establish a Year 2000 contingency plan. The Company estimates its cost to be compliant at approximately $100,000, excluding the cost of Company information technology employees.

              However, the Year 2000 problem is unique and the Company's Year 2000 program is based on various assumptions and expectations that cannot be assured. The cost estimate does not include costs associated with addressing and resolving issues as a result of the failure of third parties to become Year 2000 compliant. It would be impractical for the Company to address all potential Year 2000 problems of Third Parties that, if uncorrected, could have a material adverse impact on the Company's business.

FINANCIAL     The Company's long-term debt as a percentage to equity at the end
POSITION      of the year was 33.1% compared to 28.9% in 1997. As of September
              30, 1998 the Company had $1.1 million outstanding against its $5 million revolving credit agreement which expires March 31, 2001.
              The Company feels it has adequate credit availability to meet its requirements in the coming year.

CONSOLIDATED STATEMENTS OF INCOME
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted except for per share data)
================================================================================

----------------------------------------------------------------------------------------------------------
                                                            1998               1997              1996
----------------------------------------------------------------------------------------------------------

NET SALES                                                 $123,175           $108,790           $85,420
COSTS AND EXPENSES:
    Cost of goods sold (Note 1)                             97,587             85,049            67,714
    Selling, general and administrative expenses            13,240             14,224            12,335
    Interest income                                           (220)              (132)             (120)
    Interest expense                                         1,305              1,141             1,141
    Other (income) expense, net (Note 1)                      (346)              (615)             (344)
                                                          --------           --------           -------

                                                           111,566             99,667            80,726
                                                          --------           --------           -------

INCOME BEFORE INCOME TAXES                                  11,609              9,123             4,694
INCOME TAX (PROVISION) BENEFIT (NOTE 3)                     (2,324)            (2,047)              914
                                                          --------           --------           -------

NET INCOME                                                   9,285           $  7,076           $ 5,608
                                                          ========           ========           =======

NET INCOME PER SHARE (BASIC)                              $   1.80           $   1.38           $  1.10
NET INCOME PER SHARE (DILUTED)                            $   1.78           $   1.36           $  1.09

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
September 30
($000 omitted except for per share data)
================================================================================

------------------------------------------------------------------------------------------------------------------
                                                                                           1998             1997
------------------------------------------------------------------------------------------------------------------

                                 ASSETS
CURRENT  ASSETS:
    Cash and cash equivalents                                                             $ 3,503          $ 2,998
    Receivables, less allowance for doubtful accounts
      of $774 in 1998 and $829 in 1997                                                     20,073           20,516
    Inventories (Note 1)                                                                   27,639           19,846
    Prepaid expenses and other current assets                                                 552              689
                                                                                          -------          -------
         Total current assets                                                              51,767           44,049
                                                                                          -------          -------

PROPERTY, PLANT AND EQUIPMENT AT COST (NOTES 1 AND 2):
    Land                                                                                      855              855
    Buildings                                                                              18,627           15,251
    Machinery and equipment                                                                56,326           47,631
                                                                                          -------          -------
                                                                                           75,808           63,737
    Less accumulated depreciation and amortization                                         43,226           39,023
                                                                                          -------          -------
                                                                                           32,582           24,714
                                                                                          -------          -------
OTHER ASSETS:
    Funds held by trustee for capital project                                                 922               --
    Goodwill, net of amortization (Note 1)                                                  3,748            3,864
    Deferred charges and other (Note 1)                                                     1,865            1,817
                                                                                          -------          -------
                                                                                            6,535            5,681
                                                                                          -------          -------
                                                                                          $90,884          $74,444
                                                                                          =======          =======

               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

     Current maturities of long-term debt (Note 2)                                        $ 1,400          $ 1,256
     Accounts payable                                                                      12,192           10,497
     Accrued salaries and wages                                                             1,456            1,279
     Accrued workers' compensation                                                            801              594
     Other accrued expenses                                                                 5,098            5,675
     Accrued income taxes (Note 3)                                                            568              228
                                                                                          -------          -------
         Total current liabilities                                                         21,515           19,529
                                                                                          -------          -------

LONG-TERM DEBT, NET OF CURRENT MATURITIES (NOTE 2)                                         16,500           11,716
                                                                                          -------          -------

OTHER LONG-TERM LIABILITIES (NOTE 1)                                                        2,979            2,631
                                                                                          -------          -------

SHAREHOLDERS' EQUITY (NOTE 2):
     Serial preferred shares, no par value, authorized 1,000,000
           shares in 1998 and 1997                                                             --               --
     Common shares, par value $1 per share, authorized 10,000,000 shares, issued
           and outstanding 5,170,384 shares in 1998 and 5,159,708 shares in 1997            5,170            5,160
     Capital in excess of par value                                                         6,198            6,101
     Earnings retained for use in the business                                             38,522           29,307
                                                                                          -------          -------
         Total shareholders' equity                                                        49,890           40,568
                                                                                          -------          -------
                                                                                          $90,884          $74,444
                                                                                          =======          =======

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted)
================================================================================

------------------------------------------------------------------------------------------------------------------
                                                                       1998               1997               1996
------------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED FOR)
    OPERATING ACTIVITIES:
    Net income                                                       $  9,285           $  7,076           $ 5,608
    Adjustments to reconcile net
      income to net cash provided
      by (used for) operating activities:
    Depreciation and amortization                                       4,055              3,681             3,566
    Loss on disposal of property, plant and equipment                      21                370                90
    Deferred income taxes                                                (152)              (482)           (1,177)
                                                                     --------           --------           -------

                                                                       13,209             10,645             8,087

NET CASH PROVIDED BY (USED FOR) CHANGES
    IN OPERATING ASSETS AND LIABILITIES:
    Receivables                                                           443             (2,587)           (2,808)
    Inventories                                                        (7,793)            (2,057)           (4,504)
    Accrued or refundable income taxes                                    340                421              (220)
    Prepaid expenses and other current assets                             137                (62)              (82)
    Accounts payable                                                    1,695              1,095             2,738
    Accrued salaries and wages                                            177                305               316
    Other accrued expenses                                               (370)             1,337               319
                                                                     --------           --------           -------
                                                                       (5,371)            (1,548)           (4,241)
                                                                     --------           --------           -------
       Net cash provided by (used for) operating activities             7,838              9,097             3,846

NET CASH PROVIDED BY (USED FOR)
    INVESTING ACTIVITIES:
    Purchase of property, plant and equipment                         (11,313)            (6,613)           (3,388)
    Decrease (increase) in funds held by
      trustee for capital project                                        (922)                --               472
    Other                                                                (462)            (1,513)             (169)
                                                                     --------           --------           -------
       Net cash provided by (used for) investing activities           (12,697)            (8,126)           (3,085)
                                                                     --------           --------           -------

NET CASH PROVIDED BY (USED FOR)
    FINANCING ACTIVITIES:
    Proceeds from additional borrowings                                16,300              6,000             2,200
    Repayment of borrowings                                           (11,372)            (6,103)           (2,300)
    Grants received from Irish government agency                          436                 --                --
                                                                     --------           --------           -------

       Net cash provided by (used for) financing activities             5,364               (103)             (100)
                                                                     --------           --------           -------

Increase (decrease) in cash and cash equivalents                          505                868               661
Cash and cash equivalents, beginning of year                            2,998              2,130             1,469
Cash and cash equivalents, end of year                               $  3,503           $  2,998           $ 2,130
                                                                     ========           ========           =======

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
For the years ended September 30
($000 omitted except for per share data)
================================================================================

                                                                                                            Earnings
                                                                                                            Retained
                                                                        Common         Capital in            for Use
                                                                        Shares          Excess of             in the
                                                                  $1 Par Value          Par Value           Business
---------------------------------------------------------------------------------------------------------------------
   BALANCE - September 30, 1995                                       $5,092            $ 5,873             $ 19,840
     Net income                                                           --                 --                5,608
     Shares issued to Employees' Thrift Plan                               7                 30                   --
     Shares issued to vendors as payment for services                     11                 29                   --
     Stock options exercised, net of shares surrendered                   17                 46                   --
     Foreign currency translation adjustment                              --                 --                  (83)
     Dividends declared ($.10 per share)                                  --                 --                 (513)
---------------------------------------------------------------------------------------------------------------------
   BALANCE - September 30, 1996                                       $5,127            $ 5,978             $ 24,852
     Net income                                                           --                 --                7,076
     Shares issued to Employees' Thrift Plan                               4                 51                   --
     Shares issued to vendors as payment for services                      3                 29                   --
     Stock options exercised, net of shares surrendered                   26                 43                   --
     Foreign currency translation adjustment                              --                 --               (1,847)
     Dividends declared ($.15 per share)                                  --                 --                 (774)
---------------------------------------------------------------------------------------------------------------------
   BALANCE - September 30, 1997                                       $5,160            $ 6,101             $ 29,307
     Net income                                                           --                 --                9,285
     Shares issued to Employees' Thrift Plan                               3                 49                   --
     Shares issued to vendors as payment for services                      2                 53                   --
     Stock options exercised, net of shares surrendered                    5                 (5)                  --
     Foreign currency translation adjustment                              --                 --                  963
     Dividends declared ($.20 per share)                                  --                 --               (1,033)

BALANCE - September 30, 1998                                          $5,170            $ 6,198             $ 38,522

The accompanying notes are an integral part of these consolidated statements.


                     STOCK  PRICES BY QUARTERS (AMEX)
                                 (Unaudited)

                              1998               1997
    ---------------------------------------------------------
                         High     Low      High       Low
    ---------------------------------------------------------

    First Quarter        24       18-1/2   11-3/8     9-5/8
    Second Quarter       25-5/8   18-1/2   12-1/2    10
    Third Quarter        27-1/8   20-1/8   14-7/8    10-1/4
    Fourth Quarter       22-7/8   11-5/8   21-1/4    14-1/8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
September 30, 1998, 1997 and 1996
================================================================================

1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

A.  PRINCIPLES OF CONSOLIDATION:
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

B.  INVENTORY VALUATION:
Inventories are stated at the lower of cost or market and include the cost of material, labor and factory overhead.

     Inventories entering into the determination of cost of sales are summarized as follows:

                                                     ($000 omitted)
                                                 1998               1997
                                                 ----               ----
Last-in, first-out cost                        $11,376            $ 7,324
First-in, first-out or average cost             16,263             12,522
                                               -------            -------
                                               $27,639            $19,846
                                               =======            =======

     Under the average cost method of accounting, LIFO inventories would have been $4,060,000 and $4,372,000 higher than reported at September 30, 1998 and 1997, respectively. The inventories at September 30, 1998 and 1997, respectively, consisted of raw materials and supplies of $8,008,000 and $6,032,000, and finished goods and work-in-process of $19,631,000 and $13,814,000.

C.  DEPRECIATION POLICY:
For financial reporting purposes, the Company provides for depreciation of plant and equipment, principally by the straight-line method, at annual rates sufficient to amortize the cost over each asset's expected useful life. For tax purposes, the Company uses various accelerated methods and provides for the related deferred taxes. The principal rates of depreciation for financial reporting purposes are: buildings 2% to 5% and machinery and equipment 5% to 33-1/3%.

D.  GOODWILL:
Goodwill of $4,637,000, less accumulated amortization of $889,000 and $773,000 at September 30, 1998 and 1997, respectively, represents the excess of cost over the net assets of acquired companies, and is being amortized over 40 years. The Company uses an undiscounted cash flow method to periodically review the value of goodwill and other tangible assets and believes such assets are realizable.

E.  PENSIONS AND THRIFT PLANS:
The Company and its domestic subsidiaries sponsor five pension plans covering substantially all United States employees. Two of the plans are multi-employer defined contribution plans. Three of the plans are single employer defined benefit plans. The Company's funding policy for defined benefit plans is based on an actuarially determined cost method allowable under Internal Revenue Service regulations.

     The defined contribution plans are funded monthly. Pension costs charged to operations for these plans were $42,000 in 1998, $43,000 in 1997, and $32,000 in 1996.

     Net pension expense for the defined benefit plans for 1998, 1997, and 1996 consisted of the following components:

                                                   ($000 omitted)
                                       1998           1997             1996
                                       ----           ----             ----
Service cost - benefits earned
   during the year                   $   496         $   416         $   398
Interest cost on projected
   benefit obligation                    786             705             652
Actual return on plan assets          (1,931)         (1,504)         (1,042)
Net amortization and deferral          1,112             763             318
                                     -------         -------         -------
Total Expense                        $   463         $   380         $   326
                                     =======         =======         =======

     Assumptions used in accounting for the defined benefit pension plans as of September 30, 1998, 1997, and 1996 were:

Weighted average discount rate
   used for ending liabilities                  7.00%      7.50%      7.75%
Weighted average discount rate
   used for expense                             7.50%      7.75%      7.50%
Rate of increase in compensation levels         4.00%      4.00%      4.00%
Expected long-term investment rate              8.50%      8.50%      8.50%

     The following table sets forth the funded status of the defined benefit plans and the amounts shown in the Consolidated Balance Sheets as of September 30, 1998 and 1997:

                                        Plans with Assets             Plans with Accum-
                                        in Excess of                  ulated Benefit
                                        Accumulated                   Obligations in
                                        Benefit Obligations           Excess of Assets

                                                        ($000 omitted)
                                           1998         1997         1998         1997
                                           ----         ----         ----         ----
Plan assets at fair value,
   primarily listed stocks,
   funds, and bonds                    $ 11,700      $ 9,798      $ 1,130      $   961
Actuarial present value of
   the benefit obligation
   Vested                                (7,099)      (6,829)      (1,215)      (1,003)
   Non-vested                              (623)        (411)        (144)        (144)
                                       --------      -------      -------      -------
Accumulated benefit obligation           (7,722)      (7,240)      (1,359)      (1,147)
Projected effect of future
   salary increases                      (1,957)      (1,808)          --           --
                                       --------      -------      -------      -------
Total projected benefit obligation       (9,679)      (9,048)      (1,359)      (1,147)
                                       --------      -------      -------      -------
Plan assets over (under)
   projected benefit obligation           2,021          750         (229)        (186)
Unrecognized prior service cost            (156)        (167)          84           81
Unrecognized net (gain) loss             (3,307)      (1,875)         137           63
Additional liability                         --           --         (266)        (224)
Unrecognized transition
   (asset) obligation                       (99)        (135)          45           80
                                       --------      -------      -------      -------
Pension liability at end of year         (1,541)      (1,427)        (229)        (186)
                                       ========      =======      =======      =======

     The employees in Ireland are covered by a pension plan, the cost of which currently is accrued and fully funded.

NOTES CONTINUED
================================================================================

     All non-union employees of the Company and its domestic subsidiaries are eligible to participate in the Company's thrift plan. The total costs for 1998, 1997 and 1996 were $82,000, $71,000, and $60,000, respectively.

F.  NET INCOME PER SHARE:
Effective October 1, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." In accordance with SFAS No. 128, the Company's basic net income per share amounts have been computed based on the average number of common shares outstanding. Net income per share amounts include the effect of the Company's outstanding stock options under the treasury stock method. In accordance with SFAS No. 128, net income per share and weighted-average shares outstanding have been restated to conform to this statement for all periods presented. The weighted-average number of common shares and common share equivalents were as follows:

                       Basic         Diluted
                       -----         -------
       1998          5,164,114      5,228,431
       1997          5,141,497      5,183,935
       1996          5,112,287      5,124,075

G. DEFERRED CHARGES AND OTHER:
The Company has classified in Deferred Charges and Other the net unamortized cost of a 10-year non-competition agreement with the former owner of an acquired company. This amounted to $2,000,000 less accumulated amortization of $1,250,000 and $1,050,000 as of September 30, 1998 and 1997, respectively.

H. CASH FLOW:
The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

     Gross interest paid amounted to $1,200,000, $1,272,000, and $1,194,000, in
1998, 1997 and 1996, respectively. Income taxes paid were $2,105,000 $1,578,000, and $35,000, in 1998, 1997 and 1996, respectively.

I.  OTHER INCOME:
Other income is comprised primarily of grant income from Irish government agencies, foreign exchange gains and losses, and royalty and fee income.

J.  OTHER LONG-TERM LIABILITIES:
The Company receives grants and subsidies from the Republic of Ireland as an incentive to invest in manufacturing facilities in that country. These grants and subsidies require that the Company maintain operations in that country for 10 years in order to qualify for the full value of the benefits received.

The Company's liability for the unearned portion of these items amounted to $2,412,000 and $2,227,000 at September 30, 1998 and 1997, respectively, and is included in other long-term liabilities.

K.  MANAGEMENT ESTIMATES:
The Company prepares its financial statements in accordance with generally accepted accounting principles, which requires management to make estimates and assumptions that affect amounts reported in the financial statements for the reporting period. Actual results could differ from those estimates and assumptions. These estimates and assumptions are revised as necessary.

2.  DEBT

Long-term debt as of September 30, 1998 and 1997 consisted of:

                                                 ($000 omitted)
                                               1998           1997
                                               ----           ----
Variable Rate Industrial Development
   Revenue Improvement
   and Refunding Bonds                       $ 4,100        $ 1,900
Notes payable to bank, due in
   quarterly installments of $300,000         11,700          5,572
Note payable to bank, due
   October 31, 1999, interest
   payable quarterly, at rates based
   upon LIBOR and DIBOR                        1,000          1,000
Note payable under revolving credit
   agreement, at the base rate                 1,100          4,500
                                             -------        -------
                                              17,900         12,972
Less - current maturities                      1,400          1,256
                                             -------        -------
                                             $16,500        $11,716
                                             =======        =======

     In April 1998, the Company restructured its credit facilities. It reduced the previously existing $9 million revolving credit agreement to $5 million, which bears interest at the bank's base rate, and also replaced the $5.144 million term loan with a 10-year, $12 million term loan. The loan is repayable in quarterly payments of $0.3 million. The term loan bears interest at a fixed rate of 7.24%, subject to adjustment if certain loan covenants are not maintained.

     The average balance outstanding against the revolving credit agreement was $4.3 million, $4.8 million and $5.4 million during 1998, 1997 and 1996, respectively. The balances outstanding under the revolving credit agreement have been classified as long-term debt. A commitment fee of 1/4% is incurred on the remaining unused balance.

     In addition, the Company has a $1.15 million credit facility, which is used for an irrevocable letter of credit that secures the $1 million loan from an Irish bank due October 31, 1999. The loan has a variable interest rate based on a combination of LIBOR and DIBOR (Dublin Interbank Rates) rates.

     The Company obtained a $4.1 million, 15-year, Industrial Development bond. The proceeds of the bonds were used to refund the existing Industrial Development bond of $1.6 million and the balance of the funds are being used to expand the Turbine Component Services and Repair facility in Tampa, Florida. The interest rate is reset weekly, based on prevailing tax-exempt money market rates. The first principal payment is $200,000 and increases each year until the final payment of $355,000 in 2013. The principal payment increases by $15,000 and $5,000 in the second and third year, respectively, and by $10,000 in the following seven years. The bonds are secured by the property and equipment of the facility, and backed by an irrevocable letter of credit.

     Among other covenants, the Company is required to maintain a minimum tangible net worth (as defined) of $30.0 million, increasing by 50% of net income subsequent to September 30, 1997. Tangible net worth exceeded the required minimum by $10.8 million at September 30, 1998.

     The $1 million note payable to the bank has a variable interest rate based on a combination of both LIBOR and DIBOR (Dublin Interbank Rates) rates. The average effective rates of 1998, 1997, and 1996 were 7.0%, 6.7%, and 6.7%, respectively.

NOTES CONTINUED
================================================================================

3.  FEDERAL INCOME TAX AND OTHER

     The provision for income taxes in the accompanying Consolidated Statements of Income differs from the statutory rate as follows:

                                                         ($000 omitted)
                                             1998            1997            1996
                                             ----            ----            ----

Income before taxes                        $11,609         $ 9,123         $ 4,694
Less - State and local income taxes             57              20              --
                                           -------         -------         -------

                                           $11,552         $ 9,103         $ 4,694
                                           =======         =======         =======

Tax provision at statutory rate            $ 3,928         $ 3,095         $ 1,596
Tax effect of -
    Foreign tax rate differential           (1,569)         (1,116)           (777)
   Valuation allowance                          --              --          (1,304)
    Deductible permanent book to
      tax difference                            --              --            (511)
    Other                                      (92)             48              82
                                           -------         -------         -------
Provision (benefit) for federal and
     foreign income taxes                    2,267           2,027            (914)
Add - State and local income taxes              57              20              --
                                           -------         -------         -------
                                           $ 2,324         $ 2,047         $  (914)
                                           =======         =======         =======

The provision (benefit) for income taxes differs from amounts currently payable or refundable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for tax purposes. Income tax provision (benefit) is made up of the following components:

                                                              ($000 omitted)
                                                    1998            1997            1996
                                                    ----            ----            ----

Current federal and foreign  income taxes        $ 4,078         $ 3,686         $   263
Deferred federal  income taxes                    (1,811)         (1,659)         (1,177)
State and local income taxes                          57              20              --
                                                 -------         -------         -------
                                                 $ 2,324         $ 2,047         $  (914)
                                                 =======         =======         =======

Deferred tax assets and liabilities are comprised of the following:

                                                 ($000 omitted)
                                              1998            1997
                                              ----            ----
Deferred tax assets:
    Employee benefits                       $1,545          $1,460
    Doubtful accounts                          106             153
    Inventory and property reserves            392             355
    Investment valuation reserve               511             511
    Foreign taxes credits                      161             161
    Other                                      440             257
                                            ------          ------
                                             3,155           2,897
Deferred tax liabilities:
    Depreciation                             1,044             950
    Personal property taxes                    139             127
                                            ------          ------
                                             1,183           1,077
                                            ------          ------
Deferred tax assets less liabilities         1,972           1,820
Valuation allowance                           (161)           (161)
                                            ------          ------
Net deferred tax assets                     $1,811          $1,659
                                            ======          ======

     Cumulative undistributed earnings of foreign subsidiaries for which no U.S. federal deferred income tax liabilities have been recorded were approximately $25,557,000 at September 30, 1998.

4. SUMMARIZED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

                                                 ($000 omitted)
                                               1998 Quarter Ended

                           Dec 31     March 31      June 30      Sept 30         Total
Net Sales                 $29,898      $30,949      $31,957      $30,371      $123,175
Cost of Sales              23,212       24,681       25,434       24,260        97,587
Net Income                  2,427        2,369        2,136        2,353         9,285
Net Income Per Share
  Basic                   $   .47      $   .46      $   .41      $   .46      $   1.80
  Diluted                 $   .47      $   .45      $   .41      $   .45      $   1.78


                                                 ($000 omitted)
                                               1997 Quarter Ended

                           Dec 31     March 31      June 30      Sept 30         Total

Net Sales                 $23,761      $27,122      $29,999      $27,908      $108,790
Cost of Sales              18,909       21,757       23,260       21,123        85,049
Net Income                  1,098        1,426        2,009        2,543         7,076
Net Income Per Share
  Basic                   $   .21      $   .28      $   .39      $   .50      $   1.38
  Diluted                 $   .21      $   .28      $   .38      $   .49      $   1.36

5.   STOCK OPTIONS

Under the 1995 Stock Option Plan, 200,000 shares are reserved for incentive stock option grants to key employees of the Company. Recipients of the grants may purchase common shares at not less than fair market value no later than ten years from date of the grant. 110,000 options were granted in fiscal 1996 at a price of $4.25 and 10,000 options were granted in fiscal 1998 at a price of $20.38. All remained outstanding at September 30, 1998.

     35,000 options issued under previous stock option plans (for which authority to issue additional grants has expired) at prices ranging from $3.75 to $8.08 remained outstanding at September 30, 1998. During 1998 and 1997, 6,750 and 40,500 options were exercised at an aggregate price of approximately $42,000 and $236,000, respectively.

     In 1997, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Black-Scholes option pricing model was used to determine that the pro forma impact of compensation expense from incentive stock options granted was immaterial.

NOTES CONTINUED
================================================================================

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

     As of September 30, 1998 and 1997, award units outstanding under the Phantom Stock Plan, which includes awards still outstanding under two previous versions of the Plan (for which authority to make additional awards has expired), were 124,063 and 124,563 at prices ranging from $3.55 to $20.31, plus 8,103 and 7,854 dividend equivalent units, respectively. Expense (income) relating to the Plan was ($288,000) in 1998, $1,292,000 in 1997, and $580,000 in
1996.

6. BUSINESS SEGMENTS

The Turbine Component Services and Repair segment consists primarily of turbine component remanufacturing, precision contract machining, subassemblies, and finished parts; selective electroplating equipment, solutions and services. The Aerospace Component Manufacturing segment consists primarily of domestically produced and imported forgings principally for the aerospace industry.

     One customer in 1998, an aircraft engine manufacturer, accounted for approximately 11% of sales. No one customer accounted for 10% or more of sales in 1997 and 1996. Intersegment sales are accounted for at cost.

     Corporate expenses represent expenses which are not of an operating nature and therefore not allocated to business segments. Corporate assets are principally cash, cash equivalents and receivables.

     The following table summarizes certain information regarding segments of the Company's operations for the years ended September 30, 1998, 1997 and 1996:

                                                             ($000 omitted)
                                                1998              1997             1996
                                                ----              ----             ----
Net sales, inc. intersegment sales:
  Turbine Component
     Services and Repair                    $ 80,000          $ 69,259          $58,692
  Aerospace Component Manufacturing           43,250            39,628           27,121
  Intersegment sales                             (75)              (97)            (393)
                                            --------          --------          -------
                                            $123,175          $108,790          $85,420
                                            ========          ========          =======
Income from operations
  before corporate expenses
  and interest expense:
  Turbine Component
    Services and Repair                     $  9,991          $  8,999          $ 5,933
  Aerospace Component Manufacturing            4,954             3,539            1,666
                                            --------          --------          -------
                                              14,945            12,538            7,599
Corporate expenses                            (2,251)           (2,406)          (1,884)
Interest expense, net                         (1,085)           (1,009)          (1,021)
                                            --------          --------          -------
Income before income taxes                  $ 11,609          $  9,123          $ 4,694
                                            ========          ========          =======

                                                             ($000 omitted)
                                                1998              1997             1996
                                                ----              ----             ----
Depreciation and
  amortization expense:
  Turbine Component
     Services and Repair                     $ 3,559           $ 3,225          $ 2,947
  Aerospace Component Manufacturing              496               456              619
                                             -------           -------          -------
                                             $ 4,055           $ 3,681          $ 3,566
                                             =======           =======          =======
Capital expenditures:
  Turbine Component
     Services and Repair                     $ 8,495           $ 5,944          $ 2,733
  Aerospace Component Manufacturing            2,818               669              655
                                             -------           -------          -------
                                             $11,313           $ 6,613          $ 3,388
                                             =======           =======          =======
Identifiable assets
  Turbine Component
     Services and Repair                     $64,682           $52,960          $51,087
  Aerospace Component Manufacturing           22,328            18,246           14,309
  Corporate                                    3,874             3,238            2,574
                                             -------           -------          -------
                                             $90,884           $74,444          $67,970
                                             =======           =======          =======

Foreign operations
  Net sales                                  $47,866           $37,675          $27,522
  Operating profit                             7,330             5,826            2,584
  Identifiable assets                         36,455            29,111           24,116

7. FOREIGN CURRENCY MANAGEMENT

The U.S. dollar is the functional currency for substantially all of the Company's consolidated operations. For these operations, all gains and losses from currency transactions are included in income currently. For certain foreign equity investments, the functional currency is the local currency. The cumulative translation effects for equity investments using functional currencies other than the U.S. dollar are included in the earnings retained for use in the business in stockholders' equity.

     The Company uses currency forwards and options, which typically expire within one year, to hedge payments and receipts of currencies related to the purchase and sale of goods overseas. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions.

     At September 30, 1998, the Company had forward contracts to sell US$3,750,000. These contracts mature in October 1998 and are fully covered by U.S. dollar receivables at September 30, 1998.

================================================================================


SAFE HARBOR STATEMENT

This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

     Such factors include the following: (1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (2) competitive factors and competitor responses to the Company's initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (8) successful identification and conversion of computer systems to address the year 2000 issue by the Company, suppliers and vendors.


================================================================================


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                 TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
                             SIFCO INDUSTRIES, INC.

     We have audited the accompanying consolidated balance sheets of SIFCO INDUSTRIES, INC. (an Ohio corporation) AND SUBSIDIARIES as of September 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SIFCO Industries, Inc. and Subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                        ARTHUR ANDERSEN LLP
                                              Cleveland, Ohio,
                                              October 27, 1998.