Form 10-K405, Exhibit 13
period 1999-09-30
SIFCO INDUSTRIES INC
filed 1999-12-15
CIK 90168

                                                                    Exhibit 13
[LOGO]
SIFCO INDUSTRIES, INC


                                     ANNUAL

                                     REPORT

                                      1999

[LOGO]
SIFCO INDUSTRIES, INC

Corporate Headquarters
970 East 64th Street
Cleveland, Ohio  44103 -1694
Phone:    (216) 881-8600
Fax:      (216) 432-6281

SIFCO Industries, Inc., is dedicated to meeting the technical needs of the aerospace industry in the production, repair, coating, machining and marketing of jet engine and other aerospace components. SIFCO serves 90% of the world's airlines through a growing network of manufacturing service and distribution centers in the United States, Europe and the Far East. The Company is committed to the satisfaction of its customers worldwide through competitive pricing, total service, comprehensive technology and superior quality.

TABLE OF CONTENTS

Financial Highlights..............................     1

Shareholders' Letter..............................     2

Turbine Component Services & Repair...............     4

Aerospace Component Manufacturing.................     4

Management's Discussion and Analysis..............     5

Consolidated Statements of Income.................     7

Consolidated Balance Sheets.......................     8

Consolidated Statements of Cash Flows.............     9

Consolidated Statements of
  Shareholders' Equity............................     10

Notes to Consolidated
  Financial Statements............................     11

Summarized Quarterly Results......................     14

Safe Harbor Statement.............................     16

Report of Independent Public
Accountants.......................................     16

Company Directors & Officers......................     17

                         SIFCO'S REVENUE SOURCES TODAY

                                   [PICTURE]

                               TURBINE COMPONENT
                                SERVICES & REPAIR

                             "We fix parts from the
                               turbine section of
                            aerospace and land-based
                              gas turbine engines"

                                70% of 1999 Sales

                                    AEROSPACE
                                    COMPONENT
                                  MANUFACTURING

                           "We make parts for a wide
                              variety of commercial
                             and military aircraft,
                             including helicopters "

                                30% of 1999 Sales

                          FINANCIAL HIGHLIGHTS OF 1999
                          ----------------------------

Years Ended September 30                      1999             1998             1997             1996              1995
==============================================================================================================================
  Net sales                              $ 115,490        $ 123,175        $ 108,790        $  85,420         $  68,134
  Operating income                           4,105           11,609            9,123            4,694*            3,067
  Income tax (provision) benefit              (332)          (2,324)          (2,047)             914              (255)
  Net income                                 3,773            9,285            7,076            5,608             2,812
  Net income per share (basic)                 .73             1.80             1.38             1.10               .55
  Net income per share (diluted)               .72             1.78             1.36             1.09               .55
  Cash dividends per share                                      .20              .20              .15               .10

  Shareholders' equity                      50,046           49,890           40,568           35,957            30,805
  Shareholders' equity per
     share at year end                        9.64             9.65             7.86             7.01              6.05
  Return on beginning
     shareholders' equity                      7.6%            22.9%            19.7%            18.2%             10.3%
  Long-term debt                            12,985           16,500           11,716           10,575            10,875

  Long-term debt to equity percent            25.9%            33.1%            28.9%            29.4%             35.3%
  Working capital                           30,258           30,252           24,520           20,860            16,671
  Current ratio                                2.6              2.4              2.3              2.2               2.2
  Net property, plant and equipment         31,392           32,582           24,714           23,200            23,460
  Total assets                              86,461           90,884           74,444           67,970            60,682
  Shares outstanding
     at year end                             5,193            5,170            5,160            5,127             5,092
  Stock price range (high-low)              15 - 7      27 1/8 - 11 5/8   21 1/4 - 9 5/8   10 1/4 - 3 3 /4    5 9/1 - 2 15/16

  (*)Includes reversal of restructuring charge to income of $1,512

Dollars in thousands, except per share amounts

[LOGO] SIFCO
TO OUR  SHAREHOLDERS

IN FISCAL 1999, NET SALES REACHED THEIR SECOND- HIGHEST LEVEL IN SIFCO'S 86-YEAR HISTORY.

      In fiscal 1999, net sales reached their second-highest level in SIFCO's 86- year history. We are nevertheless disappointed that our financial performance was below fiscal 1998's, which admittedly was a hard act to follow. We had invested substantially in people, facilities, and equipment to increase our operating capabilities and efficiencies, improve our profit margins, and fortify our competitive position in the aerospace industry. Continual investment is necessary to cope with the cycles that have been as much a part of our industry as SIFCO itself has been since the beginning of aviation early this century. Success in this business demands skillful piloting through the industry's valleys on the way to its peaks.
     In our annual report a year ago, we tempered our excitement about fiscal 1998's record financial performance by noting that we stood "at the threshold of a challenging future." Our investments in fiscal 1998 would help maintain growth, profitability, and a good return for our shareholders, but because there was evidence that commercial aircraft manufacturing was near its cyclical peak, the softer part of our business cycle would characterize 1999. Industrywide efforts were underway to reduce cycle times and, in turn, reduce inventories. As we were implementing and refining synchronous (or "flow") manufacturing techniques to reduce our own cycle times and inventories, our priority was to prepare for the downturn and position the company to take advantage of the upturn. It is important to note that SIFCO has made diligent efforts to maintain its commitment to serve the global aerospace market. As a result of this commitment and our efforts to satisfy the needs of international customers, sales from our overseas operations were $54 million, or 47 percent of the Company's total sales, compared to $48 million, or 39 percent, last year. Our offshore facilities now account for 44 percent of our total asset base.
     Our Turbine Component Repair Group sales increased slightly, but profit margins shrank because the business mix this year contained more lower-margin replacement parts than higher-margin repair services, and operating income decreased 42 percent from the prior year. Diversification into new products has contributed nearly 50 percent to our sales growth over the past three years. Customer deferrals and stretch-outs mark the soft part of our business cycle, but also free up resources to prepare for serving the industry's demands when business firms up again.

     Delivering higher quality repairs in less time is the purpose of our investments in new repair technology and processes. Our

================================================================================

IN OUR 86 - YEAR HISTORY WE HAVE NEVER SEEN A CHALLENGE THAT WE COULD NOT MEET.

investments in fiscal 1998 gave us 25 percent more capacity during 1999. This increased our fixed costs, of course, and as business softened we could not cover these costs to the extent we wanted.
      As expected, sales slowed in our Aerospace Component Manufacturing Group. This Group is as strong as ever in its niche markets, but as in the Turbine Component Repair Group, despite long-term supply agreements with many of our major customers, deferrals, stretch-outs, and other timing issues can have a major effect on year-to-year comparisons. Some customers have been modifying their internal operations to reduce cycle times and inventories. This has delayed orders, preventing another record year. In light of positive booking trends, however, we believe the manufacturing segment of our business is approaching the bottom of its cycle and should begin to rebound in fiscal 2000.
     We focused our attention in fiscal 1999 on expanding our participation in new products and services and increasing our market share. The more we fortify our niches this way, the less affected we should be by cyclical shifts in the industry. We work hard to foster interdependence with the aerospace industry OEMs so they can rely on us as the experts in our particular field. Top-notch quality and service are the key to our prosperity. The $11 million in capital expenditures in fiscal 1998 took care of most of our capital needs for 1999 and 2000. They helped us achieve our objectives for fiscal 1999, namely, to increase market share and efficiency. Reaching those objectives, however, only partially relieves our disappointment over the cyclical obstacles to a second consecutive record year. Still, in our 86-year history we have never seen a challenge that we could not meet, so we remain committed to our long-term growth plans, with a strong balance sheet to help us weather temporarily weak business conditions. We firmly believe that our investments in new technology and facility expansions will lead to earnings improvements in fiscal 2000 as volume increases and our mix of business becomes more profitable. We are confident in our ability to convert additional business into returns for shareholders.
     We will continue to report our progress to you and appreciate your continued loyalty and support. If you have any questions or comments, please call our Cleveland headquarters at 216-881-8600, or visit our website at www.sifco.com.

Sincerely,

Charles H. Smith, Jr., Chairman of the Board

Jeffrey P. Gotschall, President & CEO

TURBINE COMPONENT SERVICES AND REPAIR GROUP (TCSR)

================================================================================

SIFCO's Turbine Component Repair Group is a world-class provider of repairs for blades, vanes, and other components in the hot sections of gas turbine engines. Repairing turbine blades and vanes demands capable personnel with sophisticated equipment incorporating the latest technology. Specialized processes such as electron beam welding, fluoride ion cleaning, laser drilling, and diffusion bonding are routine operations in the Repair Group's facilities. The continual development of new repair procedures broadens the service offering for engines already in use and for new generations of engines that will be used by more and more customers worldwide.

SIFCO's prominence in the repair industry is a result of years of hard work and the interdependence that has developed naturally between the Repair Group and OEMs. By keeping the Repair Group's knowledge and expertise on the cutting edge, the Group is a strong and cost-effective competitor and a highly valued provider of information and resources to our customers around the world.

The Repair Group increased its capacity by 25 percent in 1998 to accommodate demand and anticipate growth over the next several years. The extra capacity reduced lead times and turntimes and continues to facilitate ongoing quality improvements and product diversification. Volume did not meet expectations for 1999, but the company is well prepared for the industry's next cyclical upturn.

SIFCO's Repair Group facilities are organized around product families for improved efficiency and equipment utilization.

================================================================================

     The Turbine Component Services and Repair segment has seven plants. Three of these plants are located in Cork, Ireland, one is in Minneapolis, Minnesota and one is in Tampa, Florida. A portion of the Minneapolis plant is also the site of the Company's machining operations. The remaining two plants, which are involved in selective plating, are located in Independence, Ohio and Redditch, England. The Company also leases space for sales offices and/or its contract plating services in Norfolk, Virginia; Hartford (East Windsor), Connecticut; Los Angeles, (San Dimas), California; Tacoma, Washington; and Saint-Maur, France.

     The Aerospace Component Manufacturing segment has one plant located in Cleveland, Ohio. This facility is also the site of the Company's corporate headquarters.

================================================================================

AEROSPACE COMPONENT MANUFACTURING GROUP

================================================================================

The Aerospace Component Manufacturing Group produces forged and finished OEM components in a wide variety of alloys for the aerospace industry. Nearly all major commercial, civilian, and military aircraft (including helicopters) contain original or spare components manufactured by SIFCO. In other words, without SIFCO, it just doesn't fly.

The Manufacturing Group excels at turning difficult-to-shape materials into intricate shapes of exacting design, even in small volumes, to provide products that meet the critical specifications of aerospace customers. The Manufacturing Group has earned an unparalleled reputation for meeting quality requirements and obtaining timely approval of new developments.

Throughout fiscal 1999, the Manufacturing Group continued to implement and refine its Synchronous Manufacturing project, a major redesign and upgrade of factory processes so that all fabrication capabilities are aligned and tuned for increases in efficiency. Shorter lead times, shorter cycle times, lower inventories, and increased capacity for new orders and new products are the objective of this undertaking, which will maintain SIFCO's position in this industry.

Already, processes that used to take three months can now be completed in two weeks, with lower raw material, work-in-process and finished goods inventories. In fiscal 1999, raw material and finished goods inventories each decreased $1 million, and work-in-process inventory decreased over $2.5 million. Continuous process improvement is well suited to our manufacturing operations and we will continue to realize new levels of efficiency in fiscal 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF BUSINESS

================================================================================

           OPERATIONS  1997-1999

1997 In 1997 net sales rose to $108.8 million from $85.4 million in 1996, and was our first $100 million sales year. This represents an increase of 27% from the prior year's sales. Income before income taxes rose to $9.1 million from $4.7 million or 94% and net income per share was $1.36 compared to $1.09 in 1996.

           Net income for 1996 and the fourth quarter of 1996 were increased by unusual circumstances involving nonrecurring items which include a valuation reserve established in 1994 for deferred taxes that was reversed because of improved profitability. This reserve reversal added $.25 per share to net income. In addition, a tax benefit from the closing and consolidation of certain foreign operations to improve the Company's effectiveness in selected markets added $.10 per share to net income.

           Turbine Component Services and Repair sales rose to $69.3 million from $58.7 million in 1996 or 18%. Income from operations before corporate and interest expense rose to $9.0 million from $5.9 million or 53%. Increased activity from airline repair customers and a better product mix were the primary source of the improved operating performance.

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

1998 In 1998 net sales increased 13% to a record $123.2 million from $108.8 million in 1997. Income before income taxes rose to $11.6 million from $9.1 million, an increase of 27% over the prior year. Net income per diluted share was $1.78 versus $1.36 in 1997.

           Turbine Component Services and Repair sales rose to $80.0 million from $69.3 million in 1997, or 15%. Income from operations before corporate and interest expense rose to $10.0 million from $9.0 million, or 11%. Margins in 1998 were negatively impacted as compared to 1997 by the mix of engine repairs performed.

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

================================================================================

 1999 In 1999 net sales decreased 6.2% to $115.5 million from $123.2 million in 1998 but were still the second highest in SIFCO's 86-year history. Income before income taxes declined to $4.1 million or 65% from last year's $11.6 million. Net income per diluted share was $.72 compared to $1.78 last year.

                   Turbine Component Services and Repair sales rose slightly to a record $81.1 million from $80.0 million last year. Income from operations before corporate and interest expense declined to $5.8 million from $10.0 million last year. While sales rose overall, there was a higher mix of lower margin business and a shift of business between some facilities resulting in unabsorbed overheads that were not offset by the increase in volume at others. Repair volume for the older engine types fell off as many of the older planes powered by these engines were retired from the fleet.

                   Aerospace Component Manufacturing sales decreased approximately 21% to $34.3 million from $43.3 million last year. Income from operations before corporate and interest expense decreased to $1.2 million from $5.0 million last year. The segment benefited from a $0.3 million LIFO reversal in both 1999 and 1998. Whereas 1998 was a cyclical peak in the aircraft industry, 1999 began the cyclical decline. Boeing has slowed its build rate and has already procured the forgings for the aircraft it is building now. Almost all customers have instituted inventory reduction plans under which they order fewer parts at a time, due to reduced manufacturing cycle times. Many industry analysts feel that the current decline will be much shorter than in the past with recovery expected in the second half of 2000 and rising through 2001 for large commercial aircraft.

                   The Company's total new orders for fiscal 1999 declined to $115.4 million from $120.7 million in 1998. The following is a breakout by business segment: Turbine Component Services and Repair $82.0 million and $77.8 million, respectively; and Aerospace Component Manufacturing $33.4 million and $42.9 million, respectively.

                   The Company's backlog as of September 30, 1999 and 1998 was $39.5 million and $41.3 million, respectively. Approximately 3% of 1999's backlog is on hold and 13.2% is scheduled for delivery beyond fiscal 2000. The following is a breakout by business segment: Turbine Component Services and Repair $7.4 million and $7.7 million, respectively; and Aerospace Component Manufacturing $32.1 million and $33.6 million, respectively.

                   Based on the results of studies to date, the Company does not believe that the Year 2000 issue will have an adverse effect
  YEAR             on its financial condition or results of operations. Our
  2000             review includes: business applications which are supported by
  ISSUE            internal MIS employees, standard commercial programs on local
                   PCs, manufacturing and building equipment and a survey of major customers and vendors for compliance. The problems detected to date have been manageable and correctable. The review and any changes required will be completed before December 1999. The Company estimates its total cost to be compliant at approximately $150,000, excluding the cost of Company information technology employees.

                   The Company's Year 2000 program is based on various assumptions and expectations that cannot be assured. The cost estimate does not include costs associated with addressing and resolving issues as a result of the failure of third parties to become Year 2000 compliant. The Company's contingency plans include identification of alternate suppliers of key products and services used in manufacturing and support functions. Still, having no precedent for a Year 2000 problem, it is impractical for the Company to determine what impact, if any, would occur to the Company's business if third parties did not address their Year 2000 issues.

                   The Company's long-term debt as a percentage to equity at the
  FINANCIAL        compared to 33.1% in 1998. As of September 30, 1999 the
  POSITION         Company had  no outstanding  balance against its $6 million revolving credit agreement which expires March 31, 2001. The
                   Company feels it has adequate financing available to meet its needs through the foreseeable future.

                                        SIFCO Industries, Inc., and subsidiaries
CONSOLIDATED STATEMENTS OF INCOME       For the years ended September 30
                                        ($000 omitted except for per share data)
================================================================================

                                                        1999            1998            1997
==================================================================================================
NET SALES                                            $ 115,490       $ 123,175       $ 108,790
COSTS AND EXPENSES:
   Cost of goods sold (Note 1)                          97,772          97,587          85,049
   Selling, general and administrative expenses         12,827          13,240          14,224
   Interest income                                        (277)           (220)           (132)
   Interest expense                                      1,276           1,305           1,141
   Other (income) expense, net (Note 1)                   (213)           (346)           (615)
--------------------------------------------------------------------------------------------------
                                                       111,385         111,566          99,667
--------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                               4,105          11,609           9,123
INCOME TAX (PROVISION) BENEFIT (NOTE 3)                   (332)         (2,324)         (2,047)
--------------------------------------------------------------------------------------------------
NET INCOME                                           $   3,773       $   9,285       $   7,076
--------------------------------------------------------------------------------------------------
NET INCOME PER SHARE (BASIC)                         $     .73       $    1.80       $    1.38
NET INCOME PER SHARE (DILUTED)                       $     .72       $    1.78       $    1.36

The accompanying notes are an integral part of these consolidated statements.

                                        SIFCO Industries, Inc., and subsidiaries
CONSOLIDATED BALANCE SHEETS             September 30
                                        ($000 omitted except for per share data)
================================================================================

                                                                                       1999           1998
=============================================================================================================
                                                  ASSETS
 CURRENT  ASSETS:
    Cash and cash equivalents                                                         $  1,487       $  3,503
    Receivables, less allowance for doubtful accounts
      of  $722 in 1999 and $774 in 1998                                                 22,192         20,073
    Inventories (Note 1)                                                                23,935         27,639
    Refundable income taxes                                                                354
    Prepaid expenses and other current assets                                            1,365            552
-------------------------------------------------------------------------------------------------------------
         Total current assets                                                           49,333         51,767

 PROPERTY, PLANT AND EQUIPMENT AT COST (NOTES 1 AND 2):
    Land                                                                                   867            855
    Buildings                                                                           18,935         18,627
    Machinery and equipment                                                             57,292         56,326
-------------------------------------------------------------------------------------------------------------
                                                                                        77,094         75,808
    Less accumulated depreciation and amortization                                      45,702         43,226
-------------------------------------------------------------------------------------------------------------
                                                                                        31,392         32,582
-------------------------------------------------------------------------------------------------------------
 OTHER ASSETS:
    Funds held by trustee for capital project                                              677            922
    Goodwill, net of amortization (Note 1)                                               3,632          3,748
    Deferred charges and other (Note 1)                                                  1,427          1,865
-------------------------------------------------------------------------------------------------------------
                                                                                         5,736          6,535
-------------------------------------------------------------------------------------------------------------
                                                                                      $ 86,461       $ 90,884
-------------------------------------------------------------------------------------------------------------

               LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                                          1999           1998
=============================================================================================================
CURRENT LIABILITIES:
    Current maturities of long-term debt (Note 2)                                     $  1,415       $  1,400
    Accounts payable                                                                    11,094         12,192
    Accrued salaries and wages                                                           1,074          1,456
    Accrued workers' compensation                                                          696            801
    Other accrued expenses                                                               4,796          5,098
    Accrued income taxes (Note 3)                                                         --              568
-------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                        19,075         21,515

LONG-TERM DEBT, NET OF CURRENT MATURITIES (NOTE 2)                                      12,985         16,500
-------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES (NOTE 1)                                                     4,355          2,979
-------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (NOTE 2):
    Serial preferred shares, no par value, authorized 1,000,000 shares in 1999 and 1998 Common shares, par value $1 per share, authorized 10,000,000 shares, issued
          and outstanding 5,192,607 shares in 1999 and 5,170,384 shares in 1998          5,193          5,170
    Capital in excess of par value                                                       6,352          6,198
    Accumulated other comprehensive income (loss)                                       (2,749)             8
    Earnings retained for use in the business                                           41,250         38,514
-------------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                                    50,046         49,890
-------------------------------------------------------------------------------------------------------------
                                                                                      $ 86,461       $ 90,884
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

                                        SIFCO Industries, Inc., and subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS   For the years ended September 30
                                        ($000 omitted)
================================================================================

                                                                                     1999           1998           1997
==========================================================================================================================
NET CASH PROVIDED BY (USED FOR)
    OPERATING ACTIVITIES:
    Net income                                                                     $  3,773       $  9,285       $  7,076
    Adjustments to reconcile net
      income to net cash provided
     by (used for) operating activities:
    Depreciation and amortization                                                     4,589          4,055          3,681
    Loss on disposal of property, plant and equipment                                    71             21            370
    Deferred income taxes                                                               335           (152)          (482)
-------------------------------------------------------------------------------------------------------------------------
                                                                                      8,768         13,209         10,645

NET CASH PROVIDED BY (USED FOR) CHANGES
    IN OPERATING ASSETS AND LIABILITIES:
    Receivables                                                                      (2,119)           443         (2,587)
    Inventories                                                                       3,704         (7,793)        (2,057)
    Accrued or refundable income taxes                                                 (922)           340            421
    Prepaid expenses and other current assets                                          (813)           137            (62)
    Accounts payable                                                                 (1,098)         1,695          1,095
    Accrued salaries and wages                                                         (382)           177            305
    Accrued workers' compensation and other accrued expenses                           (407)          (370)         1,337
-------------------------------------------------------------------------------------------------------------------------
                                                                                     (2,037)        (5,371)        (1,548)
-------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used for) operating activities                           6,731          7,838          9,097

NET CASH PROVIDED BY (USED FOR)
    INVESTING ACTIVITIES:
    Purchase of property, plant and equipment                                        (4,902)       (11,313)        (6,613)
    Decrease (increase) in funds held by
     trustee for capital project                                                        245           (922)
    Other                                                                            (2,030)          (462)        (1,513)
-------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used for) investing activities                          (6,687)       (12,697)        (8,126)

NET CASH PROVIDED BY (USED FOR)
    FINANCING ACTIVITIES:
    Proceeds from additional borrowings                                                --           16,300          6,000
    Repayment of borrowings                                                          (3,500)       (11,372)        (6,103)
    Grants received from Irish government agency                                      1,440            436           --
-------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used for) financing activities                          (2,060)         5,364           (103)

Increase (decrease) in cash and cash equivalents                                     (2,016)           505            868
Cash and cash equivalents, beginning of year                                          3,503          2,998          2,130
-------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                             $  1,487       $  3,503       $  2,998
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements

                                        SIFCO Industries, Inc., and subsidiaries
CONSOLIDATED  STATEMENTS  OF            For the years ended September 30
SHAREHOLDERS'  EQUITY                   ($000 omitted except for per share data)
================================================================================

                                                                                   Accumulated     Earnings
                                                                                     Other         Retained
                                                       Common        Capital in   Comprehensive     for Use
                                                       Shares         Excess of      Income          in the     Comprehensive
                                                     $1 Par Value     Par Value      (Loss)         Business       Income
-----------------------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1996                            $  5,127      $  5,978       $    892       $ 23,960
   Net income                                               --            --             --            7,076          7,076
   Foreign currency translation adjustment                  --            --           (1,847)                       (1,847)
                                                                                                                    -------

Comprehensive income                                        --            --             --             --            5,229
                                                                                                                    -------

Shares issued to Employees' Thrift Plan                        4            51           --             --
Shares issued to vendors as payment for services               3            29           --             --
Stock options exercised, net of shares surrendered            26            43           --             --
Dividends declared ($.15 per share)                         --            --             --             (774)
------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1997                               5,160         6,101           (955)        30,262
   Net income                                               --            --             --            9,285          9,285
   Foreign currency translation adjustment                  --            --              963           --              963
                                                                                                                    -------

Comprehensive income                                        --            --             --             --           10,248
                                                                                                                    -------

Shares issued to Employees' Thrift Plan                        3            49           --             --
Shares issued to vendors as payment for services               2            53           --             --
Stock options exercised, net of shares surrendered             5            (5)          --             --
Dividends declared ($.20 per share)                         --            --             --           (1,033)
------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1998                               5,170         6,198              8         38,514
   Net income                                               --            --             --            3,773          3,773
   Foreign currency translation adjustment                  --            --           (2,757)          --           (2,757)
                                                                                                                    -------

Comprehensive income                                        --            --             --             --            1,016
                                                                                                                    -------

Shares issued to Employees' Thrift Plan                        6            51           --             --
Shares issued to vendors as payment for services               4            48           --             --
Stock options exercised, net of shares surrendered            13            55           --             --
Dividends declared ($.20 per share)                         --            --             --           (1,037)
------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1999                            $  5,193      $  6,352       $ (2,749)      $ 41,250
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

                      STOCK  PRICES BY QUARTERS (AMEX)
                                 (Unaudited)

                                   1999                1998
   ================================================================
                            High        Low        High      Low

   First Quarter          15          11 3 /8     24        18 1/2
   Second Quarter         14 7 /8      7 5 /8     25 5/8    18 1/2
   Third Quarter           9 1 /4      7 3 /16    27 1/8    20 1/8
   Fourth Quarter          9 1/8       7          22 7/8    11 5/8

                                               SIFCO Industries, Inc., and
                                               subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     September 30, 1999, 1998 and 1997
================================================================================

1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

A.  PRINCIPLES OF CONSOLIDATION:
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

B.  INVENTORY VALUATION:
Inventories are stated at the lower of cost or market and include the cost of material, labor and factory overhead.
  Inventories entering into the determination of cost of sales are summarized as follows:
                                              ($000 omitted)
                                            1999         1998
===================================================================
Last-in, first-out cost                  $ 7,077      $11,376
First-in, first-out or average cost       16,858       16,263
-------------------------------------------------------------------
                                         $23,935      $27,639
-------------------------------------------------------------------

  Under the average cost method of accounting, LIFO inventories would have been $3,789,000 and $4,060,000 higher than reported at September 30, 1999 and 1998, respectively. The inventories at September 30, 1999 and 1998, respectively, consisted of raw materials and supplies of $6,780,000 and $8,008,000, and finished goods and work-in-process of $17,155,000 and $19,631,000.

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

D.  GOODWILL:
Goodwill of $4,637,000, less accumulated amortization of $1,005,000 and $889,000 at September 30, 1999 and 1998, respectively, represents the excess of cost over the net assets of acquired companies, and is being amortized over 40 years. The Company uses an undiscounted cash flow method to periodically review the value of goodwill and other tangible assets and believes such assets are realizable.

E.  PENSIONS AND THRIFT PLANS:
The Company and its subsidiaries sponsor defined benefit pension plans covering most of its employees. The Company also contributes to two multi-employer defined contribution plans for certain union employees. The Company's funding policy for domestic defined benefit plans is based on an actuarially determined cost method allowable under Internal Revenue Service regulations. Foreign plans are funded in accordance with the requirements of regulatory bodies governing the plan.
At September 30, 1999, the Company adopted SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits,"which standardizes the disclosure requirements for pensions and other postretirement benefits. This statement does not change the measurement or recognition of these plans.
  Net pension expense for the defined benefit plans for 1999, 1998, and 1997 consisted of the following components:

                                                              ($000 omitted)
                                                  1999            1998          1997
========================================================================================
Service cost                                   $   906         $   779       $   665
Interest cost                                      967             951           852
Expected return on plan assets                  (1,122)           (872)
Amortization of transition
  (asset) obligation                               (13)            (13)          (13)
Amortization of prior service cost                  (2)             (2)           (2)
Amortization of net loss (gain)                    (79)            (39)          (26)
----------------------------------------------------------------------------------------
Net pension cost of defined benefit plans          657             666           604
Defined contribution plans                          43              42            43
----------------------------------------------------------------------------------------
Total Pension Expense                          $   700         $   708       $   647
----------------------------------------------------------------------------------------

The status of all significant defined domestic and foreign benefit plans was as follows (in thousands):

Benefit Obligations:                       1999           1998
==================================================================
Benefit obligation at
  beginning of year                    $ 14,002       $ 12,468
Service cost                                906            779
Interest cost                               967            951
Participant contributions                   183            166
Amendments for union contracts              540
Actuarial loss (gain)                      (339)          (181)
Benefits paid                              (524)          (272)
Currency translation adjustment            (289)            91
------------------------------------------------------------------
Benefit obligation at end of year      $ 15,446       $ 14,002

Plan Assets:                               1999           1998
==================================================================

Plan assets at beginning of year       $ 16,515       $ 13,649

Actual return on plan assets              1,569          2,317
Employer contributions                      333            558
Participant contributions                   183            166
Benefits paid                              (513)          (284)
Currency translation adjustment            (353)           109
------------------------------------------------------------------
Plan assets at end of year             $ 17,734       $ 16,515
==================================================================

NOTES  CONTINUED

Reconciliation of Funded Status:           1999          1998
==================================================================
Plan assets in excess of projected
  benefit obligations                   $ 2,288       $ 2,513
Unrecognized net loss (gain)             (4,443)       (3,735)
Unrecognized prior service cost             471           (71)
Unrecognized transition
  obligation (asset)                        (49)          (63)
Currency translation adjustment              14
------------------------------------------------------------------
Net amount recognized in the
  balance sheet                         $(1,719)      $(1,356)
==================================================================

The net pension liability recognized in the balance sheet was composed of (in thousands):

                                           1999          1998

Deferred charges and other              $   123       $   111
Other long-term liabilities              (1,842)       (1,541)
------------------------------------------------------------------
Net amount recognized                   $(1,719)      $(1,430)
==================================================================

Weighted-average assumptions used for defined benefit plans:

                                        1999         1998         1997
==========================================================================
Discount rate for liabilities           7.4%         6.7%         7.3%
Discount rate for expense               6.8%         7.1%         7.5%
Expected return on assets               8.1%         8.1%         8.3%
Rate of compensation increase           4.0%         3.8%         4.0%

  All nonunion employees of the Company and its domestic subsidiaries are eligible to participate in the Company's thrift plan. The total costs for 1999, 1998 and 1997 were $80,000, $82,000, and $71,000, respectively.
  The Company's Irish subsidiary sponsors a tax-advantaged profit sharing program for all of its employees, which was adopted in 1999. Employer contributions and elective employee contributions are invested in common stock of the Company without being subject to personal income taxes if held for at least three years. Employees have the option of taking a cash taxable distribution. The total cost of the plan for 1999 was $156,000.

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

                        BASIC        DILUTED
                        -----        -------
       1999          5,180,776      5,227,935
       1998          5,164,114      5,228,431
       1997          5,141,497      5,183,935

G. DEFERRED CHARGES AND OTHER:
The Company has classified in Deferred Charges and Other the net unamortized cost of a 10-year non-competition agreement with the former owner of an acquired company. This amounted to $2,000,000 less accumulated amortization of $1,450,000 and $1,250,000 as of September 30, 1999 and 1998, respectively.

H. CASH FLOW:
The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.
  Gross interest paid amounted to $1,295,000 , $1,200,000, and $1,272,000, in
1999, 1998 and 1997, respectively. Income taxes paid were $1,246,000, $2,105,000, and $1,578,000, in 1999, 1998 and 1997, respectively.

I.  OTHER INCOME:
Other income is comprised primarily of grant income from Irish government agencies, foreign exchange gains and losses, and royalty and fee income.

J.  OTHER LONG-TERM LIABILITIES:
The Company receives grants and subsidies from the Republic of Ireland as an incentive to invest in manufacturing facilities in that country. These grants and subsidies require that the Company maintain operations in that country for 10 years in order to qualify for the full value of the benefits received.
  The Company's liability for the unearned portion of these items amounted to $3,241,000 and $2,412,000 at September 30, 1999 and 1998, respectively, and is included in other long-term liabilities.

K. COMPREHENSIVE INCOME:
Effective October 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement requires the disclosure of comprehensive income, which includes net income and other comprehensive income items previously included within separate components of shareholders' equity. For the Company, this consists of foreign currency translation adjustments. Since the undistributed earnings of the Company's foreign subsidiaries are intended to be permanently reinvested, taxes have not been provided for currency translation adjustments. The adoption of SFAS No. 130 did not have a material effect on the Company's primary financial statements, but did affect the presentation of the accompanying Consolidated Statements of Shareholders' Equity.

L.  MANAGEMENT  ESTIMATES:
The Company prepares its financial statements in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported in the financial statements for the reporting period. Actual results could differ from those estimates and assumptions. These estimates and assumptions are revised as necessary.

NOTES CONTINUED
================================================================================

2.  DEBT
Long-term debt as of September 30, 1999 and 1998 consisted of:

                                  ($000 omitted)

                                           1999         1998
=================================================================
Variable Rate Industrial Development
  Revenue Improvement
  and Refunding Bonds                     $ 3,900      $ 4,100
Notes payable to bank, due in
  quarterly installments of $300,000       10,500       11,700
Note payable to bank, due
  October 31, 1999, interest
  payable quarterly, at rates based
  upon LIBOR and DIBOR                       --          1,000
Note payable under revolving credit
  agreement, at the base rate                --          1,100
-----------------------------------------------------------------
                                           14,400       17,900
Less - current maturities                   1,415        1,400
-----------------------------------------------------------------
                                          $12,985      $16,500
=================================================================

  In April 1998, the Company restructured its credit facilities. It reduced the previously existing $9 million revolving credit agreement to $6 million which is the current amount available at September 30, 1999. The revolving credit agreement bears interest at the bank's base rate, and also replaced the $5.144 million term loan with a 10-year, $12 million term loan. The term loan is repayable in quarterly payments of $0.3 million. The term loan bears interest at a fixed rate of 7.24%, subject to adjustment if certain loan covenants are not maintained.
  The average balance outstanding against the revolving credit agreement was $2.2 million, $4.3 million and $4.8 million during 1999, 1998 and 1997, respectively. The balances outstanding under the revolving credit agreement have been classified as long-term debt. A commitment fee of 1/4% is incurred on the remaining unused balance.
  In 1998, the Company obtained a $4.1 million, 15-year, Industrial Development bond. The proceeds of the bond of $1.6 million and the balance of the funds are being used to expand the Turbine Component Services and Repair facility in Tampa, Florida. The interest rate is reset weekly, based on prevailing tax-exempt money market rates. The first principal payment is $200,000 and increases each year until the final payment of $355,000 in 2013. The principal payment increases by $15,000 and $5,000 in the second and third year, respectively, and by $10,000 in the following seven years. The bonds are secured by the property and equipment of the facility, and backed by an irrevocable letter of credit.
  Among other covenants, the Company is required to maintain a minimum tangible net worth (as defined) of $30.0 million, increasing by 50% of net income subsequent to September 30, 1997. Tangible net worth exceeded the required minimum by $12.1 million at September 30, 1999.

3.  FEDERAL INCOME TAX AND OTHER

  The provision for income taxes in the accompanying Consolidated Statements of Income differs from the statutory rate as follows:

                                                      ($000 omitted)
                                             1999           1998            1997
==================================================================================
Income before income taxes               $  4,105       $ 11,609        $  9,123
Less - State and local income taxes             6             57              20
----------------------------------------------------------------------------------
                                         $  4,099       $ 11,552        $  9,103
==================================================================================
Tax provision at statutory rate          $  1,393       $  3,928        $  3,095
Tax effect of -
   Foreign tax rate differential             (975)        (1,569)
   Other                                      (92)           (92)             48
----------------------------------------------------------------------------------
Provision for federal and
     foreign income taxes                     326          2,267           2,027
Add - State and local income taxes              6             57              20
----------------------------------------------------------------------------------
                                         $    332       $  2,324        $  2,047
==================================================================================

The provision for income taxes differs from amounts currently payable or refundable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for tax purposes. Income tax provision is made up of the following components:

                                                       ($000 omitted)
                                             1999           1998            1997
==================================================================================
Current federal and foreign
   income taxes                          $     (9)      $  2,419        $  2,509
Deferred federal  income taxes                335           (152)           (482)
State and local income taxes                    6             57              20
----------------------------------------------------------------------------------
                                         $    332       $  2,324        $  2,047
==================================================================================

Deferred tax assets and liabilities are comprised of the following:

                                             ($000 omitted)
                                           1999          1998
==================================================================
Deferred tax assets:
   Employee benefits                      $ 1,531       $ 1,545
   Doubtful accounts                          180           106
   Inventory and property reserves            324           392
   Investment valuation reserve               511           511
   Foreign taxes credits                      161           161
   Other                                      398           440
------------------------------------------------------------------
                                            3,105         3,155
Deferred tax liabilities:
   Depreciation                             1,243         1,044
   Personal property taxes                    225           139
------------------------------------------------------------------
                                            1,468         1,183
------------------------------------------------------------------
Deferred tax assets less liabilities        1,637         1,972
Valuation allowance                          (161)         (161)
------------------------------------------------------------------
Net deferred tax assets                   $ 1,476       $ 1,811
==================================================================

  Cumulative undistributed earnings of foreign subsidiaries for which no U.S. federal deferred income tax liabilities have been recorded were approximately $27,117,000 at September 30, 1999.

NOTES  CONTINUED
================================================================================

4.  SUMMARIZED QUARTERLY RESULTS
    OF OPERATIONS  (UNAUDITED):

                                                    ($000 omitted)
                                                  1999 QUARTER ENDED
                             Dec  31      March 31      June 30        Sept 30       Total

Net Sales                   $ 29,525      $ 30,281      $ 30,535      $ 25,149      $115,490
Cost of Goods Sold            25,080        25,343        25,958        21,391        97,772
Net Income                       879         1,098           908           888         3,773
Net Income Per Share
  Basic                     $    .17      $    .21      $    .18      $    .17      $    .73
  Diluted                   $    .17      $    .21      $    .17      $    .17      $    .72

                                                    ($000 omitted)
                                                  1998 Quarter Ended
                             Dec  31      March 31      June 30        Sept 30       Total

Net Sales                   $ 29,898      $ 30,949      $ 31,957      $ 30,371      $123,175
Cost of Goods Sold            23,212        24,681        25,434        24,260        97,587
Net Income                     2,427         2,369         2,136         2,353         9,285
  Net Income Per Share
  Basic                     $    .47      $    .46      $    .41      $    .46      $   1.80
  Diluted                   $    .47      $    .45      $    .41      $    .45      $   1.78

5.   STOCK OPTIONS
Under the 1995 Stock Option Plan, 200,000 shares were reserved for incentive stock options granted to key employees of the Company. Recipients of the grants may purchase common shares at not less than fair market value no later than ten years from date of the grant. As of September 30, 1999, none were available for future grant. Options also remained outstanding under previous stock option plans for which authority to issue additional grants has expired.
  Option activity relating to these plans during the last three years was as follows:

                                                          OPTIONS
====================================================================
OUTSTANDING SEPTEMBER 30, 1996 (67,250 exercisable)       185,500
  Granted                                                     -0-
  Exercised                                               (40,500)
  Expired or cancelled                                        -0-

--------------------------------------------------------------------

OUTSTANDING SEPTEMBER 30, 1997 (62,500 exercisable)       145,000
  Granted                                                  10,000
  Exercised                                                (6,750)
  Expired or cancelled                                        -0-

--------------------------------------------------------------------

OUTSTANDING SEPTEMBER 30, 1998 (83,250 exercisable)       148,250
  Granted                                                  80,000
  Exercised                                               (15,750)
  Expired or cancelled                                     (7,500)

--------------------------------------------------------------------

OUTSTANDING SEPTEMBER 30, 1999 (97,500 exercisable)       205,000
====================================================================


The following table provides additional information regarding options outstanding as of September 30, 1999:

     OPTION       OPTIONS       OPTIONS     REMAINING LIFE
EXERCISE PRICE  OUTSTANDING   EXERCISABLE   OF OPTION (YRS)
============================================================
    3.75           10,000         10,000           3.1
    4.25          100,000         75,000           6.1
    6.50           10,000         10,000           2.1
   12.88           75,000            -0-           9.1
   20.38           10,000          2,500           8.3
------------------------------------------------------------
 Total            205,000         97,500
============================================================

  During 1999 and 1998, options were exercised at an aggregate price of $99,000 and $42,000, respectively.
  During 1999, the Company adopted a Long-Term Incentive Plan. The aggregate number of stock options which may be awarded under the Plan in each fiscal year shall be 1.5% of the total outstanding shares at September 30, 1998 up to a maximum of 5% of such total outstanding shares.
  In 1997, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Black-Scholes option pricing model was used to determine that the pro forma impact of compensation expense from incentive stock options granted was immaterial for all years presented.
  The Company also has a 1994 Phantom Stock Plan. Grantees under the Plan are credited with dividend equivalent units. Upon discontinuance of participation in the Plan, the grantee is normally paid in cash, although shares may be issued at the Company's discretion. The benefit under the Plan is based upon the difference between the market price (as defined) at the date of discontinuance and the award price for vested award units, plus the market value (as defined) of dividend equivalent units.
  As of September 30, 1999 and 1998, award units outstanding under the Phantom Stock Plan, which includes awards still outstanding under two previous versions of the Plan (for which authority to make additional awards has expired), were 111,663 and 124,063 at prices ranging from $3.55 to $20.31, plus 10,122 and
8,103 dividend equivalent units, respectively. Expense (income) relating to the Plan was -0- in 1999, $(288,000) in 1998, and $1,292,000 in 1997.

NOTES  CONTINUED
================================================================================

6.  BUSINESS SEGMENTS
The Turbine Component Services and Repair segment consists primarily of turbine component remanufacturing, precision contract machining, subassemblies, and finished parts; selective electroplating equipment, solutions and services. The Aerospace Component Manufacturing segment consists primarily of domestically produced forgings and semi-finished components principally for the aerospace industry.
  No one customer accounted for 10% or more of sales in 1999 or 1997. One customer in 1998, an aircraft engine manufacturer, accounted for approximately 11% of sales. Intersegment sales are accounted for at cost.
  Corporate expenses represent expenses which are not of an operating nature and therefore not allocated to business segments. Corporate assets are principally cash, cash equivalents and receivables.
  The following table summarizes certain information regarding segments of the Company's operations for the years ended September 30, 1999, 1998 and 1997:

                                                         ($000 omitted)
                                                1999            1998            1997
=========================================================================================
Net sales, inc. intersegment sales:
  Turbine Component Services and Repair      $  81,145       $  80,000       $  69,259
  Aerospace Component Manufacturing             34,345          43,250          39,628
  Intersegment sales                                 0             (75)            (97)
-----------------------------------------------------------------------------------------
                                             $ 115,490       $ 123,175       $ 108,790
=========================================================================================

Income (loss) from operations
  before corporate expenses
  and interest expense:
  Turbine Component Services and Repair      $   5,844       $   9,991       $   8,999
  Aerospace Component Manufacturing              1,155           4,954           3,539
 -----------------------------------------------------------------------------------------

                                                 6,999          14,945          12,538
Corporate expenses                              (1,895)         (2,251)         (2,406)
Interest expense, net                             (999)         (1,085)         (1,009)
-----------------------------------------------------------------------------------------
Income before income taxes                   $   4,105       $  11,609       $   9,123
=========================================================================================

                                                         ($000 omitted)
                                                1999            1998            1997
=========================================================================================
Depreciation and amortization expense:
  Turbine Component Services and Repair      $   3,971       $   3,559       $   3,225
  Aerospace Component Manufacturing                618             496             456
-----------------------------------------------------------------------------------------
                                             $   4,589       $   4,055       $   3,681
=========================================================================================
Capital expenditures:
  Turbine Component Services and Repair      $   3,338       $   8,495       $   5,944
  Aerospace Component Manufacturing              1,564           2,818             669
-----------------------------------------------------------------------------------------
                                             $   4,902       $  11,313       $   6,613
=========================================================================================
Identifiable assets
  Turbine Component Services and Repair      $  65,011       $  64,682       $  52,960
  Aerospace Component Manufacturing             19,260          22,328          18,246
  Corporate                                      2,190           3,874           3,238
-----------------------------------------------------------------------------------------
                                             $  86,461       $  90,884       $  74,444
=========================================================================================
Foreign operations
  Net sales                                  $  53,982       $  47,866       $  37,675
  Operating profit                               4,687           7,330           5,826
  Identifiable assets                           38,444          36,455          29,111

7. FOREIGN CURRENCY MANAGEMENT
The U.S. dollar is the functional currency for substantially all of the Company's consolidated operations. For these operations, all gains and losses from currency transactions are included in income currently. For certain foreign equity investments, the functional currency is the local currency. The cumulative translation effects for equity investments using functional currencies other than the U. S.
dollar are included in the earnings retained for use in the business in stockholders' equity.
       The Company uses currency forwards and options, which typically expire within one year, to hedge payments and receipts of currencies related to the purchase and sale of goods overseas. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions.
       At September 30, 1999, the Company had forward contracts to sell US $6,000,000. These contracts mature in October 1999 and are fully covered by U.S. dollar receivables at September 30, 1999.

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
                            SIFCO INDUSTRIES, INC.

       We have audited the accompanying consolidated balance sheets of SIFCO INDUSTRIES, INC. (an Ohio corporation) AND SUBSIDIARIES as of September 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SIFCO Industries, Inc. and Subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                             ARTHUR  ANDERSEN  LLP

                                                               Cleveland, Ohio,
                                                               October 26, 1999.

================================================================================
DIRECTORS
Maurice Foley
Director, AerFi Group plc
Shannon, Ireland

George D. Gotschall
Assistant Secretary
SIFCO Industries, Inc.

Jeffrey P. Gotschall
President & Chief Executive Officer
SIFCO Industries, Inc.

Richard S. Gray
Retired President
Enterprise Development, Inc.
Cleveland, Ohio

William R. Higgins
CEO
Applied Fiber Systems
Clearwater, Florida

David V. Ragone
Partner
Ampersand Ventures
Wellesley, Massachusetts

Charles H. Smith, Jr.
Chairman of the Board
SIFCO Industries, Inc.

Hudson D. Smith
Treasurer, SIFCO Industries, Inc.
President, SIFCO Forge Group

Thomas J. Vild
Vild & Associates
Chagrin Falls, Ohio

J. Douglas Whelan
President & Chief Operating Officer
Wyman-Gordon Company
North Grafton, Massachusetts
--------------------------------------------------------------------------------

OFFICERS

Charles H. Smith, Jr.
Chairman of the Board

Jeffrey P. Gotschall
President & Chief Executive Officer

Richard A. Demetter
Vice President-Finance and Chief
Financial Officer

Timothy V. Crean
Executive Vice President

George D. Gotschall
Assistant Secretary

Hudson D. Smith
Treasurer

Mara L. Babin
Secretary & General Counsel
Partner
Squire, Sanders & Dempsey

--------------------------------------------------------------------------------

AUDITORS
Arthur Andersen LLP
200 Public Square, Suite 1800
Cleveland, Ohio 44114-2803

LEGAL COUNSEL
Squire, Sanders & Dempsey
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304

TRANSFER AGENT &
REGISTRAR
National City Bank
Corporate Trust Operations
P. O. Box 92301
Cleveland, Ohio 44193-0900
Phone: 1-800-622-6757

DIVIDEND  REINVESTMENT
SIFCO Industries maintains a dividend reinvestment program that enables shareholders topurchase additional shares of SIFCO stock without fees or service charges. To participate in this program, or for answers to any questions on your dividend investment account, contact the SIFCO corporate office.

FORM 10-K REQUESTS
A copy of the Company's current form 10-K annual report as filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to the corporate secretary.

ANNUAL  MEETING
The annual meeting of shareholders of SIFCO Industries, Inc. will be held at the National City Bank, East Ninth Street and Euclid Avenue, Cleveland, Ohio, at 10:30 AM on January 25, 2000.

LISTING
SIFCO's common stock is listed on the American Stock Exchange, symbol SIF.

[LOGO]
SIFCO
INDUSTRIES, INC.

970 East 64th Street, Cleveland, Ohio 44103-1694
Phone: (216) 881-8600 Fax: (216) 432-6281
or visit our home page:  www.sifco.com