Form 10-K405, Exhibit 13
period 2000-09-30
SIFCO INDUSTRIES INC
filed 2000-12-22
CIK 90168

["S" GRAPHIC/LOGO]

Backed by over 88 years of industrial experience, the diamond "S" trademark can be found on critical aircraft components manufactured throughout this century. It can still be found on parts such as landing gears of the classic Vought F4U Corsair and the latest generation 737-800 manufactured by Boeing.

[SIFCO GRAPHIC/LOGO]

In 1993, a new corporate logo was designed by SIFCO employees to promote greater unity in our marketing identity and to illustrate the significant growth in SIFCO's business from manufacturing to turbine component services and repair. SIFCO engineers describe it as depicting an airfoil cross-section, while the more poetic among us claim it symbolizes man's flight from earthly bounds. While we admit that the interpretation of any abstraction can be open to debate, our graphic was selected to represent the technical as well as the personal points of view, and embodies our pride in a company firmly rooted in tradition and poised for future growth. It serves as the hallmark of SIFCO's commitment to customers -- a commitment that promises the best-engineered manufactured products and the most personal and timely service available anywhere worldwide.


TABLE OF CONTENTS

Financial Highlights ..........................         1

Letter to Our Shareholders ....................         2

Management's Discussion and Analysis
of Business ...................................         4

Consolidated Statements of Income .............         6

Consolidated Balance Sheets ...................         7

Consolidated Statements of Cash Flows .........         8

Consolidated Statements of
Shareholders' Equity ..........................         9

Notes to Consolidated
Financial Statements ..........................        10

Safe Harbor Statement .........................        15

Report of Independent Public Accountants.......        15

Shareholder Information .......................        16


                        STOCK PRICES BY QUARTERS (AMEX)
                                   (UNAUDITED)

                                   2000                         1999
--------------------------------------------------------------------------------
                           HIGH           LOW           High            Low
First Quarter           $ 7 11/16      $ 6 9/16        $ 15            $ 11 3/8
Second Quarter            7 1/4          5 5/8           14 7/8           7 5/8
Third Quarter             7 1/4          5 5/8            9 1/4           7 3/16
Fourth Quarter            7 5/8          5 1/8            9 1/8           7

[SIFCO GRAPHIC/LOGO]
-------------------------------------------------------------------------------

   SIFCO Industries, Inc., is dedicated to meeting the technical needs of the aerospace industry in the production, repair, coating, machining and marketing of jet engine and other aerospace components. SIFCO serves the world's airlines through a network of manufacturing and service centers in the United States and abroad. The Company is committed to the satisfaction of its customers worldwide through competitive pricing, total service, comprehensive
                        technology and superior quality.

           The Company's operations consist of two business segments:

       TURBINE COMPONENT                                              AEROSPACE
      SERVICES AND REPAIR                                             COMPONENT
                                                                    MANUFACTURING
 "WE FIX PARTS FROM THE TURBINE
SECTION OF AEROSPACE AND LAND-BASED                     "WE MAKE PARTS FOR A WIDE VARIETY OF
      GAS TURBINE ENGINES."                               COMMERCIAL AND MILITARY AIRCRAFT,
       67% OF 2000 SALES                                        INCLUDING HELICOPTERS."
                                                                   33% OF 2000 SALES

                              FINANCIAL HIGHLIGHTS

Years Ended September 30                           2000           1999            1998            1997               1996
(Amounts in thousands, except per share data)
----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA
Net sales                                      $ 106,138       $ 115,490       $ 123,175       $ 108,790       $  85,420
Income before income tax provision                 2,479           4,105          11,609           9,123           4,694*
Income tax (provision) benefit                       (57)           (332)         (2,324)         (2,047)            914
Net income                                         2,422           3,773           9,285           7,076           5,608
Net income per share (basic)                         .47             .73            1.80            1.38            1.10
Net income per share (diluted)                       .47             .72            1.78            1.36            1.09
Cash dividends per share                             .20             .20             .20             .15             .10

SHARES OUTSTANDING AT YEAR END                     5,134           5,193           5,170           5,160           5,127

BALANCE SHEET DATA
Working capital                                $  28,676       $  31,924       $  32,102       $  26,235       $  22,048
Property, plant and equipment, net                29,009          31,392          32,582          24,714          23,200
Total assets                                      80,500          88,662          93,011          76,159          70,043
Long-term debt, net of current maturities         11,962          12,985          16,500          11,716          10,575
Total shareholders' equity                        45,500          50,046          49,890          40,568          35,957
Shareholders' equity per share at year end          8.86            9.64            9.65            7.86            7.01

FINANCIAL RATIOS
Return on beginning shareholders' equity             4.8%            7.6%           22.9%           19.7%           18.2%
Long-term debt to equity percent                    26.3%           25.9%           33.1%           28.9%           29.4%
Current ratio                                        2.6             2.6             2.5             2.3             2.2

STOCK PRICE RANGE (HIGH-LOW)                   $7 11/16-5 1/8      $15-7       $27 1/8-11 5/8  $21 1/4-9 5/8   $10 1/4-3 3/4

*  Includes reversal of restructuring charge to income of $1,512

[SIFCO GRAPHIC/LOGO]
TO OUR SHAREHOLDERS
-------------------------------------------------------------------------------

         Fiscal 2000 brought both disappointment and encouragement. Although the investments we have made over the past few years have not yet realized their full potential, we are pleased that our fourth quarter results show positive strides toward our objectives. While our net sales fell by 8.1% in the fiscal year, our fourth quarter sales showed an increase of 5.4%. Similar results are reflected in pre-tax income (which decreased 39.6% for the year, but increased 14.6% for the fourth quarter), net income (which decreased 35.8% for the year, but increased 8% for the fourth quarter), and earnings per diluted share (which decreased from $.72 to $.47 for the year, but increased from $.17 to $.19 for the fourth quarter). Most promising is our 7.8% growth in backlog for the year, which suggests a much more favorable market environment for SIFCO's products and services.

         The annual revenue from our largest business segment, SIFCO's Turbine Component Services and Repair Group, was down 12.3% from 1999. The sales growth that we anticipated in 1998 when we expanded our facilities in Ireland and Tampa did not yet materialize. Repair volume for the older engine types fell off as many of the older planes powered by these engines were retired from the fleet. The reduction in Repair Group revenue for the year can be related principally to the decline in the demand for JT8D and JT9D engine overhaul, which is attributable to the retirement or reduced utilization of older model aircraft, such as the 737-100/200, the 747-100/200, the 727, and the DC-9. This trend is expected to continue.

         We recognize that the JT8D and JT9D market is mature; however, newer models of these engines will continue to require repairs in the future. The balance of the shortfall in revenue can be linked to reduced volume of CFM56 and RB211 engine overhaul repairs, a reduction in the sales volume of replacement parts, and the continued encroachment of the engine manufacturers into the repair marketplace. For fiscal 2000, reduced sales volumes of both repair services and replacement parts correspondingly reduced the Repair Group's operating income. The margin on replacement-part sales decreased in fiscal 2000 while the further weakening of the euro improved the Repair Group's margin on its sales of repair services. The Repair Group is responding to these changes by tailoring resources to throughput and accelerating its introduction of products and services for the newer engine types, such as PW4000, Trent, AE3007 and BR700. The Repair Group continues to access new markets for its technology applications. Further, the Repair Group continues to explore opportunities in the field of repairing land-based, industrial gas turbines utilized in the generation of electric power.

         The Aerospace Component Manufacturing Group's net sales increased 1.8% in fiscal 2000, but the rise in build rates for regional and business jets drove fourth-quarter revenues up 30.5% from their prior-year level. The ACM Group is a major supplier of components for the Rolls-Royce AE3007 engines used on the popular Embraer 135 and 145 regional jets. If not for the decline in raw material costs, which were

-------------------------------------------------------------------------------

passed on to customers through reduced selling prices, fiscal 2000 sales would have increased 4.9% on the same number of units. Through its e-commerce activity, the ACM Group was able to add another major aerospace customer to its list of world-class customers, and it received new orders for over 100 components that it had not previously manufactured. While the cost for the construction of tooling and related expenditures for these new components impacted fiscal 2000, the expected revenues from the sales of these components should benefit future years.

         Despite lower net sales and net income for the year, we continued to strengthen our balance sheet. Total debt decreased to $13.4 million from $14.4 million, while cash and cash equivalents increased to $4.7 million from $2.0 million. Total shareholders' equity declined $4.5 million, net of $2.4 million of net income. This decline is primarily due to a $5.6 million foreign currency translation adjustment as we reduced the reported carrying value of our assets in Ireland to reflect the declining value of the euro relative to the U.S. dollar and $1.0 million of dividends. Our current ratio remained strong at 2.6, and we feel we have the necessary resources to meet marketplace challenges.

         On a personal note, an expression of gratitude must be extended to Richard Demetter, who retired this past year after 23 years of service with the Company. His thoroughness guided us through many business cycles during his tenure. Our new Vice President and Chief Financial Officer is Frank Cappello, who assumed that role in February 2000. We are very pleased to have Frank on our team as we face the business challenges of the aerospace industry.

         As we focus on fiscal 2001, we are encouraged by the stronger outlook for the aerospace industry. We are confident that our investments will improve our financial results as the markets we serve continue to evolve and that our strong balance sheet and commitment to growth will provide positive returns for our shareholders.

         We thank you for your continued loyalty and support.

         Sincerely,

         /s/ Charles H. Smith, Jr.        /s/ Jeffery P. Gotschall

         Chairman of the Board            President and Chief Executive Officer

MANAGEMENTS DISCUSSION AND ANALYSIS OF BUSINESS
-------------------------------------------------------------------------------
RESULTS OF OPERATIONS

FISCAL YEAR 1999 COMPARED WITH FISCAL YEAR 1998

In 1999 net sales decreased 6.2% to $115.5 million from $123.2 million in 1998 but were still the second highest in the Company's 86-year history. Income before income taxes declined to $4.1 million or 65% from $11.6 million in 1998. Net income per diluted share was $.72 compared to $1.78 in 1998.

Turbine Component Services and Repair sales rose slightly to a record $81.1 million from $80.0 million in 1998. Operating income declined to $5.7 million from $9.6 million in 1998. While sales rose overall, there was a higher mix of lower margin business and a shift of business between some facilities resulting in unabsorbed overheads that were not offset by the increase in volume at other facilities. Repair volume for the older engine types fell off as many of the older planes powered by these engines were retired from the fleet.

Aerospace Component Manufacturing sales decreased approximately 21% to $34.3 million from $43.3 million in 1998. Operating income decreased to $1.1 million from $5.0 million in 1998. The segment benefited from a $0.3 million LIFO reversal in both 1999 and 1998. Whereas 1998 was a cyclical peak in the aircraft industry, 1999 began the cyclical decline. Boeing slowed its build rate and already procured the forgings for the aircraft it was building. Almost all customers instituted inventory reduction plans under which they order fewer parts at a time, due to reduced manufacturing cycle times. Many industry analysts feel that the decline will be much shorter than in the past with recovery expected in the second half of 2000 and rising through 2001 for large commercial aircraft.

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

FISCAL YEAR 2000 COMPARED WITH FISCAL YEAR 1999

In 2000, net sales decreased 8.1% to $106.1 million from $115.5 million in 1999. Net income per diluted share was $.47 compared to $.72 in 1999.

TURBINE COMPONENT SERVICES AND REPAIR GROUP ("REPAIR GROUP")

The Repair Group, which accounted for 67% of the Company's business in 2000, had net sales of $71.2 million, down 12.3% from the $81.1 million level in 1999. The net sales growth that was anticipated when we expanded our repair facilities in 1998 has not materialized. The primary contributor to the decline in repair sales volume has been the reduced demand for the overhaul of older model JT8D and JT9D engines as many of the older model 737-100/200, 727, 747-100/200 and DC-9 aircraft, powered by these engines, have experienced reduced utilization or were retired from their respective fleets. Also contributing to the reduction in repair sales was the reduced volume of repairs to the CFM56 (GE/Snecma) and RB211 (Rolls-Royce) engines as a result of the further encroachment of the jet engine manufacturers into the repair marketplace. Revenues associated with the demand for replacement parts that complement the repair services provided to customers was also down in 2000 because of the reduced repair volumes in general.

Operating income in fiscal 2000 declined to $3.4 million, or 4.8% of net sales, from $5.7 million, or 7.0% of net sales, in 1999. While repair sales were down in 2000 compared to 1999, margins on such sales were up slightly as a direct result of the further weakening of the euro in relation to the U.S. dollar. The vast majority of the Repair Group's U.S. and non-U.S. sales are denominated in U.S. dollars. At the same time, over 50% of the Group's operations are located in Ireland and related costs are denominated in local currency that is tied directly to the euro. Consequently, as the euro declines, costs are favorably impacted when measured and reported in equivalent U.S. currency. A decline in the availability of used replacement parts that can be refurbished required the Repair Group to procure higher cost new OEM replacement parts. As a result, not only did the Repair Group experience a general reduction in sales volume, the Repair Group also was impacted by lower margins on replacement parts sales due to higher replacement part costs in fiscal 2000.

During 2000, selling, general and administrative and other income/expenses for the Repair Group were generally comparable to 1999.

-------------------------------------------------------------------------------

AEROSPACE COMPONENT MANUFACTURING GROUP ("ACM GROUP")

Net sales for fiscal 2000 increased 1.8% to $35.0 million, compared with $34.3 million for fiscal 1999. The sales increase is net of a reduction in selling price of $1.1 million caused by a decline in the market price of titanium during fiscal 2000 that was passed on to customers. The increase in sales is attributable to a rise in the build rates for business and regional jet aircraft during the latter part of fiscal 2000, offset in part by a reduction in the large aircraft build cycle from its peak in 1999.

The ACM Group's operating income in fiscal 2000 was $1.5 million, or 4.3% of net sales, compared with $1.1 million, or approximately 3.2% of net sales in fiscal 1999. The operating income benefited in fiscal 2000 from the decline in the market price of titanium. In addition, the Group benefited from a $0.8 million and $0.3 million LIFO reversal in fiscal 2000 and 1999, respectively. During fiscal 2000 this benefit was partially offset by an increase in tooling expenditures of $0.7 million. The increase is attributable to construction of new tooling to support new programs, as well as increases in die maintenance costs as a result of the full year impact of the Group's implementation of its Synchronous Manufacturing project in fiscal 1999. The objectives of the Synchronous Manufacturing project include shorter lead times, shorter cycle times, lower inventories and increased capacity for new orders and new products.

Selling, general and administrative expenses for fiscal 2000 declined $0.2 million to $2.0 million, compared to $2.2 million in fiscal 1999. The decline in selling, general and administrative expenses is primarily attributable to lower benefit costs.

OTHER/GENERAL

Corporate unallocated expenses of $1.9 million in both 2000 and 1999, consist of corporate salaries and benefits, legal and professional and other corporate expenses.

Net interest expense for 2000 is down 17.6% to $0.8 million from $1.0 million in 1999, primarily due to the Company's reduction of its outstanding debt obligations through the use of its operating cash flows.

The Company's backlog as of September 30, 2000 and 1999 was $42.6 million and $39.5 million, respectively. Approximately 2.8% of 2000's backlog is on hold and 6.2% is scheduled for delivery beyond fiscal 2001. The following is a breakout by business segment: Repair Group: $9.1 million and $7.4 million, respectively; and ACM Group: $33.5 million and $32.1 million, respectively.


FINANCIAL POSITION

The Company's long-term debt as a percentage to equity at the end of the year was 26.3% compared to 25.9% in 1999. As of September 30, 2000 the Company had a $0.4 million outstanding balance against its $6.0 million revolving credit agreement which expires March 31, 2002. The Company feels it has adequate financing available to meet its liquidity needs through the foreseeable future.

                                   SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME  Years ended September 30
                                   (Amounts in thousands, except per share data)
--------------------------------------------------------------------------------

                                                          2000           1999           1998

==============================================================================================
NET SALES                                              $ 106,138      $ 115,490      $ 123,175
OPERATING EXPENSES:
  Cost of goods sold                                      90,732         97,772         97,587
  Selling, general and administrative expenses            12,357         12,827         13,240
----------------------------------------------------------------------------------------------

    Total operating expenses                             103,089        110,599        110,827
----------------------------------------------------------------------------------------------

    Operating Income                                       3,049          4,891         12,348

INTEREST INCOME                                             (196)          (277)          (220)
INTEREST EXPENSE                                           1,019          1,276          1,305
OTHER INCOME, NET                                           (253)          (213)          (346)
----------------------------------------------------------------------------------------------

    Income before income tax provision                     2,479          4,105         11,609
INCOME TAX PROVISION                                          57            332          2,324
----------------------------------------------------------------------------------------------

    Net income                                         $   2,422      $   3,773      $   9,285
==============================================================================================


NET INCOME PER SHARE (BASIC)                           $     .47      $     .73      $    1.80
NET INCOME PER SHARE (DILUTED)                         $     .47      $     .72      $    1.78

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES (BASIC)           5,169          5,181          5,164
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES (DILUTED)         5,203          5,228          5,228


See accompanying notes to consolidated financial statements.

                                   SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS        September 30
                                   (Amounts in thousands, except per share data)
--------------------------------------------------------------------------------

                                                                          2000          1999
==============================================================================================

                         ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                            $  4,687      $  2,022
   Receivables, less allowance for doubtful accounts
    of $765 in 2000 and $722 in 1999                                      19,743        22,192
   Inventories                                                            19,878        23,935
   Refundable income taxes                                                    --           354
   Deferred income taxes                                                   1,486         1,666
   Prepaid expenses and other current assets                                 656         1,365
----------------------------------------------------------------------------------------------

     Total current assets                                                 46,450        51,534

PROPERTY, PLANT AND EQUIPMENT AT COST:
   Land                                                                      859           867
   Buildings                                                              18,493        18,935
   Machinery and equipment                                                55,724        57,292
----------------------------------------------------------------------------------------------

                                                                          75,076        77,094
   Less - accumulated depreciation and amortization                       46,067        45,702
----------------------------------------------------------------------------------------------

     Property, plant and equipment, net                                   29,009        31,392

OTHER ASSETS:
   Funds held by trustee for capital project                                 530           677
   Goodwill and other intangible assets, net                               3,866         4,182
   Other assets                                                              645           877
----------------------------------------------------------------------------------------------

     Total other assets                                                    5,041         5,736
----------------------------------------------------------------------------------------------

       Total assets                                                     $ 80,500      $ 88,662
==============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities of long-term debt                                 $  1,420      $  1,415
   Accounts payable                                                       10,263        11,629
   Accrued salaries and wages                                              1,251         1,074
   Accrued workers' compensation                                             731           696
   Accrued income taxes                                                       81            --
   Other accrued liabilities                                               4,028         4,796
----------------------------------------------------------------------------------------------

     Total current liabilities                                            17,774        19,610

LONG-TERM DEBT, NET OF CURRENT MATURITIES                                 11,962        12,985

OTHER LONG-TERM LIABILITIES                                                5,264         6,021

SHAREHOLDERS' EQUITY:
   Serial preferred shares, no par value, authorized 1,000 shares             --            --
   Common shares, par value $1 per share, authorized 10,000 shares;
     issued 5,205 shares in 2000 and 5,193 shares in 1999;
     outstanding 5,134 shares in 2000 and 5,193 shares in 1999             5,205         5,193
   Additional paid-in-capital                                              6,413         6,352
   Accumulated other comprehensive loss                                   (8,310)       (2,749)
   Retained earnings                                                      42,641        41,250
   Common shares held in treasury at cost, 71 shares in 2000                (449)           --
----------------------------------------------------------------------------------------------

     Total shareholders' equity                                           45,500        50,046
----------------------------------------------------------------------------------------------

       Total liabilities and shareholders' equity                       $ 80,500      $ 88,662
==============================================================================================


See accompanying notes to consolidated financial statements.

                                        SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS   Years ended September 30
                                        (Amounts in thousands)
--------------------------------------------------------------------------------


                                                                          2000          1999          1998
============================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                          $  2,422      $  3,773      $  9,285
    Adjustments to reconcile net
      income to net cash provided
      by (used for) operating activities:
        Depreciation and amortization                                      4,587         4,589         4,055
        Loss on disposal of property, plant and                               --            71            21
        Deferred income taxes                                                176           335          (152)

    CHANGES IN OPERATING ASSETS AND LIABILITIES:
        Receivables                                                        2,449        (2,119)          443
        Inventories                                                        4,057         3,704        (7,793)
        Accrued or refundable income taxes                                   435          (922)          340
        Prepaid expenses and other current assets                            709          (813)          137
        Other assets                                                         232           238           248
        Accounts payable                                                  (1,366)         (840)        1,972
        Accrued salaries and wages                                           177          (382)          177
        Accrued workers' compensation and other accrued liabilities         (733)         (407)         (370)
        Other long-term liabilities                                         (753)       (1,711)         (196)
------------------------------------------------------------------------------------------------------------

          Net cash provided by operating activities                       12,392         5,516         8,602

CASH FLOWS FROM INVESTING ACTIVITIES:
        Capital expenditures                                              (4,633)       (4,902)      (11,313)
        Decrease (increase) in funds held by
         trustee for capital project                                         147           245          (922)
        Other                                                             (2,743)        1,920           955
------------------------------------------------------------------------------------------------------------

          Net cash used for investing activities                          (7,229)       (2,737)      (11,280)


CASH FLOWS FROM FINANCING ACTIVITIES:
        Proceeds from additional borrowings                                  397            --        16,300
        Repayment of borrowings                                           (1,415)       (3,500)      (11,372)
        Repurchase of common shares                                         (449)           --            --
        Dividends                                                         (1,031)       (1,037)       (1,033)
------------------------------------------------------------------------------------------------------------

          Net cash provided by (used for) financing activities            (2,498)       (4,537)        3,895

------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                           2,665        (1,758)          782
Cash and cash equivalents, beginning of year                               2,022         3,780         2,998
------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                  $  4,687      $  2,022      $  3,780
============================================================================================================

Supplemental disclosure of cash flow information:
        Cash paid for interest                                          $  1,021      $  1,295      $  1,200
        Cash paid for income taxes, net                                       62         1,246         2,105


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF         SIFCO Industries, Inc., and Subsidiaries
SHAREHOLDERS' EQUITY               Years ended September 30
                                   (Amounts in thousands, except per share data)
--------------------------------------------------------------------------------

                                                                                ACCUMULATED                COMMON
                                                                  ADDITIONAL       OTHER                    SHARES       TOTAL
                                                         COMMON    PAID-IN     COMPREHENSIVE   RETAINED    HELD IN    SHAREHOLDERS'
                                                         SHARES    CAPITAL      INCOME(LOSS)   EARNINGS    TREASURY      EQUITY
===================================================================================================================================

BALANCE - September 30, 1997                             $5,160     $6,101        $  (955)     $30,262      $  --       $40,568
    Comprehensive income:
        Net income                                           --         --             --        9,285         --         9,285
        Foreign currency translation adjustment              --         --            963           --         --           963
                                                                                                                         ------
            Total comprehensive income                                                                                   10,248

    Shares issued to Defined Contribution Plan                3         49             --           --         --            52
    Shares issued to vendor as payment for services           2         53             --           --         --            55
    Stock options exercised, net of shares surrendered        5         (5)            --           --         --            --
    Dividends declared ($.20 per share)                      --         --             --       (1,033)        --        (1,033)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE - September 30, 1998                             $5,170     $6,198        $     8      $38,514      $  --       $49,890
    Comprehensive income:
        Net income                                           --         --             --        3,773         --         3,773
        Foreign currency translation adjustment              --         --         (2,757)          --         --        (2,757)
                                                                                                                         ------
            Total comprehensive income                                                                                    1,016

    Shares issued to Defined Contribution Plan                6         51             --           --         --            57
    Shares issued to vendor as payment for services           4         48             --           --         --            52
    Stock options exercised, net of shares surrendered       13         55             --           --         --            68
    Dividends declared ($.20 per share)                      --         --             --       (1,037)        --        (1,037)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE - September 30, 1999                             $5,193     $6,352        $(2,749)     $41,250      $  --       $50,046
    Comprehensive loss:
        Net income                                           --         --             --        2,422         --         2,422
        Foreign currency translation adjustment              --         --         (5,561)          --         --        (5,561)
                                                                                                                         ------
            Total comprehensive loss                                                                                     (3,139)

    Shares issued to Defined Contribution Plan                1          5             --           --         --             6
    Shares issued to vendor as payment for services           6         42             --           --         --            48
    Stock options exercised                                   5         14             --           --         --            19
    Shares repurchased and held in treasury                  --         --             --           --       (449)         (449)
    Dividends declared ($.20 per share)                      --         --             --       (1,031)        --        (1,031)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE - September 30, 2000                             $5,205     $6,413        $(8,310)     $42,641      $(449)      $45,500
===================================================================================================================================

See accompanying notes to consolidated financial statements.

                         SIFCO INDUSTRIES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED    September 30, 2000, 1999, and 1998
FINANCIAL STATEMENTS     (Amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS:
SIFCO Industries, Inc., an Ohio Corporation, and its subsidiaries (the "Company") engage in the production and sale of a variety of metalworking processes, services and products produced primarily to the specific design requirements of its customers. The processes include forging, heat treating, coating, welding, machining and electroplating; and the products include forgings, machined forged parts and other machined metal parts, remanufactured component parts for turbine engines, and electroplating solutions and equipment.

B. PRINCIPLES OF CONSOLIDATION:
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

C. CASH EQUIVALENTS:
The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

D. INVENTORY VALUATION:
Inventories are stated at the lower of cost or market. Inventory costs include material, direct labor and factory overhead. Cost is determined by the last-in, first-out (LIFO) method for approximately 31% and 30% of inventories at September 30, 2000 and 1999, respectively. The first-in, first-out (FIFO) method is used for the remainder of inventories.

E. DEPRECIATION:
The Company provides for depreciation of property, plant and equipment, principally by the straight-line method, at annual rates sufficient to amortize the cost over each asset's expected useful life. The principal rates of depreciation for financial reporting purposes are: buildings 2% to 5% and machinery and equipment 5% to 33-1/3%.

F. GOODWILL AND OTHER INTANGIBLE ASSETS:
Goodwill and other intangible assets primarily represent the excess of cost over the net assets of acquired companies. Goodwill is amortized using the straight-line method over 40 years. Also included is a 10-year, non-competition agreement with the former owner of an acquired company. This asset is being amortized using the straight-line method over 10 years. At September 30, 2000 and 1999, accumulated amortization of goodwill and other intangible assets was $2,770 and $2,455, respectively. The Company uses an undiscounted cash flow method to periodically review the value of goodwill and other intangible assets and believes such assets are realizable.

G. NET INCOME PER SHARE:
The Company's net income per basic share amounts have been computed based on the average number of common shares outstanding. Net income per diluted share amounts reflect the effect of the Company's outstanding stock options under the treasury stock method.

H. OTHER INCOME:
Other income is comprised primarily of grant income from Irish government agencies, foreign exchange gains and losses, and royalty and fee income.

I. USE OF ESTIMATES:
Accounting principles generally accepted in the United States require management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent liabilities, at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period in preparing these consolidated financial statements. Actual results could differ from these estimates.

J. REVENUE RECOGNITION:
Sales are generally recognized when products are shipped or services are provided to customers.

K. NEW ACCOUNTING STANDARD:
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended by SFAS No. 138, is effective for fiscal years beginning after June 15, 2000. The standard establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The Company is required to adopt this statement in the first quarter of fiscal 2001. The Company believes that the adoption of SFAS No. 133 will not have a material impact on its financial position or results of operations.

L. RECLASSIFICATIONS:
Certain amounts in prior years have been reclassified to conform to the 2000 consolidated financial statement presentation.


2. INVENTORIES

INVENTORIES CONSIST OF:

                                          2000        1999

==========================================================

Raw materials and supplies              $ 4,380     $ 6,780
Finished goods and work-in-progress      15,498      17,155
-----------------------------------------------------------

Total inventories                       $19,878     $23,935
===========================================================

If the FIFO method had been used for the entire Company, inventories would have been $2,979 and $3,789 higher than reported at September 30, 2000 and 1999, respectively.

NOTES CONTINUED          (Amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

3. LONG-TERM DEBT

Long-term debt consists of:

                                           2000        1999
============================================================

Term note payable to bank                $ 9,300     $10,500
Revolving credit agreement                   397          --
Industrial development variable rate
 demand revenue bonds                      3,685       3,900
------------------------------------------------------------

Total debt                                13,382      14,400
Less - current maturities                  1,420       1,415

------------------------------------------------------------

Total long-term debt                     $11,962     $12,985
============================================================

   The term note is unsecured and payable in quarterly installments of $300 through February 1, 2005 with the remaining balance of $3,900 due May 1, 2005. The term note has a variable interest rate which, after giving effect to an interest rate swap agreement with the same bank, becomes an effective fixed rate of 7.74% and is subject to adjustment if certain loan covenants are not maintained. The interest rate swap agreement has a notional amount equal to the amount owed under the term note and bears interest at a fixed rate of 5.99%.

   The Company has an unsecured $6,000 revolving credit agreement which expires on March 31, 2002 and bears interest at the bank's base rate. The interest rate was 9.5% at September 30, 2000. The average balance outstanding against the revolving credit agreement was $212, $2,205, and $4,300 during 2000, 1999 and 1998, respectively. A commitment fee of 1/4% is incurred on the remaining unused balance.

   The Company has a $4,100, 15-year, Industrial Development bond outstanding, the net proceeds of which are being used at the Turbine Component Services and Repair facility in Tampa, Florida. The interest rate is reset weekly, based on prevailing tax-exempt money market rates (5.6% at September 30, 2000). The bond requires annual principal payments ranging from $220 in 2001 to $355 in 2013. The bonds are guaranteed by a letter of credit, which is secured by the property and equipment of the facility.

   Under its various credit agreements, the Company is subject to certain customary covenants. These include, without limitation, a minimum tangible net worth level (as defined). At September 30, 2000 the Company was in compliance with such covenants.

4. INCOME TAXES

Income tax provision consists of the following:

                                         2000         1999         1998
========================================================================

Current U.S. federal and non-U.S.
    income tax provision (benefit)     $  (108)     $    (9)     $ 2,419
Deferred U.S. federal
    income tax provision (benefit)         176          335         (152)
State and local income tax
    provision (benefit)                    (11)           6           57
------------------------------------------------------------------------
Income tax provision                   $    57      $   332      $ 2,324
================================================================================

   The income tax provision differs from amounts currently payable or refundable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for tax purposes. The income tax provision in the accompanying Consolidated Statements of Income differs from the statutory rate as follows:

                                            2000          1999          1998

================================================================================

Income before income tax provision        $  2,479      $  4,105      $ 11,609
Less-U.S., state and local income tax
  provision (benefit)                          (11)            6            57
--------------------------------------------------------------------------------

Income before federal
  income tax provision                    $  2,490      $  4,099      $ 11,552
================================================================================

Income tax provision at U.S. federal
  statutory rate                          $    847      $  1,393      $  3,928
Tax effect of:
  Non-U.S. tax rate differential              (792)         (975)       (1,569)
  Other                                         13           (92)          (92)
--------------------------------------------------------------------------------

U.S. federal and non-U.S.
  income tax provision                          68           326         2,267
Add-U.S., state and local income tax
  provision (benefit)                          (11)            6            57
--------------------------------------------------------------------------------
Income tax provision                      $     57      $    332      $  2,324
================================================================================

Deferred tax assets and liabilities consist of the following:

                                           2000         1999
=============================================================

Deferred tax assets:
    Employee benefits                    $ 1,308      $ 1,531
    Doubtful accounts                        151          180
    Inventory and property reserves          355          324
    Investment valuation reserve             511          511
    Foreign taxes credits                    161          161
    Other                                    370          398
-------------------------------------------------------------
Total deferred tax assets                  2,856        3,105

Deferred tax liabilities:
    Depreciation                           1,220        1,243
    Personal property taxes                  175          225
-------------------------------------------------------------
Total deferred tax liabilities             1,395        1,468
-------------------------------------------------------------
Deferred tax assets less liabilities       1,461        1,637
Valuation allowance                         (161)        (161)
-------------------------------------------------------------
Net deferred tax assets                  $ 1,300      $ 1,476
=============================================================

   The realization of the Company's net deferred tax assets is dependent upon the generation of future U.S. taxable income. Management believes it is more likely than not that the Company will generate sufficient future U.S. taxable income to fully utilize the established net deferred tax assets.

   Cumulative undistributed earnings of non-U.S. subsidiaries for which no U.S. federal deferred income tax liabilities have been recorded were approximately $25,000 at September 30, 2000.

NOTES CONTINUED          (Amounts in thousands, except share and per share data)
--------------------------------------------------------------------------------

5. RETIREMENT BENEFIT PLANS:

   The Company and certain of its U.S. subsidiaries sponsor defined benefit pension plans covering most of its employees. The Company's funding policy for U.S. defined benefit plans is based on an actuarially determined cost method allowable under Internal Revenue Service regulations. Non-U.S. plans are funded in accordance with the requirements of regulatory bodies governing the plan.

   At September 30, 1999, the Company adopted SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits, "which standardizes the disclosure requirements for pensions and other postretirement benefits.

   Net pension expense for the Company-sponsored defined benefit plans for 2000, 1999, and 1998 consists of the following:

                                         2000         1999         1998
========================================================================

Service cost                           $   886      $   906      $   779
Interest cost                            1,153          967          951
Expected return on plan assets          (1,317)      (1,122)      (1,010)
Amortization of transition
  (asset) obligation                        12          (13)         (13)
Amortization of prior service cost          42           (2)          (2)
Amortization of net gain                  (132)         (79)         (39)
------------------------------------------------------------------------

Net pension expense for defined
  benefit plans                        $   644      $   657      $   666
========================================================================

The status of all significant U.S. and non-U.S. defined benefit plans is as follows:

Benefit Obligations:                    2000          1999
=============================================================

Benefit obligation at
   beginning of year                  $ 15,446      $ 14,002
Service cost                               886           906
Interest cost                            1,153           967
Participant contributions                  187           183
Amendments for union contracts             ---           540
Actuarial gain                          (1,061)         (339)
Benefits paid                           (1,395)         (524)
Currency translation adjustment           (620)         (289)
-------------------------------------------------------------

Benefit obligation at end of year     $ 14,596      $ 15,446
=============================================================


Plan Assets:                           2000          1999
============================================================

Plan assets at beginning of year     $ 17,734      $ 16,515
Actual return on plan assets            1,941         1,569
Employer contributions                    466           333
Participant contributions                 187           183
Benefits paid                          (1,395)         (513)
Currency translation adjustment          (789)         (353)
------------------------------------------------------------

Plan assets at end of year           $ 18,144      $ 17,734
============================================================


                                Plans in which           Plans in which
                                Assets Exceed              Accumulated
                                 Accumulated                Benefits
                                   Benefits               Exceed Assets
                                   --------               -------------

Reconciliation of
Funded Status:                2000         1999         2000         1999
===========================================================================

Plan assets in excess
  of projected
  benefit obligations       $ 3,941      $ 3,256      $  (393)     $  (968)
Unrecognized net gain        (3,917)      (3,226)      (1,999)      (1,217)
Unrecognized prior
  service cost                  640          391         (211)          80
Unrecognized transition
  asset                          (7)          (8)         (53)         (41)
Currency translation
  adjustment                     94           14          ---          ---
---------------------------------------------------------------------------

Net amount recognized
  in the balance sheet      $   751      $   427      $(2,656)     $(2,146)
===========================================================================


The net amounts are recorded in other long-term liabilities.


Assumptions used for defined benefit plans consist of:

                                       2000        1999        1998

===================================================================

Discount rate for liabilities          7.8%        7.4%        6.7%
Expected return on assets              8.6%        8.1%        8.1%
Rate of compensation increase          4.0%        4.0%        3.8%

   The Company also contributes to two U.S. multi-employer defined contribution plans for certain union employees. The Company's contributions to these plans in 2000, 1999 and 1998 were $46, $43 and $42, respectively.

   All nonunion employees of the Company and its U.S. subsidiaries are eligible to participate in the Company's defined contribution plan. The total cost for 2000, 1999 and 1998 was $85, $80, and $82, respectively.

   The Company's Irish subsidiary sponsors, for all of its employees, a tax-advantaged profit sharing program which was adopted in 1999. Company discretionary contributions and employee elective contributions are invested in common stock of the Company without being subject to personal income taxes if held for at least three years. Employees have the option of taking a cash taxable distribution. The total cost of the plan for 2000 and 1999 was $-0-and $156, respectively.

NOTES CONTINUED          (Amounts in thousands, except share and per share data)
================================================================================

6. GOVERNMENT GRANTS

The Company receives grants and subsidies from the Republic of Ireland as an incentive to invest in facilities and training in that country. These grants and subsidies generally require that the Company maintain operations for ten years in order to qualify for the full value of benefits received. These grants are recorded as deferred credits when awarded and are subsequently amortized into income over the period in which such grants are required to be earned. The unamortized portion of these grants amounted to $2,656 and $3,241 at September 30, 2000 and 1999, and is included in other long-term liabilities. Grant revenue of $513, $620 and $662 for 2000, 1999 and 1998, respectively, is included in other income, net.

   These grants may be repayable in certain circumstances, principally the sale of related assets or discontinuance of operations. The contingent liability for such possible repayments was $4,545 and $3,330 at September 30, 2000 and 1999, respectively.

7. STOCK OPTIONS

During 1999, the Company adopted the 1998 Long-Term Incentive Plan. The aggregate number of stock options which may be granted under the Plan in each fiscal year is limited to 1.5% of the total outstanding shares at September 30, 1998 up to a maximum of 5% of such total outstanding shares. Options also remain outstanding under two previous stock option plans for which authority to issue additional grants has expired. Recipients of the grants may purchase common shares at not less than fair market value no later than ten years from date of the grant. Options issued under all plans generally vest at a rate of 25% per year.

   Option activity relating to these plans during the last three years was as follows:


                                             2000               1999                1998
===========================================================================================
Options at beginning of year                 205,000            148,250            145,000
  Weighted average exercise price        $      8.28        $      5.67        $      4.68
Options granted during the year               76,000             80,000             10,000
  Weighted average exercise price        $      7.08        $     12.88        $     20.38
Options exercised during the year             (5,000)           (15,750)            (6,750)
  Weighted average exercise price        $      3.75        $      6.26        $      6.16
Options canceled during the year                  --             (7,500)                --
  Weighted average exercise price        $        --        $     10.00        $        --
Options at end of year                       276,000            205,000            148,250
  Weighted average exercise price        $      8.03        $      8.28        $      5.67
Options exercisable at end of year           138,750             97,500             83,250
  Weighted average exercise price        $      6.14        $      4.84        $      4.84

The following table provides additional information regarding options outstanding as of September 30, 2000:

   OPTION              OPTIONS         OPTIONS       REMAINING LIFE
EXERCISE PRICE      OUTSTANDING      EXERCISABLE     OF OPTIONS (YRS)
======================================================================
     3.75              5,000            5,000              2.1
     4.25            100,000          100,000              5.1
     6.50             10,000           10,000              1.1
     6.81              5,000               --              9.4
     6.94             55,000               --              9.1
     7.63             16,000               --              9.1
    12.88             75,000           18,750              8.1
    20.38             10,000            5,000              7.3
----------------------------------------------------------------------
    Total            276,000          138,750
======================================================================

   The Company employs the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The pro forma impact of compensation expense from incentive stock options granted was immaterial for all years presented.

   The Company had three Phantom Stock Plans as of September 30, 1999. During 2000, all remaining participants in the Company's three Phantom Stock Plans elected to discontinue participation in the Plans and, therefore, all such participants received full and final distributions from the Plans. Consequently, as of September 30, 2000, there were no award units outstanding under any of these Phantom Stock Plans, and the Company has no further obligation under such Plans. As of September 30, 1999 and 1998, award units outstanding under the Phantom Stock Plans were 111,663 and 124,063 at prices ranging from $3.55 to $20.31, plus 10,122 and 8,103 dividend equivalent units, respectively. Expense (income) relating to the Plans was, -0- in 2000 and 1999, and $(288) in 1998.

8. SUMMARIZED QUARTERLY RESULTS OF OPERATIONS(UNAUDITED AND RESTATED)

                                                2000  QUARTER ENDED
                                ------------------------------------------------------
                                  Dec 31       March 31       June 30          Sept 30
                                  ------       --------       -------          -------
Net sales                       $ 25,345       $ 28,182       $ 26,097        $ 26,514
Cost of goods sold:
   Previously reported            21,447         23,160         22,989          23,136
   Restated                       21,447         23,493         22,656          23,136
Net income:
   Previously reported               484          1,088           (109)            959
   Restated                          484            934             45             959
Net income per share
   Basic:
      Previously reported       $    .09       $    .21       $   (.02)       $    .19
      Restated                  $    .09       $    .18       $    .01        $    .19
   Diluted:
      Previously reported       $    .09       $    .21       $   (.02)       $    .19
      Restated                  $    .09       $    .18       $    .01        $    .19


                                          1999 Quarter Ended
                           --------------------------------------------------
                            Dec 31       March 31      June 30       Sept 30
                            ------       --------      -------       -------
Net sales                  $29,525       $30,281       $30,535       $25,149
Cost of goods sold          25,080        25,343        25,958        21,391
Net income                     879         1,098           908           888
Net income per share
   Basic                   $   .17       $   .21       $   .18       $   .17
   Diluted                 $   .17       $   .21       $   .17       $   .17

The Company restated its results for the second and third quarters of fiscal 2000 for an inventory valuation adjustment at its Aerospace Component Manufacturing Group that reduced net income for the second quarter by $154 and increased net income for the third quarter by $154. Such restatement had no effect on net income for the entire fiscal year.

NOTES CONTINUED          (Amounts in thousands, except share and per share data)
================================================================================

9. CONTINGENCIES

In the normal course of business, the Company is involved in pending legal actions. The Company cannot reasonably estimate future costs, if any, related to these matters. Although it is possible that the Company's future operating results could be affected by future cost of litigation, it is management's belief at this time that such costs will not have a material adverse effect on the Company's consolidated financial position or results of operations.

10. FOREIGN CURRENCY MANAGEMENT

The U.S. dollar is the functional currency for substantially all of the Company's consolidated operations. For these operations, all gains and losses from currency transactions are included in income currently. For certain foreign equity investments, the functional currency is the local currency. The cumulative translation effects for equity investments using functional currencies other than the U. S. dollar are included in accumulated other comprehensive loss in shareholders' equity.

   The Company uses currency forwards and options, which typically expire within one year, to hedge payments and receipts of currencies related to the purchase and sale of goods overseas. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions.

   At September 30, 2000, the Company had forward contracts to sell U.S. $3,500. These contracts mature in October and November of 2000 and are fully covered by U.S. dollar receivables at September 30, 2000.

11. BUSINESS SEGMENTS

Reportable segments are identified by the Company based upon distinct products manufactured and services provided. The Turbine Component Services and Repair ("Repair") segment consists primarily of turbine component remanufacturing, precision contract machining, subassemblies, and finished parts; selective electroplating equipment, solutions and services. The Aerospace Component Manufacturing ("ACM") segment consists primarily of domestically produced forgings and semi-finished components principally for the aerospace industry. The Company's reportable segments are separately managed.

   Two customers accounted for 17% and 12%, respectively, of the Company's consolidated net sales in 2000. The customer that accounted for 17% of such sales was supplied by both of the Company's business segments, while the customer that accounted for 12% of such sales was supplied by the Company's Repair segment. One customer of the Company's Repair segment accounted for 13% of consolidated net sales in 1999. One customer supplied by both of the Company's business segments accounted for 15% of the Company's consolidated net sales in 1998.

   Unallocated amounts represent expenses which are not of an operating nature and therefore not allocated to business segments. Corporate assets are principally cash, cash equivalents and receivables.

   The following table summarizes certain information regarding segments of the Company's operations for the years ended September 30, 2000, 1999, and 1998:

                                                  2000             1999             1998
============================================================================================
Net sales, inc. intersegment sales:
   Turbine Component Services and Repair       $  71,180        $  81,145        $  80,000
   Aerospace Component Manufacturing              34,958           34,345           43,250
   Intersegment sales                                 --               --              (75)
--------------------------------------------------------------------------------------------
      Consolidated net sales                   $ 106,138        $ 115,490        $ 123,175
============================================================================================

Operating income:
   Turbine Component Services and Repair       $   3,425        $   5,689        $   9,630
   Aerospace Component Manufacturing               1,491            1,097            4,969
   Corporate unallocated expenses                 (1,867)          (1,895)          (2,251)
--------------------------------------------------------------------------------------------
    Consolidated operating income                  3,049            4,891           12,348
Interest expense, net                                823              999            1,085
Other income, net                                   (253)            (213)            (346)
--------------------------------------------------------------------------------------------
   Consolidated income before
    income tax provision                       $   2,479        $   4,105        $  11,609
============================================================================================

Depreciation and amortization expense:
   Turbine Component Services and Repair       $   3,908        $   3,971        $   3,559
   Aerospace Component Manufacturing                 679              618              496
--------------------------------------------------------------------------------------------
      Consolidated depreciation and
       amortization expense                    $   4,587        $   4,589        $   4,055
============================================================================================

Capital expenditures:
   Turbine Component Services and Repair       $   4,118        $   3,338        $   8,495
   Aerospace Component Manufacturing                 515            1,564            2,818
--------------------------------------------------------------------------------------------
      Consolidated capital expenditures        $   4,633        $   4,902        $  11,313
============================================================================================

Identifiable assets:
   Turbine Component Services and Repair       $  55,614        $  65,011        $  64,682
   Aerospace Component Manufacturing              18,408           19,260           22,328
   Corporate                                       6,478            4,391            5,795
--------------------------------------------------------------------------------------------
      Consolidated total assets                $  80,500        $  88,662        $  92,805
============================================================================================

Foreign operations:
   Net sales                                   $  46,402        $  53,982        $  47,866
   Operating income                                2,824            4,687            7,330
   Identifiable assets                            29,768           38,444           36,455

SAFE HARBOR STATEMENT

This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

   Such factors include the following: (1) future business environment, including capital and consumer spending; (2) competitive factors, including the ability to replace business which may be lost due to OEM encroachment into turbine component services and repair markets; (3) successful procurement of new repair process licenses; (4) the impact of fluctuations in foreign currency
(euro) exchange rates on the results of operations; (5) successful development and market introductions of new products; (6) stability of government laws and regulations, including taxes; and (7) stable governments and business conditions in economies where business is conducted.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                 TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
                             SIFCO INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of SIFCO Industries, Inc. (an Ohio corporation) and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SIFCO Industries, Inc. and subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                              ARTHUR ANDERSEN LLP




                                              Cleveland, Ohio,
                                              October 27, 2000.

SHAREHOLDER INFORMATION
================================================================================

DIRECTORS
Maurice Foley                               William R. Higgins                      Hudson D. Smith
Director, AerFi Group plc                   Chief Executive Officer                 Treasurer, SIFCO Industries, Inc.
Shannon, Ireland                            Applied Fiber Systems                   President, SIFCO Forge Group
                                            Clearwater, Florida
George D. Gotschall                                                                 Thomas J. Vild
Assistant Secretary                         David V. Ragone                         Vild & Associates
SIFCO Industries, Inc.                      Partner                                 Chagrin Falls, Ohio
                                            Ampersand Ventures
Jeffrey P. Gotschall                        Wellesley, Massachusetts                J. Douglas Whelan
President and Chief Executive Officer                                               Retired President and
SIFCO Industries, Inc.                      Charles H. Smith, Jr.                     Chief Operating Officer
                                            Chairman of the Board                   Wyman-Gordon Company
Richard S. Gray                             SIFCO Industries, Inc.                  North Grafton, Massachusetts
Retired President
Enterprise Development, Inc.
Cleveland, Ohio


================================================================================

OFFICERS
Charles H. Smith, Jr.                       Timothy V. Crean                        Mara L. Babin
Chairman of the Board                       Executive Vice President                Secretary and General Counsel
                                                                                    Partner
Jeffrey P. Gotschall                                                                Squire, Sanders & Dempsey
President and Chief Executive Officer       George D. Gotschall
                                            Assistant Secretary
Frank A. Cappello
Vice President-Finance                      Hudson D. Smith
  and Chief Financial Officer               Treasurer

================================================================================

AUDITORS

Arthur Andersen LLP
200 Public Square, Suite 1800
Cleveland, Ohio 44114-2803



GENERAL COUNSEL

Squire, Sanders & Dempsey
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304



TRANSFER AGENT AND REGISTRAR
National City Bank
Corporate Trust Operations
P. O. Box 92301
Cleveland, Ohio 44193-0900
Phone: 1-800-622-6757


DIVIDEND REINVESTMENT

SIFCO Industries maintains a dividend reinvestment program that enables shareholders to purchase additional shares of SIFCO stock without fees or service charges. To participate in this program, or for answers to any questions on your dividend investment account, contact the SIFCO corporate office.

FORM 10-K REQUESTS

A copy of the Company's current form 10-K annual report as filed with the Securities and Exchange Commission is available without charge to shareholders upon request to Investor Relations, SIFCO Industries, Inc.

ANNUAL MEETING

The annual meeting of shareholders of SIFCO Industries, Inc. will be held at National City Bank, East Ninth Street and Euclid Avenue, Cleveland, Ohio, at 10:30 AM on January 30, 2001.

LISTING

The common stock of SIFCO Industries, Inc. is listed on the American Stock Exchange under the symbol SIF.

[SIFCO INDUSTRIES, INC. LOGO]

970 EAST 64TH STREET, CLEVELAND, OHIO  44103-1694
PHONE: (216) 881-8600 FAX:  (216) 432-6281
WWW.SIFCO.COM