Form 10-K405/A, Exhibit 13
period 2000-09-30
SIFCO INDUSTRIES INC
filed 2001-04-11
CIK 90168

                                                                      Exhibit 13

Backed by over 88 years of industrial experience, the diamond "S" trademark can be found on critical aircraft components manufactured throughout this century. It can still be found on parts such as landing gears of the classic Vought F4U Corsair and the latest generation 737-800 manufactured by Boeing.

[SIFCO LOGO]

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


TABLE OF CONTENTS

Financial Highlights.............................1

Letter to Our Shareholders.......................2

Management's Discussion and Analysis
      of Business................................4

Consolidated Statements of Income................6

Consolidated Balance Sheets......................7

Consolidated Statements of Cash Flows............8

Consolidated Statements of
  Shareholders' Equity...........................9

Notes to Consolidated
  Financial Statements..........................10

Safe Harbor Statement...........................15

Report of Independent Public Accountants........15

Shareholder Information.........................16



--------------------------------------------------------------------------------

                         STOCK PRICES BY QUARTERS (AMEX)
                                   (UNAUDITED)

                                         2000                     1999
================================================================================
                                  HIGH          LOW        High          Low
First Quarter                    7 11/16       6 9/16     15           11 3/8
Second Quarter                   7 1/4         5 5/8      14 7/8        7 5/8
Third Quarter                    7 1/4         5 5/8       9 1/4        7 3/16
Fourth Quarter                   7 5/8         5 1/8       9 1/8        7

--------------------------------------------------------------------------------

[Sifco Logo]



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


           The Company's operations consist of two business segments:


                                TURBINE COMPONENT
                               SERVICES AND REPAIR

                         "WE FIX PARTS FROM THE TURBINE
                       SECTION OF AEROSPACE AND LAND-BASED
                              GAS TURBINE ENGINES."

                                67% OF 2000 SALES


                                    AEROSPACE
                                    COMPONENT
                                  MANUFACTURING

                      "WE MAKE PARTS FOR A WIDE VARIETY OF
                        COMMERCIAL AND MILITARY AIRCRAFT,
                             INCLUDING HELICOPTERS."

                                33% OF 2000 SALES

                           ---------------------------
                              FINANCIAL HIGHLIGHTS
                           ---------------------------

Years Ended September 30                           2000              1999            1998              1997              1996
(Amounts in thousands,
except per share data)
==================================================================================================================================
STATEMENT OF INCOME DATA
Net sales                                       $ 106,138        $ 115,490        $ 123,175        $ 108,790        $  85,420
Income before income tax provision                  2,479            4,105           11,609            9,123            4,694(*)
Income tax (provision) benefit                        (57)            (332)          (2,324)          (2,047)             914
Net income                                          2,422            3,773            9,285            7,076            5,608
Net income per share (basic)                          .47              .73             1.80             1.38             1.10
Net income per share (diluted)                        .47              .72             1.78             1.36             1.09
Cash dividends per share                              .20              .20              .20              .15              .10

SHARES OUTSTANDING AT YEAR END                      5,134            5,193            5,170            5,160            5,127

BALANCE SHEET DATA
Working capital                                 $  28,676        $  31,924        $  32,102        $  26,235        $  22,048
Property, plant and equipment, net                 29,009           31,392           32,582           24,714           23,200
Total assets                                       80,500           88,662           93,011           76,159           70,043
Long-term debt, net of current maturities          11,962           12,985           16,500           11,716           10,575
Total shareholders' equity                         45,500           50,046           49,890           40,568           35,957
Shareholders' equity per share at year end           8.86             9.64             9.65             7.86             7.01

FINANCIAL RATIOS
Return on beginning shareholders' equity              4.8%             7.6%            22.9%            19.7%            18.2%
Long-term debt to equity percent                     26.3%            25.9%            33.1%            28.9%            29.4%
[Current ratio                                        2.6              2.6              2.5              2.3              2.2

STOCK PRICE RANGE (HIGH-LOW)                    $7 11/16-5 1/8   $   15 - 7       $27 1/8-11 5/8   $21 1/4-9 5/8    $10 1/4-3 3/4

(*)Includes reversal of restructuring charge to income of $1,512

[SIFCO LOGO]

================================================================================

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

================================================================================

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

         Sincerely,

         /s/ C. H. Smith, Jr.             /s/ Jeffrey P. Gotschall

         Chairman of the Board            President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF BUSINESS
================================================================================

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

--------------------------------------------------------------------------------

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

                                   SIFCO Industries, Inc., and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME  Years ended September 30
                                   (Amounts in thousands, except per share data)
================================================================================

                                                            2000           1999             1998
==================================================================================================
NET SALES                                               $ 106,138       $ 115,490       $ 123,175
OPERATING EXPENSES:
 Cost of goods sold                                        90,732          97,772          97,587
 Selling, general and administrative expenses              12,357          12,827          13,240
--------------------------------------------------------------------------------------------------
     Total operating expenses                             103,089         110,599         110,827
--------------------------------------------------------------------------------------------------
     Operating Income                                       3,049           4,891          12,348

INTEREST INCOME                                              (196)           (277)           (220)
INTEREST EXPENSE                                            1,019           1,276           1,305
OTHER INCOME, NET                                            (253)           (213)           (346)
--------------------------------------------------------------------------------------------------
     Income before income tax provision                     2,479           4,105          11,609
INCOME TAX PROVISION                                           57             332           2,324
--------------------------------------------------------------------------------------------------
     Net income                                         $   2,422       $   3,773       $   9,285
==================================================================================================

NET INCOME PER SHARE (BASIC)                            $     .47       $     .73       $    1.80
NET INCOME PER SHARE (DILUTED)                          $     .47       $     .72       $    1.78

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES (BASIC)            5,169           5,181           5,164
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES (DILUTED)          5,203           5,228           5,228

See accompanying notes to consolidated financial statements.

                                  SIFCO Industries, Inc., and Subsidiaries
CONSOLIDATED BALANCE SHEETS       September 30
                                  (Amounts in thousands, except per share data)
================================================================================

                                                                          2000              1999
--------------------------------------------------------------------------------------------------
                                                  ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                              $  4,687       $  2,022
   Receivables, less allowance for doubtful accounts
     of $765 in 2000 and $722 in 1999                                       19,743         22,192
   Inventories                                                              19,878         23,935
   Refundable income taxes                                                     ---            354
   Deferred income taxes                                                     1,486          1,666
   Prepaid expenses and other current assets                                   656          1,365
--------------------------------------------------------------------------------------------------
        Total current assets                                                46,450         51,534

PROPERTY, PLANT AND EQUIPMENT AT COST:
   Land                                                                        859            867
   Buildings                                                                18,493         18,935
   Machinery and equipment                                                  55,724         57,292
--------------------------------------------------------------------------------------------------
                                                                            75,076         77,094
   Less - accumulated depreciation and amortization                         46,067         45,702
--------------------------------------------------------------------------------------------------
        Property, plant and equipment, net                                  29,009         31,392

OTHER ASSETS:
   Funds held by trustee for capital project                                   530            677
   Goodwill and other intangible assets, net                                 3,866          4,182
   Other assets                                                                645            877
--------------------------------------------------------------------------------------------------
         Total other assets                                                  5,041          5,736
--------------------------------------------------------------------------------------------------
              Total assets                                                $ 80,500       $ 88,662
==================================================================================================
               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current maturities of long-term debt                                  $  1,420       $  1,415
    Accounts payable                                                        10,263         11,629
    Accrued salaries and wages                                               1,251          1,074
    Accrued workers' compensation                                              731            696
    Accrued income taxes                                                        81            ---
    Other accrued liabilities                                                4,028          4,796
--------------------------------------------------------------------------------------------------
         Total current liabilities                                          17,774         19,610

LONG-TERM DEBT, NET OF CURRENT MATURITIES                                   11,962         12,985

OTHER LONG-TERM LIABILITIES                                                  5,264          6,021

SHAREHOLDERS' EQUITY:
    Serial preferred shares, no par value, authorized 1,000  shares
    Common shares, par value $1 per share, authorized 10,000 shares;
        issued 5,205 shares in 2000 and 5,193 shares in 1999;
        outstanding 5,134 shares in 2000 and 5,193 shares in 1999            5,205          5,193
    Additional paid-in-capital                                               6,413          6,352
    Accumulated other comprehensive loss                                    (8,310)        (2,749)
    Retained earnings                                                       42,641         41,250
    Common shares held in treasury at cost, 71 shares in 2000                 (449)           ---
--------------------------------------------------------------------------------------------------
          Total shareholders' equity                                        45,500         50,046
--------------------------------------------------------------------------------------------------
              Total liabilities and shareholders' equity                  $ 80,500       $ 88,662
==================================================================================================


See accompanying notes to consolidated financial statements.

                                        SIFCO Industries, Inc., and subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS   Years ended September 30
                                        (Amounts in thousands)
================================================================================

                                                                            2000           1999           1998
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                          $  2,422       $  3,773       $  9,285
    Adjustments to reconcile net
       income to net cash provided
          by (used for) operating activities:
          Depreciation and amortization                                    4,587          4,589          4,055
          Loss on disposal of property, plant and equipment                  ---             71             21
          Deferred income taxes                                              176            335           (152)

    CHANGES IN OPERATING ASSETS AND LIABILITIES:
       Receivables                                                         2,449         (2,119)           443
       Inventories                                                         4,057          3,704         (7,793)
       Accrued or refundable income taxes                                    435           (922)           340
       Prepaid expenses and other current assets                             709           (813)           137
       Other assets                                                          232            238            248
       Accounts payable                                                   (1,366)          (840)         1,972
       Accrued salaries and wages                                            177           (382)           177
       Accrued workers' compensation and other accrued liabilities          (733)          (407)          (370)
       Other long-term liabilities                                          (753)        (1,711)          (196)
----------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                     12,392          5,516          8,602

CASH FLOWS FROM INVESTING ACTIVITIES:
       Capital expenditures                                               (4,633)        (4,902)       (11,313)
       Decrease (increase) in funds held by
          trustee for capital project                                        147            245           (922)
       Other                                                              (2,743)         1,920            955
----------------------------------------------------------------------------------------------------------------
            Net cash used for investing activities                        (7,229)        (2,737)       (11,280)

CASH FLOWS FROM FINANCING ACTIVITIES:
       Proceeds from additional borrowings                                   397            ---         16,300
       Repayment of borrowings                                            (1,415)        (3,500)       (11,372)
       Repurchase of common shares                                          (449)           ---            ---
       Dividends                                                          (1,031)        (1,037)        (1,033)
----------------------------------------------------------------------------------------------------------------
            Net cash provided by (used for) financing activities          (2,498)        (4,537)         3,895
----------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                           2,665         (1,758)           782
Cash and cash equivalents, beginning of year                               2,022          3,780          2,998
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                  $  4,687       $  2,022       $  3,780
================================================================================================================
Supplemental disclosure of cash flow information:
       Cash paid for interest                                           $  1,021       $  1,295       $  1,200
       Cash paid for income taxes, net                                        62          1,246          2,105

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF        SIFCO Industries, Inc., and Subsidiaries
SHAREHOLDERS' EQUITY              Years ended September 30
                                  (Amounts in thousands, except per share data)
================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   ACCUMULATED                COMMON
                                                                       ADDITIONAL    OTHER                     SHARES     TOTAL
                                                          COMMON       PAID-IN   COMPREHENSIVE  RETAINED      HELD IN  SHAREHOLDERS'
                                                          SHARES       CAPITAL   INCOME (LOSS)  EARNINGS      TREASURY     EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1997                             $  5,160     $  6,101     $   (955)    $ 30,262        $ ---     $ 40,568
   Comprehensive income:
       Net income                                             ---          ---          ---        9,285          ---        9,285
       Foreign currency translation adjustment                ---          ---          963          ---          ---          963
                                                                                                                          --------
          Total comprehensive income                                                                                        10,248
   Shares issued to Defined Contribution Plan                   3           49          ---          ---          ---           52
   Shares issued to vendor as payment for services              2           53          ---          ---          ---           55
   Stock options exercised, net of shares surrendered           5           (5)         ---          ---          ---          ---
   Dividends declared ($.20 per share)                        ---          ---          ---       (1,033)         ---       (1,033)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1998                             $  5,170     $  6,198     $      8     $ 38,514       $  ---     $ 49,890
   Comprehensive income:
       Net income                                             ---          ---          ---        3,773          ---        3,773
       Foreign currency translation adjustment                ---          ---       (2,757)         ---          ---       (2,757)
                                                                                                                          --------
          Total comprehensive income                                                                                         1,016

   Shares issued to Defined Contribution Plan                   6           51          ---          ---          ---           57
   Shares issued to vendor as payment for services              4           48          ---          ---          ---           52
   Stock options exercised, net of shares surrendered          13           55          ---          ---           --           68
   Dividends declared ($.20 per share)                        ---          ---          ---       (1,037)         ---       (1,037)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 1999                             $  5,193     $  6,352     $ (2,749)    $ 41,250       $  ---     $ 50,046
   Comprehensive loss:
       Net income                                             ---          ---          ---        2,422          ---        2,422
       Foreign currency translation adjustment                ---          ---       (5,561)         ---          ---       (5,561)
                                                                                                                          --------
          Total comprehensive loss                                                                                          (3,139)

   Shares issued to Defined Contribution Plan                   1            5          ---          ---          ---            6
   Shares issued to vendor as payment for services              6           42          ---          ---          ---           48
   Stock options exercised                                      5           14          ---          ---          ---           19
   Shares repurchased and held in treasury                    ---          ---          ---          ---         (449)        (449)
   Dividends declared ($.20 per share)                        ---          ---          ---       (1,031)         ---       (1,031)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE - September 30, 2000                             $  5,205     $  6,413     $ (8,310)    $ 42,641     $   (449)    $ 45,500
===================================================================================================================================

See accompanying notes to consolidated financial statements.

                                       SIFCO Industries, Inc., and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL        September 30, 2000, 1999, and 1998
STATEMENTS                             (Amounts in thousands, except share and
                                       per share data)
================================================================================

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

L. RECLASSIFICATIONS:
Certain amounts in prior years have been reclassified to conform to the 2000 consolidated financial statement presentation.

2. INVENTORIES
Inventories consist of:

                                                         2000            1999
================================================================================
Raw materials and supplies                             $ 4,380        $ 6,780
Finished goods and work-in-progress                     15,498         17,155
--------------------------------------------------------------------------------
Total inventories                                      $19,878        $23,935
================================================================================

If the FIFO method had been used for the entire Company, inventories would have been $2,979 and $3,789 higher than reported at September 30, 2000 and 1999, respectively.

NOTES CONTINUED          (Amounts in thousands, except share and per share data)
================================================================================

3. LONG-TERM DEBT
Long-term debt consists of:

                                                          2000          1999
================================================================================
Term note payable to bank                                $ 9,300       $10,500
Revolving credit agreement                                   397           ---
Industrial development variable rate demand
   revenue bonds                                           3,685         3,900
--------------------------------------------------------------------------------
Total debt                                                13,382        14,400
Less - current maturities                                  1,420         1,415
--------------------------------------------------------------------------------
Total long-term debt                                     $11,962       $12,985
================================================================================

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

4. INCOME TAXES

Income tax provision consists of the following:

                                           2000        1999       1998
================================================================================
Current U.S. federal and non-U.S
   income tax provision (benefit)        $  (108)    $    (9)    $ 2,419
Deferred U.S. federal
   income tax provision (benefit)            176         335        (152)
State and local income tax
   provision  (benefit)                      (11)          6          57
--------------------------------------------------------------------------------
Income tax provision                     $    57     $   332     $ 2,324
================================================================================

   The income tax provision differs from amounts currently payable or refundable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for tax purposes.

   The income tax provision in the accompanying Consolidated Statements of Income differs from the statutory rate as follows:

                                             2000          1999          1998
================================================================================
Income before income tax provision          $2,479        $4,105       $11,609
Less-U.S., state and local income tax
     provision (benefit)                       (11)            6            57
--------------------------------------------------------------------------------
Income before federal
   income tax provision                     $2,490        $4,099       $11,552
================================================================================
Income tax provision at U.S. federal
   statutory rate                           $  847        $1,393       $ 3,928
Tax effect of:
   Non-U.S. tax rate differential             (792)         (975)       (1,569)
   Other                                        13           (92)          (92)
--------------------------------------------------------------------------------
U.S. federal and non-U.S
   income tax provision                         68           326         2,267
Add-U.S., state and local income tax
    provision (benefit)                        (11)            6            57
--------------------------------------------------------------------------------
Income tax provision                        $   57        $  332       $ 2,324
================================================================================
Deferred tax assets and liabilities consist of the following:


                                              2000           1999
================================================================================
Deferred tax assets:
    Employee  benefits                      $1,308         $1,531
    Doubtful accounts                          151            180
    Inventory and property reserves            355            324
    Investment valuation reserve               511            511
    Foreign taxes credits                      161            161
    Other                                      370            398
--------------------------------------------------------------------------------
Total deferred tax assets                    2,856          3,105

Deferred tax liabilities:
    Depreciation                             1,220          1,243
    Personal property taxes                    175            225
--------------------------------------------------------------------------------
Total deferred tax liabilities               1,395          1,468
--------------------------------------------------------------------------------
Deferred tax assets less liabilities         1,461          1,637
Valuation allowance                           (161)          (161)
--------------------------------------------------------------------------------
Net deferred tax assets                     $1,300         $1,476
================================================================================

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

NOTES CONTINUED          (Amounts in thousands, except share and per share data)
================================================================================

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

  At September 30, 1999, the Company adopted SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits.

  Net pension expense for the Company-sponsored defined benefit plans for 2000, 1999, and 1998 consists of the following:

                                        2000         1999         1998
================================================================================
Service cost                          $   886     $   906     $   779
Interest cost                           1,153         967         951
Expected return on plan assets         (1,317)     (1,122)     (1,010)
Amortization of transition
  (asset) obligation                       12         (13)        (13)
Amortization of prior service cost         42          (2)         (2)
Amortization of net gain                 (132)        (79)        (39)
--------------------------------------------------------------------------------
Net pension expense for defined
  benefit plans                       $   644     $   657     $   666
================================================================================

The status of all significant U.S. and non-U.S. defined benefit plans is as follows:

Benefit Obligations:                                  2000             1999
================================================================================
Benefit obligation at
  beginning of year                                 $ 15,446         $ 14,002
Service cost                                             886              906
Interest cost                                          1,153              967
Participant contributions                                187              183
Amendments for union contracts                           ---              540
Actuarial gain                                        (1,061)            (339)
Benefits paid                                         (1,395)            (524)
Currency translation adjustment                         (620)            (289)
--------------------------------------------------------------------------------
Benefit obligation at end of year                   $ 14,596         $ 15,446
================================================================================

Plan Assets:                                          2000              1999
================================================================================
Plan assets at beginning of year                    $ 17,734         $ 16,515
Actual return on plan assets                           1,941            1,569
Employer contributions                                   466              333
Participant  contributions                               187              183
Benefits paid                                         (1,395)            (513)
Currency translation adjustment                         (789)            (353)
--------------------------------------------------------------------------------
Plan assets at end of year                          $ 18,144         $ 17,734
================================================================================


                                      Plans in which          Plans in which
                                      Assets Exceed            Accumulated
                                       Accumulated               Benefits
                                         Benefits             Exceed Assets
                                  --------------------    --------------------
Reconciliation of
    Funded Status:                   2000        1999        2000        1999
================================================================================
Plan assets in excess
   of projected
   benefit obligations            $ 3,941     $ 3,256     $  (393)    $  (968)
Unrecognized net gain              (3,917)     (3,226)     (1,999)     (1,217)
Unrecognized prior
    service cost                      640         391        (211)         80
Unrecognized transition
    asset                              (7)         (8)        (53)        (41)
Currency translation
    adjustment                         94          14         ---         ---
--------------------------------------------------------------------------------
Net amount recognized
     in the balance sheet         $   751     $   427     $(2,656)    $(2,146)
================================================================================

The net amounts are recorded in other long-term liabilities.

Assumptions used for defined benefit plans consist of:

                                             2000          1999          1998
================================================================================

Discount rate for liabilities                 7.8%          7.4%          6.7%
Expected return on assets                     8.6%          8.1%          8.1%
Rate of compensation increase                 4.0%          4.0%          3.8%

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

  The Company's Irish subsidiary sponsors, for all of its employees, a tax-advantaged profit sharing program which was adopted in 1999. Company discretionary contributions and employee elective contributions are invested in common stock of the Company without being subject to personal income taxes if held for at least three years. Employees have the option of taking a cash taxable distribution. The total cost of the plan for 2000 and 1999 was $-0- and $156, respectively.

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

  Option activity relating to these plans during the last three years was as follows:

                                           2000             1999         1998
================================================================================
Options at beginning of year              205,000         148,250      145,000
  Weighted average exercise price        $   8.28        $   5.67     $   4.68
Options granted during the year            76,000          80,000       10,000
  Weighted average exercise price        $   7.08        $  12.88     $  20.38
Options exercised during the year          (5,000)        (15,750)      (6,750)
  Weighted average exercise price        $   3.75        $   6.26     $   6.16
Options canceled during the year              ---          (7,500)         ---
  Weighted average exercise price        $    ---        $  10.00     $    ---
Options at end of year                    276,000         205,000      148,250
  Weighted average exercise price        $   8.03        $   8.28     $   5.67
Options exercisable at end of year        138,750          97,500       83,250
  Weighted average exercise price        $   6.14        $   4.84     $   4.84

The following table provides additional information regarding options outstanding as of September 30, 2000:

     OPTION         OPTIONS         OPTIONS     REMAINING LIFE
EXERCISE PRICE    OUTSTANDING     EXERCISABLE   OF OPTIONS (YRS)
================================================================================
    3.75              5,000          5,000            2.1
    4.25            100,000        100,000            5.1
    6.50             10,000         10,000            1.1
    6.81              5,000            ---            9.4
    6.94             55,000            ---            9.1
    7.63             16,000            ---            9.1
   12.88             75,000         18,750            8.1
   20.38             10,000          5,000            7.3
--------------------------------------------------------------------------------
 Total              276,000        138,750
================================================================================

  The Company employs the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-
Based Compensation." The pro forma impact of compensation expense from incentive stock options granted was immaterial for all years presented.

  The Company had three Phantom Stock Plans as of September 30, 1999. The benefit under the Plans is based upon the difference between the market price (as defined) and award price, at the distribution valuation date, multiplied by the vested award units; plus the market value (as defined) of dividend equivalent units. On April 26, 1999, the Company's Board of Directors formally approved an amendment to the three Plans to better reflect the intended long-term nature of such plans. The principal modification was to change the definition of market price. The market price was previously defined as the average of the high and low market price for the Company's common shares during the 10 days prior to the distribution valuation date. The modified market price is defined as the average of the month-end market prices for the Company's common shares during the 36-month period prior to the distribution valuation date. The impact, as of April 26, 1999, of changing the definition of market price was to increase the Company's obligation under the three Plans by approximately $591. Because a controlling number of Board members agreed, during the quarter ended March 31, 1999, to make such Plan amendments, the Company accounted for the Plans, as modified, during such quarter. During 2000, all remaining participants in the Company's three Phantom Stock Plans elected to discontinue participation in the Plans. Therefore, all such participants received full and final distributions from the Plans aggregating approximately $919 during 2000. Consequently, as of September 30, 2000, there were no award units outstanding under any of these Phantom Stock Plans, and the Company has no further obligation under such Plans. As of September 30, 1999 and 1998, award units outstanding under the Phantom Stock Plans were 111,663 and 124,063 at award prices ranging from $3.55 to $20.31, plus 10,122 and 8,103 dividend equivalent units, respectively. Expense (income) relating to the Plans was, -0- in 2000 and 1999, and $(288) in 1998.

8. SUMMARIZED QUARTERLY RESULTS OF
   OPERATIONS (UNAUDITED AND RESTATED)

                                               2000  Quarter Ended
                                    --------------------------------------------
                                    Dec  31    March 31    June 30       Sept 30

Net sales                           $25,345     $28,182     $26,097      $26,514
Cost of goods sold:
  Previously reported                21,447      23,160      22,989       23,136
  Restated                           21,447      23,493      22,656       23,136
Net income:
  Previously reported                   484       1,088        (109)         959
  Restated                              484         934          45          959
Net income per share Basic:
      Previously reported           $   .09     $   .21     $  (.02)     $   .19
      Restated                      $   .09     $   .18     $   .01      $   .19
  Diluted:
      Previously reported           $   .09     $   .21     $  (.02)     $   .19
      Restated                      $   .09     $   .18     $   .01      $   .19


                                               1999  Quarter Ended
                                    --------------------------------------------
                                    Dec  31   March 31      June 30      Sept 30

Net sales                           $29,525     $30,281     $30,535      $25,149
Cost of goods sold                   25,080      25,343      25,958       21,391
Net income                              879       1,098         908          888
Net income per share
  Basic                             $   .17     $   .21     $   .18      $   .17
  Diluted                           $   .17     $   .21     $   .17      $   .17

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

  The following table summarizes certain information regarding segments of the Company's operations for the years ended September 30, 2000, 1999, and 1998:

                                               2000         1999         1998
================================================================================
Net sales, inc. intersegment sales:
  Turbine Component Services and Repair      $ 71,180     $ 81,145     $ 80,000
  Aerospace Component Manufacturing            34,958       34,345       43,250
  Intersegment sales                              ---          ---          (75)
--------------------------------------------------------------------------------
       Consolidated net sales                $106,138     $115,490     $123,175
================================================================================
Operating income:
  Turbine Component Services and Repair      $  3,425     $  5,689     $  9,630
  Aerospace Component Manufacturing             1,491        1,097        4,969
  Corporate unallocated expenses               (1,867)      (1,895)      (2,251)
--------------------------------------------------------------------------------
           Consolidated operating income        3,049        4,891       12,348
Interest  expense, net                            823          999        1,085
Other income, net                                (253)        (213)        (346)
--------------------------------------------------------------------------------
          Consolidated income before
            income tax provision             $  2,479     $  4,105     $ 11,609
================================================================================
Depreciation and amortization expense:
  Turbine Component Services and Repair      $  3,908     $  3,971       $3,559
  Aerospace Component Manufacturing               679          618          496
--------------------------------------------------------------------------------
        Consolidated  depreciation and
           amortization expense              $  4,587     $  4,589     $  4,055
================================================================================
Capital expenditures:
  Turbine Component Services and Repair      $  4,118     $  3,338     $  8,495
  Aerospace Component Manufacturing               515        1,564        2,818
--------------------------------------------------------------------------------
        Consolidated capital expenditures    $  4,633     $  4,902     $ 11,313
================================================================================
Identifiable assets:
  Turbine Component Services and Repair      $ 55,614     $ 65,011     $ 64,682
  Aerospace Component Manufacturing            18,408       19,260       22,328
  Corporate                                     6,478        4,391        5,795
--------------------------------------------------------------------------------
       Consolidated total assets             $ 80,500     $ 88,662     $ 92,805
================================================================================
Foreign operations:
  Net sales                                  $ 46,402     $ 53,982     $ 47,866
  Operating income                              2,824        4,687        7,330
  Identifiable assets                          29,768       38,444       36,455

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

                                                    ARTHUR ANDERSEN LLP





                                                    Cleveland, Ohio,
                                                    October 27, 2000.

SHAREHOLDER INFORMATION

=========================================================================================================
 DIRECTORS
 Maurice Foley                          William R. Higgins             Hudson D. Smith
 Director, AerFi Group plc              Chief Executive Officer        Treasurer, SIFCO Industries, Inc.
 Shannon, Ireland                       Applied Fiber Systems          President, SIFCO Forge Group
                                        Clearwater, Florida
 George D. Gotschall                                                   Thomas J. Vild
 Assistant Secretary                    David V. Ragone                Vild & Associates
 SIFCO Industries, Inc.                 Partner                        Chagrin Falls, Ohio
                                        Ampersand Ventures
 Jeffrey P. Gotschall                   Wellesley, Massachusetts       J. Douglas Whelan
 President and Chief Executive Officer                                 Retired President and
 SIFCO Industries, Inc.                 Charles H. Smith, Jr.          Chief Operating Officer
                                        Chairman of the Board          Wyman-Gordon Company
 Richard S. Gray                        SIFCO Industries, Inc.         North Grafton, Massachusetts
 Retired  President
 Enterprise Development, Inc.
 Cleveland, Ohio

=========================================================================================================

OFFICERS

Charles H. Smith, Jr.                   Timothy V. Crean               Mara L. Babin
Chairman of the Board                   Executive Vice President       Secretary and General Counsel
                                                                       Partner
Jeffrey P. Gotschall                    George D. Gotschall            Squire, Sanders & Dempsey
President and Chief Executive Officer   Assistant Secretary

Frank A. Cappello
Vice President-Finance                  Hudson D. Smith
     and Chief Financial Officer        Treasurer

=========================================================================================================

AUDITORS                               DIVIDEND REINVESTMENT
Arthur Andersen LLP                    SIFCO Industries maintains a
200 Public Square, Suite 1800          dividend reinvestment program that
Cleveland, Ohio 44114-2803             enables shareholders to purchase
                                       additional shares of SIFCO stock without fees or service charges. To participate in this program, or for answers to any questions on your dividend investment account, contact the SIFCO corporate office.

GENERAL COUNSEL                        FORM 10-K REQUESTS
Squire, Sanders & Dempsey              A copy of the Company's current form 10-K
4900 Key Tower                         annual report as filed with the
127 Public Square                      Securities and Exchange Commission is
Cleveland, Ohio 44114-1304             available without charge to shareholders
                                       upon request to Investor Relations,
                                       SIFCO Industries, Inc.

                                       ANNUAL MEETING
TRANSFERAGENT                          The annual meeting of shareholders of
AND REGISTRAR                          SIFCO Industries, Inc. will be held at
National City Bank                     National City Bank, East Ninth Street and
Corporate Trust Operations             Euclid Avenue, Cleveland, Ohio, at
P. O. Box 92301                        10:30 AM on January 30, 2001.
Cleveland, Ohio 44193-0900
Phone: 1-800-622-6757                  LISTING
                                       The common stock of SIFCO Industries,
                                       Inc. is listed on the American Stock
                                       Exchange under the symbol SIF.

[SIFCO LOGO]




970 East 64th Street, Cleveland, Ohio  44103-1694
Phone: (216) 881-8600     Fax: (216) 432-6281
www.sifco.com