Form 10-K405, Exhibit 13
period 2001-09-30
SIFCO INDUSTRIES INC
filed 2001-12-14
CIK 90168

                                                                      Exhibit 13



                                  [SIFCO LOGO]







                                     SIFCO
                                INDUSTRIES, INC.



                               2001 Annual Report

--------------------------------------------------------------------------------
[LOGO]

Backed by over 89 years of industrial experience, the diamond "S" trademark can be found on critical aircraft components manufactured for nearly a century. It can still be found on engine components in the Liberty Engine used in World War I aircraft, landing gears of the classic Vought F4U Corsair, and the latest generation 737-800 manufactured by Boeing.

                                                                    [SIFCO LOGO]
In 1993, a new corporate logo was designed by SIFCO employees to promote greater unity in our marketing identity and to illustrate the significant growth in SIFCO's business from manufacturing to turbine component services and repair. SIFCO engineers describe it as depicting an airfoil cross- section, while the more poetic among us claim it symbolizes man's flight from earthly bounds. While we admit that the interpretation of any abstraction can be open to debate, our graphic was selected to represent the technical as well as the personal points of view, and embodies our pride in a company firmly rooted in tradition and poised for future growth. It serves as the hallmark of SIFCO's commitment to customers -- a commitment that promises the best- engineered manufactured products and the most personal and timely service available anywhere worldwide.
--------------------------------------------------------------------------------


                                TABLE OF CONTENTS

Financial Highlights ......................................................    1

Letter to Our Shareholders ................................................    2

Tribute to Charles H. Smith, Jr ...........................................    3

Management's Discussion and Analysis
  of Financial Condition and
  Results of Operations ...................................................    4

Consolidated Statements of Income .........................................    8

Consolidated Balance Sheets ...............................................    9

Consolidated Statements of Cash Flows .....................................   10

Consolidated Statements of
  Shareholders' Equity ....................................................   11

Notes to Consolidated
  Financial Statements ....................................................   12

Safe Harbor Statement .....................................................   18

Report of Independent
  Public Accountants ......................................................   18

George D. Gotschall In Memoriam ...........................................   19

Shareholder Information ...................................................   20

[SIFCO LOGO]

SIFCO Industries, Inc. is primarily dedicated to meeting the technical needs of the aerospace industry in the production, repair, coating, machining and marketing of jet engine and other aerospace components. SIFCO serves the world's airlines through a network of manufacturing and service centers in the United States and abroad. The
                 Company is committed to the satisfaction of its
                     customers worldwide through competitive
                      pricing, total service, comprehensive
                        technology and superior quality.

          The Company's operations consist of three business segments:

  TURBINE COMPONENT                   AEROSPACE                        METAL FINISHING
    SERVICES AND                      COMPONENT
       REPAIR                       MANUFACTURING

 "WE REPAIR COMPONENTS FROM    "WE MANUFACTURE COMPONENTS         "WE MANUFACTURE AND SELL
    THE TURBINE SECTION OF     FOR A WIDE VARIETY OF               EQUIPMENT, SOLUTIONS AND
   AEROSPACE AND LAND-BASED      COMMERCIAL AND MILITARY              SERVICE FOR A TRULY
      GAS TURBINE ENGINES."  AIRCRAFT, INCLUDING HELICOPTERS."    PORTABLE COATING CAPABILITY"

     51% OF 2001 SALES              39% OF 2001 SALES                  10% OF 2001 SALES

                           --------------------------
                              FINANCIAL HIGHLIGHTS
                           --------------------------

   Years Ended September 30                             2001             2000             1999             1998             1997
   (Amounts in thousands, except per share data)
====================================================================================================================================
STATEMENT OF INCOME DATA
Net sales                                             $105,633         $106,138         $115,490         $123,175         $108,790
Income before income tax provision                       4,668            2,479            4,105           11,609            9,123
Income tax provision                                     1,694               57              332            2,324            2,047
Net income                                               2,974            2,422            3,773            9,285            7,076
Net income per share (basic)                               .58              .47              .73             1.80             1.38
Net income per share (diluted)                             .58              .47              .72             1.78             1.36
Cash dividends per share                                    --              .20              .20              .20              .15

SHARES OUTSTANDING AT YEAR END                           5,237            5,134            5,193            5,170            5,160

BALANCE SHEET DATA
Working capital                                       $ 36,943         $ 28,676         $ 31,924         $ 32,102         $ 26,235
Property, plant and equipment, net                      29,383           29,009           31,392           32,582           24,714
Total assets                                            86,596           80,500           88,662           93,011           76,159
Long-term debt, net of current maturities               15,107           11,962           12,985           16,500           11,716
Total shareholders' equity                              49,374           45,500           50,046           49,890           40,568
Shareholders' equity per share                            9.43             8.86             9.64             9.65             7.86

FINANCIAL RATIOS
Return on beginning shareholders' equity                   6.5%             4.8%             7.6%            22.9%            19.7%
Long-term debt to equity percent                          30.6%            26.3%            25.9%            33.1%            28.9%
Current ratio                                              3.3              2.6              2.6              2.5              2.3

STOCK SALES PRICE RANGE (HIGH-LOW)                $7.45 - 4.40     $7.69 - 5.12    $15.00 - 7.00   $27.12 - 11.62    $21.25 - 9.62

[SIFCO LOGO]
TO OUR SHAREHOLDERS
================================================================================

As we neared the end of FY 2001, the terrorist attacks occurred. Everyone in the aviation industry was and will continue to be impacted, but we feel we have positioned our Company to adapt to the changing needs that this marketplace will require. We have been striving to broaden our business base to strengthen our Company. The accomplishments in each business segment, as described below, are important steps toward that goal.

To explain how we have positioned SIFCO, let me address our different business segments. We are now reporting our results in three business segments. The newest segment, "Metal Finishing", is our Selective Plating operation, previously reported in the Repair segment. As you can see from the operating results, this business segment has grown nicely. It has not only become a significant contributor to our profitability, but has done so by increasing its revenue outside of the aerospace marketplace. In FY 2001, 30% of its revenue was derived from the power generation and petrochemical markets, while only 25% was dependent on aerospace. The other markets that it serves are as diverse as medical, automotive, paper and printing, and military/defense. We are proud of its accomplishments and you can learn more about its applications on our website at www.sifco.com.

Our Repair segment made progress this year in three important areas. We were pleased to report our Letter of Intent (LOI) with Rolls-Royce to progress toward a component repair joint venture. The ability to work with the large OEMs as well as continuing to develop FAA-approved repair processes is what makes SIFCO unique. During FY 2001 our dependence on the older engine models was reduced such that repairs of the Pratt & Whitney JT8D engine components provided less than 22% of revenue. We continue to develop component repairs for the most current model engines and are pleased to report significant progress in the development of repairs for the GE/SNECMA CFM 56 -5B and -5C. In other markets, our land-based power generation turbine component repair sales are small, but a promising alternative to aerospace in our repair business.

Our Aerospace Component Manufacturing segment has achieved its goal of deriving over 50% of its revenue from turbine engine components. Most of these components are contained within turbine engines to power aircraft but some are used for land- based electrical power generation. This achievement is a tribute to the technical sophistication that resides within this business segment. By further penetration of the small turbine engine market,the segment has reduced its vulnerability and dependence on the large commercial aircraft market. Segment sales to the large commercial airframe market were less than 13% of total revenue. Sales to the regional jet, business jet, helicopter and U.S. military markets now account for over 75% of this segment's revenue, which is encouraging given the shift in the marketplace. This segment has focused on absolute customer satisfaction and will continue to refine its expertise in the areas of process control, cycle time reduction and lean manufacturing while increasing its value-added processes to meet the ever-changing needs of its customers worldwide.

As we have indicated in the past, our markets are cyclical. To respond to the challenges that could be forthcoming, a strong balance sheet is essential. It is important to note that at year-end 2001 SIFCO's total debt net of cash was at a 10 year low. Our strong balance sheet will allow us to take advantage of opportunities that the current cycle may provide.

One thing the events of September 11 have demonstrated is how quickly the world can change. We have and must continue to adapt to the world's changes, continuing to use our intelligence and instincts to guide us, but we are certainly more aware of the fragility of companies, marketplaces, economies, and world stability. As terrorist threats are addressed and contained, the world will move forward toward achieving peace and security, and we will move forward toward achieving our Company's goals for continued growth and prosperity.


                         /s/ Jeffrey P. Gotschall

                      President, Chief Executive Officer
                            and Chairman of the Board

================================================================================



                    CHARLES H. SMITH JR. RETIRES AS CHAIRMAN

In July 2001, Charles H. Smith, Jr. retired as Chairman of SIFCO Industries, Inc. Mr. Smith has been a Director of the Company since 1941 and an Officer of the Company since 1943. Few executives have maintained such an active leadership role for over 60 years.

Born in Cleveland, Ohio, in 1920, Mr. Smith first joined the Company as an apprentice during the summer of 1937, earning a wage of $.50 per hour. After earning a degree in Metallurgical Engineering from the Massachusetts Institute of Technology, and upon his father's sudden death, Mr. Smith became President of The Steel Improvement & Forge Company in 1943. He served as the Company's Chief Executive Officer for over 40 years until his retirement from full-time service in 1983. During this time, the Company diversified beyond forging into other metalworking processes and products. The Company went public in 1957 and was renamed SIFCO Industries, Inc. in 1969, the year it was listed on the American Stock Exchange.

Mr. Smith is a former Chairman of the Board of the Chamber of Commerce of the United States (1974-1975). He also served his country as the United States Employer Delegate to the International Labor Organization in Geneva, Switzerland, beginning as an advisor to the U.S. Employer Delegate in 1953, then as the Employer Delegate in 1956 and again in the period 1975-1992. Between 1956 and 1975, he served as an advisor to the Employer Delegate on many occasions. He was a member of the Governing Body of the I.L.O. from 1975-1978. Mr. Smith served as a Founding Director and past Chairman of the National Endowment for Democracy. For many years, Mr. Smith represented SIFCO's interest as a member of the Board of Directors of Bharat Forge Company, Ltd. in Pune, India, the largest commercial forging company in continental Asia. For decades Mr. Smith was actively involved with the Y.M.C.A. and the Salvation Army in Cleveland, Ohio.

During fiscal year 2001, the Board of Directors unanimously elected Charles H. Smith, Jr. to the position of Chairman Emeritus. As directors and shareholders, we will miss his active involvement and good counsel in the Company's affairs. At the same time, he has earned a well-deserved retirement from active board duties. We wish him well in all his future activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

RESULTS OF OPERATIONS

FISCAL YEAR 2001 COMPARED WITH FISCAL
YEAR 2000

In 2001, net sales decreased 0.5% to $105.6 million from $106.1 million in 2000. Net income increased 22.8% to $3.0 million, or $.58 per diluted share, in 2001 from $2.4 million, or $.47 per diluted share, in 2000.

TURBINE COMPONENT SERVICES AND REPAIR GROUP ("REPAIR GROUP")
The Repair Group, which accounted for 51% of the Company's business in fiscal 2001, had net sales of $54.4 million, down 11.8% from $61.7 million in fiscal 2000. Repair volumes for older model engine types continued the decline that the Company experienced during fiscal 2000. As the Company expected, demand for repairs to the older model JT8D (Pratt & Whitney) engines continue to decline due to the continued retirement and reduced utilization of older model aircraft. In addition, there was a reduced volume of repairs to the CFM-56 (GE/SNECMA) and RB211 (Rolls-Royce) engines principally as a result of the increased direct involvement of the jet engine manufacturers into the repair marketplace. However, the Repair Group was able to show stronger repair volumes with respect to the Tay (Rolls-Royce) and PW4000 (Pratt & Whitney) engines, which represent some of the Group's newer programs. Revenues associated with the demand for replacement parts that complement the repair services provided to customers were also down in fiscal 2001 because of the reduced repair volumes in general.

Operating income in fiscal 2001 increased to $2.6 million, or 4.8% of net sales, from $2.3 million, or 3.8% of net sales, in fiscal 2000. Reduced sales volumes for repair services again adversely impacted the Repair Group's operating income. During fiscal 2001, the Repair Group's operating income was also negatively impacted by an increase in its reserve for obsolete replacement parts inventory of $0.7 million, when compared to 2000, of which $0.6 million was recorded in the fourth quarter of fiscal 2001. These negative impacts were partially offset by the positive impact of improved margins on the sales of replacement parts. Lower costs in 2001 for used replacement parts, that could be refurbished, resulted in improved margins on the sale of replacement parts. However, the overwhelming contributor to the Repair Group's sustained operating profit, in spite of its reduced sales volumes and additional reserve provisions, has been the positive impact on the Group's margins of the further weakening of the euro in relation to the U.S. dollar during fiscal 2001, when compared to fiscal 2000. Such positive impact accounted for approximately $2.5 million in operating income. The vast majority of the Repair Group's U.S. and non-U.S. sales are denominated in U.S. dollars. At the same time, over 50% of the Group's operations are located in Ireland and the majority of its related costs are denominated in local currency that is tied directly to the euro. Consequently, as the euro declines, such costs are favorably impacted when measured and reported in equivalent U.S. currency.

During fiscal 2001, the Repair Group's selling, general and administrative expenses increased to $5.9 million, or 10.9% of net sales, from $5.6 million, or 9.1% of net sales in fiscal 2000. During fiscal 2001, the Repair Group recorded an increase in bad debt expense of $0.8 million, when compared to fiscal 2000, of which $0.2 million was recorded in the fourth quarter of fiscal 2001. The increase in bad debt expense was partially offset by the positive impact of a weaker euro as discussed previously.

AEROSPACE COMPONENT MANUFACTURING GROUP ("ACM GROUP")
Net sales for fiscal 2001 increased 17% to $40.9 million, compared with $35.0 million in fiscal 2000. The sales increase is net of a reduction in selling price of approximately $1.0 million caused by a decline in the market price of a key raw material that was passed on to customers in the second half of fiscal 2000. The increase in net sales is primarily attributable to an increase in the number of AE series new generation jet engines built by Rolls-Royce Corporation for business and regional jets, as well as transport and surveillance aircraft. Net sales in 2001 also benefited from an increase in shipments of components for military aircraft, as well as airframe components sold to commercial aircraft manufacturers.

The ACM Group's operating income in 2001 was $3.5 million, or 8.5% of net sales, compared with $1.5 million, or 4.3% of net sales in 2000. The overall higher net sales level generated $0.8 million of operating income. In addition, the Group's operating income in 2001 benefited by $1.2 million as a result of improved efficiencies resulting from higher production volumes. The operating income in 2001 also benefited by $0.4 million due to process improvements and $0.4 million in lower tooling costs. LIFO benefit was $0.1 million and $0.8 million in 2001 and 2000, respectively. Selling, general and administrative expenses for fiscal 2001 increased $0.3 million to $2.2 million, compared to $1.9 million in fiscal 2000. The increase in fiscal 2001 is primarily attributable to lower selling, general and administrative expense recognized in fiscal 2000 due to a nonrecurring reevaluation of the Company's obligation to provide certain medical benefits to a small number of individuals who retired prior to 1993. Operating income as a percentage of net sales also benefited in fiscal 2001 from the decline in the market price of a key raw material in the second half of fiscal 2000.

METAL FINISHING GROUP
Net sales for fiscal 2001 increased 8.6% to $10.3 million, compared with $9.5 million in fiscal 2000. Contract service sales volumes increased $0.5 million, or 19%, representing 36% of total sales, in fiscal 2001 when compared to fiscal 2000. Solution sales increased $0.1 million, or 3%, representing 45% of total sales, in 2001 when compared to 2000.

Operating income in fiscal 2001 increased to $1.7 million, or 16.7% of net sales, from $1.1 million, or 11.2% of net sales, in fiscal 2000. Margins improved in fiscal 2001, when compared to fiscal 2000, due principally to product mix, both in terms of increased sales and a higher margin in the contract services area as well as a shift within solutions sales to more of the higher margin precious metal solutions. In addition the Metal Finishing Group realized some production efficiencies on increased sales and fiscal 2000 had a nonrecurring charge of $0.1 million related to employee benefits. During fiscal 2001, the Metal Finishing Group's selling, general and administrative expenses of $2.9 million were generally comparable to fiscal 2000 in amount, but represented a lower percentage of net sales.

CORPORATE UNALLOCATED EXPENSES
Corporate unallocated expenses, consisting of corporate salaries and benefits, legal and professional and other corporate expenses, were $1.9 million in both 2001 and 2000. Corporate unallocated expenses were favorably impacted by $0.2 million of lower expenses related to consulting, defined contribution plan administration costs, public company expenses and actuarially determined defined benefit pension plan costs. This was offset by $0.2 million in higher management incentive expense and legal and professional expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
================================================================================

OTHER/GENERAL
Interest income increased to $0.5 million in 2001, compared with $0.2 in 2000, primarily due to the increase in cash and cash equivalents in fiscal 2001, offset in part by lower interest rates. Interest expense was $1.2 million in 2001, compared with $1.0 million in fiscal 2000. Interest expense was negatively impacted by higher average borrowings under the Company's revolving credit agreement, offset in part by lower interest rates.

Other expense was $0.6 million in fiscal 2001, compared with other income of $0.3 million in 2000. $0.8 million of this change is due to foreign currency transaction losses, of which $1.0 million of such loss occurred in the fourth quarter of 2001. These exchange losses result from the impact of the strengthening euro, principally in the fourth quarter of 2001, on the carrying values of certain net monetary assets of the Company's non-U.S. subsidiaries. In addition, the amount of grant income from Irish government agencies recognized by the Company's Irish subsidiary declined $0.1 million to $0.4 million in 2001, compared with $0.5 million in 2000.

During fiscal 2001, U.S. income taxes were provided on the undistributed fiscal 2001 earnings of non-U.S. subsidiaries in anticipation that distributions from such earnings, to the extent they may occur, would result in an additional income tax liability. The Company's consolidated income tax provision of $1.7 million results in an effective tax rate of 36.3% in 2001, compared to 2.3% in 2000. Expenses not deductible for tax purposes resulted in an effective tax rate higher than the statutory rate.

The Company's backlog as of September 30, 2001 was $35.8 million. Approximately 3.4% of the backlog is on hold and 10.2% is scheduled for delivery beyond fiscal 2002. The following is a breakout by business segment: Repair Group--$7.8 million and ACM Group--$28.0 million. The Metal Finishing Group essentially had no backlog. All orders are subject to modification or cancellation by the customer with limited charges. The Company believes that backlog may not necessarily be indicative of actual sales for any succeeding period.

FISCAL YEAR 2000 COMPARED WITH FISCAL YEAR 1999

In 2000, net sales decreased 8.1% to $106.1 million from $115.5 million in 1999. Net income per diluted share was $.47 compared to $.72 in 1999.

TURBINE COMPONENT SERVICES AND REPAIR GROUP ("REPAIR GROUP")
The Repair Group, which accounted for 58% of the Company's business in fiscal 2000, had net sales of $61.7 million, down 14.5% from the $72.1 million level in fiscal 1999. The net sales growth that was anticipated when we expanded our repair facilities in 1998 has not materialized. The primary contributor to the decline in repair sales volume has been the reduced demand for the overhaul of older model Pratt & Whitney JT8D and JT9D engines as many of the older model 737-100/200, 727, 747-100/200 and DC-9 aircraft powered by these engines have experienced reduced utilization or were retired from their respective fleets. Also contributing to the reduction in repair sales was the reduced volume of repairs to the CFM-56 (GE/SNECMA) and RB211 (Rolls-Royce) engines as a result of the increased direct involvement of the jet engine manufacturers into the repair marketplace. Revenues associated with the demand for replacement parts that complement the repair services provided to customers was also down in 2000 because of the reduced repair volumes in general.

Operating income in fiscal 2000 declined to $2.3 million, or 3.8% of net sales, from $4.5 million, or 6.2% of net sales, in fiscal 1999. While repair sales were down in fiscal 2000 compared to fiscal 1999, margins on such sales were up slightly as a direct result of the further weakening of the euro in relation to the U.S. dollar. The vast majority of the Repair Group's U.S. and non-U.S. sales are denominated in U.S. dollars. At the same time, over 50% of the Group's operations are located in Ireland and related costs are denominated in local currency that is tied directly to the euro. Consequently, as the euro declines, such costs are favorably impacted when measured and reported in equivalent U.S. currency. A decline in the availability of used replacement parts that can be refurbished required the Repair Group to procure higher cost new OEM replacement parts. As a result, not only did the Repair Group experience a general reduction in sales volume, the Repair Group also was impacted by lower margins on replacement parts sales due to higher replacement part costs in fiscal 2000.

During fiscal 2000, the Repair Group's selling, general and administrative expenses decreased to $5.6 million, or 9.1% of net sales, from $5.9 million, or 8.2% of net sales, in fiscal 1999.

AEROSPACE COMPONENT MANUFACTURING GROUP ("ACM GROUP")
Net sales for fiscal 2000 increased 1.8% to $35.0 million, compared with $34.3 million for fiscal 1999. The sales increase is net of a reduction in selling price of $1.1 million caused by a decline in the market price of a key raw material during fiscal 2000 that was passed on to customers. The increase in sales is attributable to a rise in the build rates for business and regional jet aircraft during the latter part of fiscal 2000, offset in part by a reduction in the large aircraft build cycle from its peak in 1999.

The ACM Group's operating income in fiscal 2000 was $1.5 million, or 4.3% of net sales, compared with $1.1 million, or approximately 3.2% of net sales in fiscal 1999. The operating income percentage benefited in fiscal 2000 from the decline in the market price of a key raw material. In addition, the ACM Group benefited from a $0.8 million and $0.3 million LIFO reversal in fiscal 2000 and 1999, respectively. During fiscal 2000 this benefit was partially offset by an increase in tooling expenditures of $0.7 million. The increase is attributable to construction of new tooling to support new programs, as well as increases in die maintenance costs as a result of the full year impact of the ACM Group's implementation of its Synchronous Manufacturing project in fiscal 1999. The objectives of the Synchronous Manufacturing project include shorter lead times, shorter cycle times, lower inventories and increased capacity for new orders and new products.

Selling, general and administrative expenses for fiscal 2000 declined $0.2 million to $2.0 million, compared to $2.2 million in fiscal 1999. The decline in selling, general and administrative expenses is primarily attributable to the Company reevaluating its obligation to provide certain medical benefits to a small group of individuals who retired prior to 1993 and their surviving spouses. The Company does not anticipate that reevaluation of this obligation will produce comparable results in future years.

METAL FINISHING GROUP
Net sales for fiscal 2000 increased 5.0% to $9.5 million, compared with $9.1 million in fiscal 1999. Product mix between contract service sales, at 33%, and solution sales, at 49%, was consistent for both fiscal years.

Operating income in fiscal 2000 declined to $1.1 million, or 11.2% of net sales, from $1.2 million, or 13.3% of net sales, in fiscal 1999. In fiscal 2000, there was a nonrecurring charge of $0.1 million related to employee benefits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
================================================================================

During fiscal 2000, the Metal Finishing Group's selling, general and administrative expenses increased to $2.9 million, or 30.1% of net sales, from $2.8 million, or 31.2% of net sales, in fiscal 1999. The increase in 2000 was due principally to an increase of $0.1 million in selling expenses reflecting the cost of increased sales efforts in fiscal 2000.

CORPORATE UNALLOCATED EXPENSES
Corporate unallocated expenses of $1.9 million in both 2000 and 1999, consist of corporate salaries and benefits, legal and professional and other corporate expenses. Corporate unallocated expenses were favorably impacted in the fourth quarter of fiscal 2000 by $0.3 million due to changes in estimates in amounts provided for defined benefit pension plan expense, insurance expense, management incentive expense and charitable donation provision. Fourth quarter fiscal 2000 corporate unallocated expenses also were favorably impacted by $0.1 million due to lower overall spending for compensation, professional services, employee travel, and public company expenses. The Company does not anticipate that similar favorable results may necessarily occur in future periods.

OTHER/GENERAL
Consolidated selling, general and administrative expenses for the fourth quarter of fiscal 2000 were favorably impacted by $0.6 million for the foregoing reasons noted with respect to the ACM Group's selling, general and administrative expenses and corporate unallocated expenses.

Net interest expense for 2000 is down 17.6% to $0.8 million from $1.0 million in 1999, primarily due to the Company's reduction of its outstanding debt obligations through the use of its operating cash flows.

The Company's backlog as of September 30, 2000 was $42.6 million. Approximately 2.8% of the backlog is on hold and 6.2% is scheduled for delivery beyond fiscal 2001. The following is a breakout by business segment: Repair Group--$9.0 million; ACM Group--$33.5 million; and Metal Finishing Group--$0.1 million.

LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents increased during fiscal 2001 to $13.8 million from $4.7 million at September 30, 2000. At present, essentially all of the Company's cash and cash equivalents are in the possession of its non-U.S. subsidiaries and relate to undistributed earnings of these non-U.S. subsidiaries. Distribution of these non- U.S. subsidiary earnings would be subject to U.S. income taxes. The Company considers the undistributed earnings, accumulated prior to October 1, 2000, of its non-U.S. subsidiaries to be indefinitely reinvested in operations outside the United States. The Company has provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries accumulated in fiscal 2001 and will continue to provide for U.S. income taxes on such future earnings for the foreseeable future. During the first quarter of fiscal 2002, the Company received a distribution of $2.5 million from its non-U.S. subsidiary's fiscal 2001 earnings.

Cash flow activity for fiscal 2001 is presented in the Consolidated Statements of Cash Flows. A decrease in the Repair Group's accounts receivable of $4.6 million was partially offset by an increase in the ACM Group's accounts receivable of $3.4 million. Repair Group accounts receivable decreased due to lower overall sales, as well as overall improvement in cash collections and an increase in the Repair Group's allowance for doubtful accounts. The ACM Group's accounts receivable increased due to higher overall sales, and slower cash collections. ACM Group inventories decreased $0.5 million, while Repair Group inventories decreased a net of $1.6 million. Strong ACM Group fourth quarter sales helped reduce the ACM Group's inventories, while the Repair Group's inventory decrease is attributable primarily to a reduction in replacement parts inventories in response to lower replacement part sales and an increase in its reserve for obsolete replacement parts inventory. The overall reduction in accounts payable of $2.3 million is due primarily to the overall lower year-end inventory levels. Working capital was $36.9 million at September 30, 2001, compared to $28.7 million at September 30, 2000. The current ratio was 3.3 and
2.6 at September 30, 2001 and 2000, respectively.

Capital expenditures were $4.1 million in fiscal 2001, compared with $4.7 million in fiscal 2000. Fiscal 2001 capital expenditures consisted of equipment that will enhance the Repair Group's turbine repair services, other new equipment and the upgrade of existing equipment. The Company has no material outstanding commitments for capital expenditures. The Company believes that, given the uncertainties in the markets that it serves, capital expenditures in fiscal 2002 will not exceed fiscal 2001 levels.

The Company's long-term debt as a percentage of equity at September 30, 2001 and 2000 was 30.6% and 26.3%, respectively. At September 30, 2001, the Company had $5.0 million outstanding against its $10.0 million revolving credit facility.

During the fourth quarter of fiscal 2001, the Company announced the reinstatement of its share-repurchase program that had been suspended during the second quarter of fiscal 2001. No shares were repurchased in fiscal 2001. During fiscal 2000, common shares totaling 70,700 of the 100,000 shares approved were repurchased. No dividends were declared in fiscal 2001. Dividends of $1.0 million were paid in fiscal 2000.

OUTLOOK
The Company's business is heavily dependent upon the strength of the commercial airlines and the aircraft and related engine manufacturers. Consequently, the performance of the domestic and international air transport industry directly and significantly impact the performance of the Repair and ACM Groups' businesses. The air transport industry's long-term outlook has, for many years, been one of continued growth, which suggested the need for additional aircraft and growth in the requirement for aircraft and related engine repairs.

The events of September 11, 2001 have resulted in an immediate reduction in the demand for passenger travel both in the U.S. and internationally. It is difficult to determine at this time what the long-term impact of these events will be on air travel and the demand for the services and products provided by the Company. However, aircraft manufacturers have recently announced reductions in forecasted aircraft deliveries in the next few years as a result of reduced demand, and many airlines have cancelled or rescheduled deliveries of new aircraft to which they had previously committed. In addition, the financial condition of many airlines in the U.S. and throughout the world is weak and some airlines have entered bankruptcy proceedings, while others have announced major restructurings, including significant reductions in service and the grounding of aircraft. This unexpected increase in the number idle aircraft, the number of which is skewed heavily toward older models, may disproportionately and negatively impact the Repair Group due to its concentration of providing replacement parts and repair services for the engines that power these aircraft. These factors could result in a decrease in orders for new and after-market commercial aerospace products and services; an increase in credit risk associated with doing business with the financially troubled airlines and their suppliers; and an increase in slow moving and/or

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
================================================================================

obsolete replacement parts inventory related to older model engines that are experiencing reduced usage. All of these consequences, to the extent that they occur, could negatively impact the Company's sales, operating profits and cash flows. However, in light of the current business environment, the Company believes that funds available under its credit facilities and anticipated funds generated from operations will be adequate to meet its liquidity needs through the foreseeable future.

RECENTLY ISSUED ACCOUNTING STANDARDS
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" on October 1, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income (loss), based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The Company uses an interest rate swap agreement to convert its variable rate term note to an effective fixed rate of 7.74%, subject to adjustment based upon the level of certain financial ratios. In accordance with the transition provisions of SFAS No. 133, upon adoption of this standard, the Company recorded in accumulated other comprehensive income (loss) a net of tax cumulative effect type adjustment of $0.1 million to recognize the fair value of the interest rate swap designated as a cash flow hedging instrument. Upon adoption, the derivative instrument was also recognized on the balance sheet at its fair value of $0.2 million.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". This standard is effective for fiscal years beginning after December 15, 2001. The Company has the option to adopt SFAS No. 142 in the first quarter of fiscal 2002. The Company has not yet determined when it will adopt this standard. The standard changes financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test. The adoption of this standard will result in no further amortization of goodwill. Amortization of goodwill in 2001 was $0.1 million, or $0.02 per share (diluted). At this time, the Company has not prepared an analysis of this standard to determine if an impairment charge would be recognized upon adoption.

The Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", in June 2001. SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. The adoption of this standard did not have an impact on the Company's financial position or results of operations.

EFFECTS OF FOREIGN CURRENCY AND INFLATION
The Company operates internationally and enters into transactions denominated in non-U.S. dollar currencies. As a result, the Company is subject to the variability that arises from exchange rate movements. The impact of changes in exchange rates on the operating results of the Company were discussed previously in "Results of Operations". The Company's use of foreign currency derivative contracts is discussed under the heading, "Quantitative and Qualitative Disclosures about Market Risk."

The Company believes that inflation has not materially affected its results of operations in 2001 and 2000, and does not expect inflation to be a significant factor in fiscal 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
In the ordinary course of business, the Company is subject to foreign currency and interest rate risk. The risks primarily relate to the sale of the Company's products in transactions denominated in non- U.S. dollar currencies (principally the euro), the payment, in local currency, of wages and other costs related to the Company's non- U.S. operations, and changes in interest rates on the Company's long-term debt obligations.

FOREIGN CURRENCY RISK
The U.S. dollar is the functional currency for all of the Company's U.S. operations. For these operations, all gains and losses from currency transactions, if any, are included in income currently. For the Company's non-U.S. subsidiaries, the functional currency is the local currency. Assets and liabilities are translated into U.S. dollars at the rates of exchange at the end of the year and revenues and expenses are translated using average rates of exchange. Translation adjustments are reported as a component of comprehensive income. Effective October 1, 2001, the Company changed the functional currency of its Irish subsidiary from the euro to the U.S. dollar. The functional currency was changed because a substantial majority of the subsidiary's transactions are now denominated in U.S. dollars.

Historically, the Company has been able to mitigate the impact, if any, of foreign currency risk by means of hedging such risk through the use of foreign currency exchange contracts. While the Company had foreign currency exchange contracts outstanding during 2001, at September 30, 2001, there were no foreign currency exchange contracts outstanding. The Company will continue to evaluate its foreign currency risk, if any, and the effectiveness of using similar hedges in the future to mitigate such risk. During the first quarter of fiscal 2002, the Company entered into a number of foreign currency exchange contracts expiring throughout fiscal 2002 to sell U.S. dollars aggregating $16.0 million.

INTEREST RATE RISK
The Company is exposed to uncertain risks, primarily resulting from the effects of changes in interest rates. To reduce exposure to such risks resulting from fluctuations in interest rates, the Company uses derivative financial instruments. Specifically, the Company uses an interest rate swap agreement to mitigate the effects of interest rate fluctuations on net income by changing the floating interest rates on certain portions of the Company's debt to fixed interest rates. The effect of changes in interest rates on the Company's results of operations generally has been small relative to other factors that also affect net income, such as sales and operating profit. Management believes that its use of these derivative financial instruments to reduce risk is in the Company's best interest. The Company does not enter into derivative financial instruments for trading purposes.

The Company's primary interest rate risk exposure results from its revolving credit agreement and industrial development bond. The Company's term note has its interest rate effectively fixed through an interest rate swap agreement. If interest rates were to increase 100 basis points (1%) from September 30, 2001 rates, and assuming no changes in long-term debt from September 30, 2001 levels, the additional annual expense to the Company would be approximately $0.1 million.

                                   SIFCO Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME  Years ended September 30
                                   (Amounts in thousands, except per share data)
================================================================================

                                                             2001              2000              1999
========================================================================================================
NET SALES                                                 $ 105,633         $ 106,138         $ 115,490
OPERATING EXPENSES:
  Cost of goods sold                                         86,761            90,732            97,772
  Selling, general and administrative expenses               12,960            12,357            12,827
--------------------------------------------------------------------------------------------------------
      Total operating expenses                               99,721           103,089           110,599
--------------------------------------------------------------------------------------------------------
          Operating income                                    5,912             3,049             4,891

INTEREST INCOME                                                (530)             (196)             (277)
INTEREST EXPENSE                                              1,189             1,019             1,276
OTHER EXPENSE (INCOME), NET                                     585              (253)             (213)
--------------------------------------------------------------------------------------------------------
      Income before income tax provision                      4,668             2,479             4,105
INCOME TAX PROVISION                                          1,694                57               332
--------------------------------------------------------------------------------------------------------
          Net income                                      $   2,974         $   2,422         $   3,773
=======================================================================================================


NET INCOME PER SHARE (BASIC)                              $     .58         $     .47         $     .73
NET INCOME PER SHARE (DILUTED)                            $     .58         $     .47         $     .72

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES (BASIC)              5,144             5,169             5,181
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES (DILUTED)            5,165             5,203             5,228

See accompanying notes to consolidated financial statements.

                                   SIFCO Industries, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS        September 30
                                   (Amounts in thousands, except per share data)
================================================================================

                                                                                   2001              2000
===========================================================================================================
                         ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                    $ 13,787         $  4,687
    Receivables, less allowance for doubtful accounts
      of  $1,422 in 2001 and $765 in 2000                                          18,705           19,743
    Inventories                                                                    18,013           19,878
    Deferred income taxes                                                           1,709            1,486
    Prepaid expenses and other current assets                                         578              656
-----------------------------------------------------------------------------------------------------------

         Total current assets                                                      52,792           46,450

PROPERTY, PLANT AND EQUIPMENT:
    Land                                                                              859              859
    Buildings                                                                      19,063           18,493
    Machinery and equipment                                                        58,723           55,724
-----------------------------------------------------------------------------------------------------------

                                                                                   78,645           75,076
    Less - accumulated depreciation and amortization                               49,262           46,067
-----------------------------------------------------------------------------------------------------------

         Property, plant and equipment, net                                        29,383           29,009

OTHER ASSETS:
    Funds held by trustee for capital project                                          92              530
    Goodwill and other intangible assets, net                                       3,558            3,866
    Other assets                                                                      771              645
-----------------------------------------------------------------------------------------------------------

         Total other assets                                                         4,421            5,041
-----------------------------------------------------------------------------------------------------------

               Total assets                                                      $ 86,596         $ 80,500
===========================================================================================================
              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current maturities of long-term debt                                         $  1,430         $  1,420
    Accounts payable                                                                6,717            8,921
    Accrued liabilities                                                             7,702            7,433
-----------------------------------------------------------------------------------------------------------

         Total current liabilities                                                 15,849           17,774

LONG-TERM DEBT, NET OF CURRENT MATURITIES                                          15,107           11,962

OTHER LONG-TERM LIABILITIES                                                         6,266            5,264

SHAREHOLDERS' EQUITY:
    Serial preferred shares, no par value, authorized 1,000 shares                     --               --
    Common shares, par value $1 per share, authorized 10,000 shares;
        issued 5,308 shares in 2001 and 5,205 shares in 2000;
        outstanding 5,237 shares in 2001 and 5,134 shares in 2000                   5,308            5,205
    Additional paid-in capital                                                      6,783            6,413
    Retained earnings                                                              45,615           42,641
    Accumulated other comprehensive loss                                           (7,423)          (8,310)
    Unearned compensation--restricted common shares                                  (460)              --
    Common shares held in treasury at cost, 71 shares in 2001 and 2000               (449)            (449)
-----------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                49,374           45,500
-----------------------------------------------------------------------------------------------------------
               Total liabilities and shareholders' equity                        $ 86,596         $ 80,500
===========================================================================================================

See accompanying notes to consolidated financial statements.

                                        SIFCO Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS   Years ended September 30
                                        (Amounts in thousands, except per share
                                        data)
================================================================================

                                                                         2001             2000             1999
==================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                        $  2,974         $  2,422         $  3,773
     Adjustments to reconcile net income to
      net cash provided by operating activities:
        Depreciation and amortization                                     4,368            4,632            4,789
        Loss on disposal of property, plant and equipment                   160               --               71
        Deferred income taxes                                             1,286              176              335

     Changes in operating assets and liabilities:
        Receivables                                                       1,205              575           (2,776)
        Inventories                                                       2,081            2,177            2,596
        Refundable income taxes                                              --              354             (354)
        Prepaid expenses and other current assets                            84              606             (851)
        Other assets                                                       (119)             229              235
        Accounts payable                                                 (2,268)           1,341             (207)
        Accrued liabilities                                                 176           (1,873)          (1,217)
        Other long-term liabilities                                        (886)            (168)           1,301
------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                      9,061           10,471            7,695

CASH FLOWS FROM INVESTING ACTIVITIES:
        Capital expenditures                                             (4,082)          (4,652)          (4,899)
        Decrease in funds held by trustee for capital project               438              147              245
        Other                                                                44             (404)            (242)
------------------------------------------------------------------------------------------------------------------

           Net cash used for investing activities                        (3,600)          (4,909)          (4,896)

CASH FLOWS FROM FINANCING ACTIVITIES:
        Proceeds from revolving credit agreement                         30,132            9,286           20,500
        Repayments of revolving credit agreement                        (25,557)          (8,889)         (21,600)
        Repayments of long-term debt                                     (1,420)          (1,415)          (2,400)
        Repurchase of common shares                                          --             (449)              --
        Cash dividends declared                                              --           (1,031)          (1,037)
        Issuance of common shares                                            13               73              177
------------------------------------------------------------------------------------------------------------------

           Net cash provided by (used for) financing activities           3,168           (2,425)          (4,360)
------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                          8,629            3,137           (1,561)
Cash and cash equivalents at beginning of year                            4,687            2,022            3,780
Effect of exchange rate changes on cash and cash equivalents                471             (472)            (197)

Cash and cash equivalents at end of year                               $ 13,787         $  4,687         $  2,022
==================================================================================================================

Supplemental disclosure of cash flow information:
        Cash paid for interest                                         $ (1,082)        $ (1,021)        $ (1,295)
        Cash recovered (paid) for income taxes, net                         460              (62)          (1,246)



See accompanying notes to consolidated financial statements.

                                  SIFCO Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF        Years ended September 30
SHAREHOLDERS' EQUITY              (Amounts in thousands, except per share data)
================================================================================

                                                                            ACCUMULATED                COMMON
                                                    ADDITIONAL                 OTHER                   SHARES       TOTAL
                                        COMMON       PAID-IN     RETAINED  COMPREHENSIVE   UNEARNED    HELD IN   SHAREHOLDERS'
                                        SHARES       CAPITAL     EARNINGS  INCOME (LOSS) COMPENSATION  TREASURY     EQUITY
===============================================================================================================================
BALANCE - September 30, 1998           $  5,170     $  6,198    $ 38,514     $      8       $   --       $   --     $ 49,890
    Comprehensive income:
      Net income                             --           --       3,773           --           --           --        3,773
      Foreign currency translation
        adjustment                           --           --          --       (2,757)          --           --       (2,757)
                                                                                                                    --------
         Total comprehensive income                                                                                    1,016

    Shares issued to Defined
      Contribution Plan                       6           51          --           --           --           --           57
    Shares issued to vendor as
      payment for services                    4           48          --           --           --           --           52
    Stock options exercised, net of
      shares surrendered                     13           55          --           --           --           --           68
    Dividends declared
      ($.20 per share)                       --           --      (1,037)          --           --           --       (1,037)
----------------------------------------------------------------------------------------------------------------------------

BALANCE - September 30, 1999           $  5,193     $  6,352    $ 41,250     $ (2,749)      $   --       $   --     $ 50,046
    Comprehensive loss:
      Net income                             --           --       2,422           --           --           --        2,422
      Foreign currency translation
        adjustment                           --           --          --       (5,561)          --           --       (5,561)
                                                                                                                    --------
         Total comprehensive loss                                                                                     (3,139)

    Shares issued to Defined
      Contribution Plan                       1            5          --           --           --           --            6
    Shares issued to vendor as
      payment for services                    6           42          --           --           --           --           48
    Stock options exercised                   5           14          --           --           --           --           19
    Shares repurchased and
      held in treasury                       --           --          --           --           --         (449)        (449)
    Dividends declared
      ($.20 per share)                       --           --      (1,031)          --           --           --       (1,031)
----------------------------------------------------------------------------------------------------------------------------

BALANCE - September 30, 2000           $  5,205     $  6,413    $ 42,641     $ (8,310)      $   --     $   (449)    $ 45,500
    Comprehensive income:
      Net income                             --           --       2,974           --           --           --        2,974
      Foreign currency translation
        adjustment                           --           --          --        1,191           --           --        1,191
      Unrealized loss on interest
        rate swap agreement                  --           --          --         (304)          --           --         (304)
                                                                                                                    --------
         Total comprehensive income                                                                                    3,861

    Shares issued to vendor as
      payment for services                    3           10          --           --           --           --           13
    Shares issued under restricted
      stock plan                            100          360          --           --         (460)          --           --
----------------------------------------------------------------------------------------------------------------------------

BALANCE - September 30, 2001           $  5,308     $  6,783    $ 45,615     $ (7,423)    $   (460)    $   (449)    $ 49,374
============================================================================================================================

See accompanying notes to consolidated financial statements.

                         SIFCO Industries, Inc. and Subsidiaries
NOTES TO CONSOLIDATED    Years ended September 30, 2001, 2000 1999 and
FINANCIAL STATEMENTS     (Amounts in thousands, except share and per share data)
================================================================================
1.   SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES

A.   DESCRIPTION OF BUSINESS
SIFCO Industries, Inc. and Subsidiaries (the "Company") is engaged in the production and sale of a variety of metalworking processes, services and products produced primarily to the specific design requirements of its customers. The processes and services include forging, heat treating, coating, welding, machining and brush plating; and the products include forgings, machined forged parts and other machined metal parts, remanufactured component parts for turbine engines, and brush plating solutions and equipment.

B.   PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

C.   CASH EQUIVALENTS
The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

D.   INVENTORY VALUATION
Inventories are stated at the lower of cost or market. Inventory costs include material, direct labor and factory overhead. Cost is determined by the last-in, first-out (LIFO) method for approximately 35% and 31% of inventories at September 30, 2001 and 2000, respectively. The first-in, first-out (FIFO) method is used for the remainder of inventories.

E.   PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost. Depreciation and amortization are generally computed using the straight-line method, except for certain operations, which use the declining balance method, and are provided in amounts sufficient to amortize the cost of the assets over their estimated useful lives. Depreciation provisions are based on estimated useful lives: buildings and building improvements - 5 to 50 years and machinery and equipment, including office and computer equipment, - 2 to 20 years.

F.   GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill and other intangible assets primarily represent the excess of cost over the net assets of acquired companies. Goodwill is amortized using the straight-line method over 40 years. Also included is a 10-year, non-competition agreement with the former owner of an acquired company. This asset is being amortized using the straight-line method over 10 years. At September 30, 2001 and 2000, accumulated amortization of goodwill and other intangible assets was $3,179 and $2,853, respectively. The Company uses an undiscounted cash flow method to periodically review the value of goodwill and other intangible assets and believes such assets are realizable.

G.   NET INCOME PER SHARE
The Company's net income per basic share amounts have been computed based on the average number of common shares outstanding. Net income per diluted share amounts reflect the effect of the Company's outstanding stock options under the treasury stock method.

H.   REVENUE RECOGNITION
The Company recognizes revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Revenues are generally recognized when products are shipped or services are provided to customers.

I.   ADOPTION OF NEW ACCOUNTING STANDARD
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" on October 1, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income (loss), based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The Company uses an interest rate swap agreement to convert its variable rate term note to an effective fixed rate of 7.74%, subject to adjustment based upon the level of certain financial ratios. In accordance with the transition provisions of SFAS No. 133, upon adoption of this standard, the Company recorded in accumulated other comprehensive income (loss) a net of tax cumulative effect type adjustment of $135 to recognize the fair value of the interest rate swap designated as a cash flow hedging instrument. The derivative was also recognized on the balance sheet upon adoption at its fair value of $205.

J.   NEW ACCOUNTING STANDARDS
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." This standard is effective for fiscal years beginning after December 15, 2001. The Company has the option to adopt SFAS No. 142 in the first quarter of fiscal 2002. The Company has not yet determined when it will adopt this standard. The standard changes financial accounting and reporting for acquired goodwill and indefinite life intangible assets. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test. The adoption of this standard will result in no further amortization of goodwill. Amortization of goodwill in 2001 was $116, or $0.02 per share (diluted). At this time, the Company has not prepared an analysis of this standard to determine if an impairment charge would be recognized upon adoption.

The Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", in June 2001. SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. The adoption of this standard did not have an impact on the Company's financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)              (Amounts in thousands, except share and per share data)
================================================================================

K.   USE OF  ESTIMATES
Accounting principles generally accepted in the United States require management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent liabilities, at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period in preparing these consolidated financial statements. Actual results could differ from these estimates.

L.   RECLASSIFICATIONS
Certain amounts in prior years have been reclassified to conform to the 2001 consolidated financial statement presentation.

2.   INVENTORIES
Inventories consist of:

                                                          2001            2000
================================================================================

Raw materials and supplies                               $ 5,714         $ 4,427
Work-in-process                                            5,905           8,175
Finished goods                                             6,394           7,276
--------------------------------------------------------------------------------

Total inventories                                        $18,013         $19,878
================================================================================

If the FIFO method had been used for the entire Company, inventories would have been $2,884 and $2,979 higher than reported at September 30, 2001 and 2000, respectively.

3.   ACCRUED LIABILITIES
Accrued liabilities consist of:

                                                          2001            2000
================================================================================
Accrued employee compensation
  and benefits                                            $2,076          $1,653
Accrued workers' compensation                              1,497           1,471
Accrued income taxes                                         975              80
Accrued royalties                                            916           1,709
Other accrued liabilities                                  2,238           2,520
--------------------------------------------------------------------------------
Total accrued liabilities                                 $7,702          $7,433
================================================================================

4.   GOVERNMENT GRANTS
The Company receives grants and subsidies from the Republic of Ireland as an incentive to invest in facilities and training in that country. These grants and subsidies generally require that the Company maintain operations for up to ten years in order to qualify for the full value of benefits received. These grants are recorded as deferred credits when awarded and are subsequently amortized into income over the period in which such grants are required to be earned. The unamortized portion of these grants amounted to $1,892 and $2,656 at September 30, 2001 and 2000, and is included in other long-term liabilities. Grant revenue of $406, $513 and $620 for 2001, 2000 and 1999, respectively, is included in other expense (income), net.

These grants may be repayable in certain circumstances, principally the sale of related assets or discontinuance of operations. The contingent liability for such possible repayments was $4,794 and $4,545 at September 30, 2001 and 2000, respectively.

5.   LONG-TERM DEBT
Long-term debt consists of:

                                                             2001          2000
================================================================================

Term note payable to bank                                  $ 8,100       $ 9,300
Revolving credit agreement                                   4,972           397
Industrial development variable rate demand
   revenue bonds                                             3,465         3,685
--------------------------------------------------------------------------------

Total debt                                                  16,537        13,382
Less - current maturities                                    1,430         1,420
--------------------------------------------------------------------------------

Total long-term debt                                       $15,107       $11,962
================================================================================

The term note is unsecured and payable in quarterly installments of $300 through February 1, 2005 with the remaining balance of $3,900 due May 1, 2005. The term note has a variable interest rate which, after giving effect to an interest rate swap agreement with the same bank, becomes an effective fixed rate of 7.74% and is subject to adjustment based upon the level of certain financial ratios. The effective interest rate at September 30, 2001 was 7.99%. The interest rate swap agreement has a notional amount equal to the amount owed under the term note and bears interest at a fixed rate of 5.99%.

The Company has an unsecured $10,000 revolving credit agreement which expires on March 31, 2003 and bears interest at the bank's base rate. The interest rate was 6.0% at September 30, 2001. The average balance outstanding against the revolving credit agreement was $3,779, $212 and $2,205 during 2001, 2000 and 1999, respectively. A commitment fee of 1/4% is incurred on the remaining unused balance.

The Company has a $4,100, 15-year, industrial development bond outstanding, the net proceeds of which are being used at the Turbine Component Services and Repair facility in Tampa, Florida. The interest rate is reset weekly, based on prevailing tax-exempt money market rates (2.55% at September 30, 2001). The bond requires annual principal payments ranging from $230 in 2002 to $355 in 2013. The bonds are guaranteed by a letter of credit, which is secured by the property and equipment of the facility.

Under its various credit agreements, the Company is subject to certain customary covenants. These include, without limitation, a minimum tangible net worth level (as defined). At September 30, 2001 the Company was in compliance with such covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)             (Amounts in thousands, except share and per share data)
================================================================================
6.   INCOME TAXES
The components of income before income tax provision are as follows:

                                        2001             2000              1999
================================================================================

U.S.                                 $   519          $(1,192)          $  (498)
Non-U.S                                4,149            3,671             4,603
--------------------------------------------------------------------------------

Income before income tax provision    $4,668          $ 2,479           $ 4,105
================================================================================

The income tax provision consists of the following:

                                                2001         2000          1999
================================================================================

Current income tax provision (benefit):

U.S. federal                                  $ (117)     $  (564)       $ (667)
State and local                                   36          (11)            6
Non-U.S                                          489          456           658
--------------------------------------------------------------------------------

Total current tax provision                      408         (119)           (3)
--------------------------------------------------------------------------------

Deferred U.S. federal
  income tax provision                         1,286          176           335
--------------------------------------------------------------------------------

Income tax provision                          $1,694       $   57        $  332
================================================================================
The income tax provision differs from amounts currently payable or refundable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for tax purposes.

The income tax provision in the accompanying Consolidated Statements of Income differs from the statutory rate as follows:

                                                   2001        2000        1999
================================================================================

Income before income tax provision              $ 4,668     $ 2,479     $ 4,105
Less-U.S., state and local income tax
  provision (benefit)                                36         (11)          6
--------------------------------------------------------------------------------

Income before federal
  income tax provision                          $ 4,632     $ 2,490     $ 4,099
================================================================================

Income tax provision at U.S. federal
  statutory rate                                $ 1,575     $   847     $ 1,393
Tax effect of:
Non-U.S. tax rate differential                       --        (792)       (975)
Other                                                83          13         (92)

--------------------------------------------------------------------------------

U.S. federal and non-U.S
  income tax provision                            1,658          68         326
Add-U.S., state and local income tax
  provision (benefit)                                36         (11)          6
--------------------------------------------------------------------------------

Income tax provision                            $ 1,694     $    57     $   332
================================================================================

Deferred tax assets and liabilities consist of the following:

                                                           2001            2000
================================================================================

Deferred tax assets:
Employee benefits                                       $ 1,445         $ 1,308
Doubtful accounts                                           305             151
Inventory and property reserves                             536             355
Investment valuation reserve                                511             511
Foreign tax credits                                         161             161
Other                                                       156             370
--------------------------------------------------------------------------------

Total deferred tax assets                                 3,114           2,856

Deferred tax liabilities:
Depreciation                                              1,438           1,220
Unremitted foreign earnings                                 934              --
Personal property taxes                                      29             175
Other                                                       381              --
--------------------------------------------------------------------------------

Total deferred tax liabilities                            2,782           1,395
--------------------------------------------------------------------------------

Deferred tax assets net of liabilities                      332           1,461

Valuation allowance                                        (161)           (161)
--------------------------------------------------------------------------------

Net deferred tax assets                                 $   171         $ 1,300
================================================================================

The realization of the Company's net deferred tax assets is dependent upon the generation of future U.S. taxable income. Management believes it is more likely than not that the Company will generate sufficient future U.S. taxable income to fully utilize the established net deferred tax assets.

The Company considers the undistributed earnings, accumulated prior to October 1, 2000, of its non-U.S. subsidiaries to be indefinitely reinvested in operations outside the United States. Distribution of these non-U.S. subsidiary earnings would be subject to U.S. income taxes. Cumulative undistributed earnings of non- U.S. subsidiaries for which no U.S. federal deferred income tax liabilities have been established were approximately $25,000 at September 30, 2001. During 2001, the Company provided $934 for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries accumulated in fiscal 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)             (Amounts in thousands, except share and per share data)
================================================================================

7.  RETIREMENT BENEFIT PLANS
The Company and certain of its U.S. subsidiaries sponsor defined benefit pension plans covering most of its employees. The Company's funding policy for U.S. defined benefit plans is based on an actuarially determined cost method allowable under Internal Revenue Service regulations. Non-U.S. plans are funded in accordance with the requirements of regulatory bodies governing the plans.

Net pension expense for the Company-sponsored defined benefit plans for 2001, 2000 and 1999 consists of the following:

                                                 2001         2000         1999
================================================================================
Service cost                                  $   813      $   886      $   906
Interest cost                                   1,180        1,153          967
Expected return on plan assets                 (1,483)      (1,317)      (1,122)
Amortization of transition
  obligation (asset)                              (11)          12          (13)
Amortization of prior service cost                 42           42           (2)
Amortization of net gain                         (262)        (132)         (79)
--------------------------------------------------------------------------------

Net pension expense for defined
  benefit plans                               $   279      $   644      $   657
================================================================================

The status of all significant U.S. and non-U.S. defined benefit plans is as follows:

Benefit Obligations:                                      2001             2000
===============================================================================

Benefit obligation at
  beginning of year                                   $ 14,596         $ 15,446
Service cost                                               813              886
Interest cost                                            1,180            1,153
Participant contributions                                  180              187
Actuarial loss (gain)                                    1,997           (1,061)
Benefits paid                                           (1,581)          (1,395)
Currency translation adjustment                            142             (620)
--------------------------------------------------------------------------------

Benefit obligation at end of year                     $ 17,327         $ 14,596
================================================================================

Plan Assets:                                              2001             2000
================================================================================

Plan assets at beginning of year                      $ 18,144         $ 17,734
Actual return (loss) on plan assets                       (915)           1,941
Employer contributions                                     592              466
Participant  contributions                                 180              187
Benefits paid                                           (1,581)          (1,395)
Currency translation adjustment                            151             (789)
--------------------------------------------------------------------------------

Plan assets at end of year                            $ 16,571         $ 18,144
================================================================================

                                     Plans in which            Plans in which
                                      Assets Exceed             Accumulated
                                       Accumulated                Benefits
                                         Benefits              Exceed Assets
                                     ---------------           -------------

Reconciliation of
    Funded Status:                     2001        2000        2001        2000
================================================================================

Plan assets in excess of
   (less than) projected
   benefit obligations              $ 2,454     $ 3,941     $(3,210)    $  (393)
Unrecognized net (gain) loss         (1,939)     (3,917)        503      (1,999)
Unrecognized prior
    service cost                        326         640          57        (211)
Unrecognized transition
    asset                                --          (7)        (49)        (53)
Currency translation
    adjustment                           --          94          10          --
--------------------------------------------------------------------------------
Net amount recognized
     in the balance sheet           $   841     $   751     $(2,689)    $(2,656)
================================================================================

The net amounts are recorded in other long-term liabilities.

Assumptions used for defined benefit plans consist of:

                                               2001          2000          1999
================================================================================
Discount rate for liabilities                  7.1%          7.8%          7.4%
Expected return on assets                      8.4%          8.6%          8.1%
Rate of compensation increase                  4.0%          4.0%          4.0%

The Company also contributes to two U.S. multi-employer defined contribution plans for certain union employees. The Company's contributions to these plans in 2001, 2000 and 1999 were $47, $46 and $43, respectively.

All nonunion employees of the Company and its U.S. subsidiaries are eligible to participate in the Company's defined contribution plan. The Company's matching contribution expense for 2001, 2000 and 1999 was $77, $85 and $80, respectively.

The Company's Irish subsidiary sponsors, for all of its employees, a tax-advantaged profit sharing program, which was adopted in 1999. Company discretionary contributions and employee elective contributions are invested in common stock of the Company without being subject to personal income taxes if held for at least three years. Employees have the option of taking a cash taxable distribution. The total contribution expense was $-0- in 2001 and 2000, and $156 in 1999.

The Company's Irish subsidiary also sponsors, for certain of its employees hired after October 1, 2000, a defined contribution plan. The Company contributes annually 5.5% of eligible employee compensation, as defined. Total contribution expense in 2001 was $10.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)             (Amounts in thousands, except share and per share data)
================================================================================

8.   STOCK OPTIONS
During 1999, the Company adopted the 1998 Long-Term Incentive Plan. The aggregate number of stock options which may be granted under the Plan in each fiscal year is limited to 1.5% of the total outstanding shares at September 30, 1998 up to a maximum of 5% of such total outstanding shares. Options also remain outstanding under two previous stock option plans for which authority to issue additional grants has expired. Option exercise price is not less than fair market value on date of grant and options are exercisable no later than ten years from date of the grant. Options issued under all plans generally vest at a rate of 25% per year.

Option activity relating to these plans during the last three years was as follows:

                                               2001         2000           1999
================================================================================

Options at beginning of year                276,000      205,000        148,250
  Weighted average exercise price             $8.03        $8.28          $5.67
Options granted during the year              77,000       76,000         80,000
  Weighted average exercise price             $4.75        $7.08         $12.88
Options exercised during the year                --       (5,000)       (15,750)
  Weighted average exercise price             $  --        $3.75          $6.26
Options canceled during the year             (9,000)          --         (7,500)
  Weighted average exercise price             $5.70        $  --         $10.00
Options at end of year                      344,000      276,000        205,000
  Weighted average exercise price             $7.36        $8.03         $8.28
Options exercisable at end of year          174,000      138,750         97,500
  Weighted average exercise price             $7.16        $6.14          $4.84

The following table provides additional information regarding options outstanding as of September 30, 2001:


      Option       Options       Options               Remaining Life of
 Exercise Price  Outstanding    Exercisable            Options (Years)
================================================================================
       $3.75         5,000          5,000                    1.1
        4.25       100,000        100,000                    4.1
        4.69        63,000             --                    9.1
        5.16        10,000             --                    4.1
        6.50         5,000          5,000                    0.1
        6.81         5,000          1,250                    8.4
        6.94        55,000         13,750                    8.1
        7.63        16,000          4,000                    3.1
       12.88        75,000         37,500                    7.1
       20.38        10,000          7,500                    6.3
--------------------------------------------------------------------------------
    Total          344,000        174,000
================================================================================

The Company employs the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-
Based Compensation". The pro forma impact on compensation expense from incentive stock options granted was immaterial for all years presented.

The Company had three Phantom Stock Plans as of September 30, 1999. The benefit under the Plans was based upon the difference between the market price (as defined) and award price, at the distribution valuation date, multiplied by the vested award units; plus the market value (as defined) of dividend equivalent units. On April 26, 1999, the Company's Board of Directors formally approved an amendment to the three Plans to better reflect the intended long-term nature of such plans. The principal modification was to change the definition of market price. The market price was previously defined as the average of the high and low market price for the Company's common shares during the 10 days prior to the distribution valuation date. The modified market price is defined as the average of the month-end market prices for the Company's common shares during the 36-month period prior to the distribution valuation date. The impact, as of April 26, 1999, of changing the definition of market price was to increase the Company's obligation under the three Plans by approximately $591. Because a controlling number of Board members agreed, during the quarter ended March 31, 1999, to make such Plan amendments, the Company accounted for the Plans, as modified, during such quarter. During 2000, all remaining participants in the Company's three Phantom Stock Plans elected to discontinue participation in the Plans. Therefore, all such participants received full and final distributions from the Plans aggregating approximately $919 during 2000. Consequently, as of September 30, 2000, there were no award units outstanding under any of these Phantom Stock Plans, and the Company has no further obligation under such Plans. As of September 30, 1999, there were 111,663 award units outstanding under the Phantom Stock Plans at award prices ranging from $3.55 to $20.31, plus 10,122 dividend equivalent units. There were no expenses relating to the Plans in 2001, 2000 and 1999.

During 2001, the Company awarded to certain non-executive employees 100,000 restricted common shares. The value of such stock was established by the market price on the date of grant and was recorded as unearned compensation. The unearned compensation is being amortized ratably over the restricted stock vesting period of five years.



9.  SUMMARIZED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                          2001  QUARTER ENDED
                            --------------------------------------------------
                             Dec 31      March 31       June 30        Sept 30
                             ------      --------       -------        -------
Net sales                   $25,185       $27,726       $27,676       $25,046
Cost of goods sold           20,854        23,073        22,170        20,664
Net income                      302           995         1,509           168
Net income per share
  Basic                        $.06          $.19          $.29          $.03
  Diluted                      $.06          $.19          $.29          $.03

                                           2000  Quarter Ended
                            --------------------------------------------------
                             Dec 31       March 31      June 30        Sept 30
                             ------       --------      -------        -------
Net sales                   $25,345       $28,182       $26,097        $26,514
Cost of goods sold           21,447        23,493        22,656         23,136
Net income                      484           934            45            959
Net income per share
  Basic                        $.09          $.18          $.01           $.19
  Diluted                      $.09          $.18          $.01           $.19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)             (Amounts in thousands, except share and per share data)
================================================================================

10.  CONTINGENCIES
In the normal course of business, the Company is involved in pending legal actions. The Company cannot reasonably estimate future costs, if any, related to these matters. Although it is possible that the Company's future operating results could be affected by future cost of litigation, it is management's belief at this time that such costs will not have a material adverse effect on the Company's consolidated financial position or results of operations.

11.  FOREIGN CURRENCY MANAGEMENT
The U.S. dollar is the functional currency for all of the Company's U.S. operations. For these operations, all gains and losses from currency transactions, if any, are included in income currently. For the Company's non-U.S. equity investments, the functional currency is the local currency. The cumulative translation effects for equity investments using functional currencies other than the U. S. dollar are included in accumulated other comprehensive loss in the consolidated statements of shareholders' equity. Foreign currency transaction loss (gain), net was $567, $(207) and $222 in 2001, 2000 and 1999, respectively, and is included in other expense (income), net. Effective October 1, 2001, the Company changed the functional currency of its Irish subsidiary from the euro to the U.S. dollar. The functional currency was changed because a substantial majority of the subsidiary's transactions are now denominated in U.S. dollars.

The Company uses foreign currency exchange contracts, which typically expire within one year, to hedge payments and receipts of currencies related to the purchase and sale of goods overseas. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions. At September 30, 2001, there were no foreign currency exchange contracts outstanding.

12.  BUSINESS SEGMENTS
The Company identifies reportable segments based upon distinct products manufactured and services provided. The Turbine Component Services and Repair ("Repair") segment consists primarily of the repair and remanufacture of jet engine (aerospace) turbine components. The Repair business is also involved in the repair of industrial land-based gas turbine components, precision machining for aerospace applications and inventory management. The Aerospace Component Manufacturing ("ACM") segment consists of the production, heat treatment and some machining of forgings in various alloys utilizing a variety of processes for application in the aerospace industry as well as several other industrial markets. The Metal Finishing segment is a provider of a specialized electroplating process called brush plating, which is used to apply metal coatings to a selective area of a component. The Company's reportable segments are separately managed.

One customer of all three of the Company's segments accounted for 18% of the Company's consolidated net sales in 2001. In 2000, two customers accounted for 17% and 12%, respectively, of the Company's consolidated net sales. The Repair and ACM segments supplied the customer that accounted for 17% of such sales, while the customer that accounted for 12% of such sales was supplied by the Company's Repair segment. One customer of the Company's Repair segment accounted for 13% of consolidated net sales in 1999.

Unallocated amounts represent expenses, which are not of an operating nature and therefore, not allocated to business segments for reporting purposes. Corporate assets are principally cash, cash equivalents and receivables.

The following table summarizes certain information regarding segments of the Company's operations for the years ended September 30, 2001, 2000 and 1999:

                                                2001         2000         1999
================================================================================
Net  sales:
Turbine Component Services and Repair       $  54,401    $  61,658    $  72,081
Aerospace Component Manufacturing              40,891       34,958       34,345
Metal Finishing                                10,341        9,522        9,064
--------------------------------------------------------------------------------

Consolidated net sales                      $ 105,633    $ 106,138    $ 115,490
================================================================================

Operating income:
Turbine Component Services and Repair       $   2,609    $   2,355    $   4,487
Aerospace Component Manufacturing               3,476        1,491        1,097
Metal Finishing                                 1,724        1,070        1,202
Corporate unallocated expenses                 (1,897)      (1,867)      (1,895)
--------------------------------------------------------------------------------

Consolidated operating income                   5,912        3,049        4,891
Interest  expense, net                            659          823          999
Other  expense (income), net                      585         (253)        (213)
--------------------------------------------------------------------------------

Consolidated income before
  income tax provision                      $   4,668    $   2,479    $   4,105
================================================================================

Depreciation and amortization expense:
Turbine Component Services and Repair       $   3,242    $   3,461    $   3,694
Aerospace Component Manufacturing                 679          689          619
Metal Finishing                                   447          482          476
--------------------------------------------------------------------------------

Consolidated  depreciation and
  amortization expense                      $   4,368    $   4,632    $   4,789
================================================================================

Capital expenditures:
Turbine Component Services and Repair       $   3,325    $   4,121    $   3,276
Aerospace Component Manufacturing                 705          472        1,564
Metal Finishing                                    52           59           59
--------------------------------------------------------------------------------

Consolidated capital expenditures           $   4,082    $   4,652    $   4,899
================================================================================

Identifiable assets:
Turbine Component Services and Repair       $  41,641    $  47,367    $  55,967
Aerospace Component Manufacturing              21,360       18,408       19,526
Metal Finishing                                 8,047        8,247        9,601
Corporate                                      15,548        6,478        3,568
--------------------------------------------------------------------------------

Consolidated total assets                   $  86,596    $  80,500    $  88,662
================================================================================

Foreign operations:
Net sales                                   $  38,224    $  46,402    $  53,982
Operating income                                3,964        2,824        4,687
Identifiable assets                            23,579       29,768       38,444

================================================================================



                            SAFE HARBOR STATEMENT

This Annual Report and Management's Discussion and Analysis of Financial Condition and Results of Operations may contain various forward-looking statements and include assumptions concerning the Company's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important economic, political and technological factors, among others, which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions. Such factors include the following: (1) future business environment, including capital and consumer spending; (2) competitive factors, including the ability to replace business which may be lost due to the increased direct involvement of the jet engine manufacturers into turbine component services and repair markets;
(3) successful procurement of new repair process licenses; (4) the impact of fluctuations of foreign currency (euros) exchange rates on the results of operations; (5) successful development and market introductions of new products, including an advanced coating technology; (6) stability of government laws and regulations, including taxes; (7) stable governments and business conditions in economies where business is conducted; and (8) the long-term impact on the aerospace industry of the September 11, 2001 terrorist attacks on the United States.





                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
                   SIFCO INDUSTRIES, INC. AND SUBSIDIARIES


We have audited the accompanying consolidated balance sheets of SIFCO Industries, Inc. (an Ohio corporation) and Subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SIFCO Industries, Inc. and Subsidiaries as of September 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


                                                                Cleveland, Ohio,
                                                               October 26, 2001.

================================================================================

                                   In Memoriam
                               GEORGE D. GOTSCHALL
                                    1920-2001

It is our sad duty to report the death of long-time employee and Director, George D. Gotschall. Mr. Gotschall passed away on February 12, 2001 after a short illness.

He was born in Cleveland, Ohio in 1920 and graduated from the University of Michigan in 1942 with a Bachelor of Science in Engineering. After serving in the U.S. Air Force during World War II as a Radar and Communications Officer, he was promoted to Major and designated Assistant Chief, Special Projects Laboratory at Wright Field Air Force Base. In 1946 he worked with Brush Development Company as Assistant to the President. He then joined Steel Improvement & Forge Company in 1954 as Research Engineer and in 1957 was appointed Vice President of Manufacturing. In 1958, Mr. Gotschall and his family moved to South America where he was General Manager of the Forge Division, Industrias Kaiser Argentina, a joint venture with SIFCO. He also served as a Director of the Company from 1950 to 1958 and continuously from 1962 until his death. He was Assistant Secretary of the Company and served until his retirement in 1983 as Vice President-International and Treasurer.

We at SIFCO count it a high privilege to have known him and will miss his wise counsel and unfailing good humor.

================================================================================

SHAREHOLDER INFORMATION
================================================================================

DIRECTORS
Maurice Foley
Retired Director
AerFi Group plc
Shannon, Ireland

Jeffrey P. Gotschall
Chairman of the Board
President and Chief Executive Officer
SIFCO Industries, Inc.

Richard S. Gray
Retired President
Enterprise Development, Inc.
Cleveland, Ohio

William R. Higgins
Chief Executive Officer
Applied Fiber Systems
Clearwater, Florida

Charles H. Smith, Jr.
Chairman Emeritus
SIFCO Industries, Inc.

Hudson D. Smith
Treasurer, SIFCO Industries, Inc.
President, SIFCO Forge Group

Thomas J. Vild
Vild & Associates
Chagrin Falls, Ohio

J. Douglas Whelan
Retired President and Chief Operating Officer
Wyman-Gordon Company
North Grafton, Massachusetts


OFFICERS
Jeffrey P. Gotschall
Chairman of the Board
President and Chief Executive Officer

Timothy V. Crean
Executive Vice President

Hudson D. Smith
Treasurer

Frank A. Cappello
Vice President-Finance and Chief Financial Officer

Carolyn J. Buller
Secretary and General Counsel
Partner
Squire, Sanders & Dempsey

Remigijus H. Belzinskas
Corporate Controller


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





FORM 10-K REQUESTS
A copy of the Company's current form 10-K annual report as filed with the Securities and Exchange Commission is available without charge to shareholders upon request to Investor Relations, SIFCO Industries, Inc. We also invite you to visit our website: www.sifco.com.


ANNUAL MEETING
The annual meeting of shareholders of SIFCO Industries, Inc. will be held at National City Bank, East Ninth Street and Euclid Avenue, Cleveland, Ohio, at 10:30 AM on January 29, 2002.


COMMON SHARE INFORMATION
The Company's Common Shares are quoted on the American Stock Exchange (AMEX) under the symbol SIF. The following table sets forth, for the periods indicated, the high and low sales price for the Company's Common Shares as reported by the American Stock Exchange.

                                          Years Ended
                                          September 30
                                    2001               2000
================================================================================

                               HIGH      LOW       High      Low
                             ----------------    ----------------

   First Quarter             $ 6.38    $ 4.56    $ 7.69    $ 6.56
   Second Quarter              5.88      4.55      7.25      5.62
   Third Quarter               6.05      4.40      7.25      5.62
   Fourth Quarter              7.45      4.60      7.62      5.12

[SIFCO INDUSTRIES, INC. LOGO]



970 East 64th Street, Cleveland, Ohio  44103-1694
Phone: (216) 881-8600     Fax: (216) 432-6281
www.sifco.com